As filed with the Securities and Exchange Commission on November 7, 2018

Registration No. 333-[___]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

BANK OF COMMERCE HOLDINGS

(Exact name of registrant as specified in its charter)

CALIFORNIA (State or other jurisdiction of incorporation or organization)	6022 (Primary standard industrial classification code number)	94-2823865 (I.R.S. employer identification no.)

555 Capitol Mall, Suite 1255, Sacramento, California 95814 (800) 421-2575
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

RANDALL S. ESLICK

President and Chief Executive Officer

555 Capitol Mall, Suite 1255

Sacramento, California 95814

(800) 421-2575
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

STEPHEN M. KLEIN BART E. BARTHOLDT Miller Nash Graham & Dunn LLP Pier 70, 2801 Alaskan Way, Suite 300 Seattle, Washington 98121-1128 Telephone: (206) 777-7506 Facsimile: (206) 340-9599	DANIEL b. eng Lewis Brisbois Bisgaard & Smith LLP 333 Bush Street, Suite 1100 San Francisco, California 94104 Telephone: (415) 262-8508 Facsimile: (415) 434-0882

Approximate date of commencement of proposed sale of securities to the public:

As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company)

Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided purchase to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Being Registered	Amount Being Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)
Common Stock, No Par Value	1,834,173	N/A	$4,508,535.12	$546.43

(1)

Represents the maximum number of shares of common stock, no par value per share estimated to be issuable by Bank of Commerce Holdings (“BOCH”) upon consummation of the merger with Merchants Holding Company (“Merchants”) described herein.

(2)

Estimated solely for purposes of calculating the registration fee and calculated in accordance with Rule 457(f) under the Securities Act of 1933, the proposed maximum offering price of $4,508,535.12 is computed by subtracting $15,300,000, (the estimated cash to be paid by BOCH ) from $19,808,535.12 (the market value of Merchants common stock) which is calculated by multiplying $25.08 (the per-share book value of Merchants common stock on October 31, 2018) times 789,814 (the maximum number of shares of Merchants common stock expected to be exchanged for the common stock being registered).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT WILL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT WILL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

The information in this proxy statement/prospectus is not complete and may be changed. Bank of Commerce Holdings may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and Bank of Commerce Holdings is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED NOVEMBER 7, 2018

PROXY STATEMENT OF	PROSPECTUS OF
MERCHANTS HOLDING COMPANY	BANK OF COMMERCE HOLDINGS

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Merchants Holding Company Shareholders:

As you probably know, the boards of directors of Merchants Holding Company (“Merchants”) and Bank of Commerce Holdings (“BOCH”) have each approved a merger (“merger”) of Merchants with and into BOCH, subject to approval by Merchants shareholders, appropriate bank regulators, and other customary conditions. Immediately following the merger, Merchants’ wholly-owned subsidiary, The Merchants National Bank of Sacramento (“Merchants Bank”), will be merged into BOCH’s subsidiary, Redding Bank of Commerce (“RBC”), subject to approval of appropriate bank regulators.

Under the terms of the Agreement and Plan of Merger, dated as of October 4, 2018 (the “merger agreement”), BOCH will pay to Merchants shareholders a total of 1,834,173 shares of BOCH common stock, plus cash in the amount of $15,300,000, with each portion of the merger consideration being subject to adjustment in the event that the “Merchants Core Deposits” (as defined in the merger agreement) fall below an agreed threshold, as described in the attached proxy statement/prospectus. Merchants shareholders may elect to receive 3.8703 shares of BOCH common stock per Merchants share, or $48.4318 in cash per Merchants share, or a unit consisting of a mix of approximately 2.3223 shares of BOCH common stock and $19.3716 cash per Merchants share. However, because the total amounts of cash and stock to be issued by BOCH in the merger is fixed, Merchants shareholders who elect to receive all cash or all stock will be subject to a pro rata adjustment such that the amount of cash and stock paid or issued in the transaction will not exceed the total amount of cash and number of shares of BOCH common stock to be paid and issued at closing. Merchants shareholders who elect to receive the unit consisting of a mix of stock and cash will not be subject to adjustment as to the type of consideration received. Because the value of BOCH common stock will fluctuate prior to the effectiveness of the merger, you will not know the exact value of the merger consideration at the time of the shareholders’ meeting or at the time Merchants shareholders make their elections of the form of merger consideration.

Shares of BOCH common stock are listed on the NASDAQ Global Market under the symbol “BOCH.” On October 4, 2018, immediately prior to the first public announcement of the merger, the closing price of BOCH common stock was $11.80, and on [___], 2018, the latest practicable date before the printing of this proxy statement/prospectus, the closing price of BOCH common stock was $[___] per share.

The accompanying proxy statement/prospectus serves as: the proxy statement for the special meeting of shareholders of Merchants and the prospectus for the shares of BOCH common stock to be issued in the merger. The accompanying proxy statement/prospectus includes detailed information about the special meeting of Merchants shareholders and the merger, and the documents related to the merger. We urge you to read the proxy statement/prospectus and its appendices carefully, including the considerations discussed under “Risk Factors” beginning on page 11.

Merchants will hold a special shareholders’ meeting to vote on the merger agreement. The special meeting of the shareholders of Merchants will be held on [___], 2018, at [___] [___]. m. Pacific Time, at [___], Sacramento, California. Your vote is very important. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy.

The board of directors of Merchants has recommended that you vote FOR approval of the merger agreement and the other proposals described in this proxy statement/prospectus.

If you have any questions concerning the merger or the proxy statement/prospectus, please contact Stephen A. Meyers, Chairman, Chief Executive Officer and President of Merchants at (916) 442-3883.

Stephen A. Meyers, Chairman, Chief Executive Officer and President

Neither the Federal Deposit Insurance Corporation, Securities and Exchange Commission, nor any state securities commission has approved the securities to be issued by BOCH or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of BOCH common stock to be issued in the merger are not savings or deposit accounts or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Federal Deposit Insurance Fund or any other governmental agency. Such shares are not guaranteed by BOCH or Merchants and are subject to investment risk, including the possible loss of principal.

This proxy statement/prospectus is dated [___], 2018 and is first being mailed to
Merchants shareholders on or about [___], 2018.

merchants holding company
1015 Seventh Street, Sacramento, California 95814

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD [___], 2018

TO THE SHAREHOLDERS OF MERCHANTS HOLDING COMPANY:

A special meeting of shareholders of Merchants Holding Company (“Merchants”) will be held on [___], 2018, at [___] [___].m. Pacific Time, at [___], Sacramento, California. The special meeting is for the following purposes:

1.

To consider and vote on a proposal to approve the Agreement and Plan of Merger, dated as of October 4, 2018, by and between Bank of Commerce Holdings (“BOCH”) and Merchants, under the terms of which Merchants will merge with and into BOCH and Merchants’ subsidiary, The Merchants National Bank of Sacramento (“Merchants Bank”), will merge with and into BOCH’s subsidiary, Redding Bank of Commerce (“RBC”), as more fully described in the accompanying proxy statement/prospectus. The merger agreement is attached as Appendix A to the proxy statement/prospectus.

2.	To approve one or more adjournments of the Merchants special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of approval of the merger agreement.

Holders of record of Merchants common stock at the close of business on [___], 2018, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of it. The affirmative vote of the holders of at least a majority of the shares of Merchants’ outstanding common stock is required for approval of the merger agreement. Merchants’ directors, certain executive officers and a substantial shareholder have signed agreements to vote their shares in favor of the merger agreement. Such persons are entitled to vote 448,503 shares of outstanding common stock representing approximately 56.8% of all outstanding shares of Merchants common stock. As of [___], 2018, there were 789,814 shares of Merchants common stock outstanding.

Merchants’ shareholders have the right to dissent from the merger and obtain payment of the fair market value of their Merchants shares under California law, but only if they perfect their dissenters’ rights and comply with the provisions of California law. A copy of the applicable California statutory provisions regarding dissenters’ rights is attached as Appendix B to the accompanying proxy statement/prospectus. For details of dissenters’ rights and how to exercise them, please see the discussion under “The Merger – Dissenters’ Rights of Appraisal.”

Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. If you do not vote your shares in person or by proxy, it will have the same effect as voting against the merger.

The board of directors of Merchants has determined that the merger agreement is fair to, advisable, and in the best interests of Merchants and its shareholders and recommends that you vote FOR approval of the merger agreement. With regard to its recommendation that shareholders vote FOR approval of the merger agreement, the board of directors of Merchants considered a number of factors, including the receipt of a fairness opinion from the investment banking firm of D.A. Davidson & Co., as discussed in “Background of and Reasons for the Merger” beginning on page 24. Such factors also constituted the reasons that the board of directors determined to approve the merger agreement.

You will receive instructions on how to exchange your shares of Merchants common stock for the merger consideration promptly after the closing of the merger.

By Order of the Board of Directors,

Madelyne Carpenter, Secretary

Sacramento, California
[___], 2018

REFERENCES TO ADDITIONAL INFORMATION

BOCH

This proxy statement/prospectus incorporates important business and financial information about BOCH from documents that BOCH has previously filed with the Securities and Exchange Commission (“SEC”) and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of BOCH documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information.” This information is available for you to review through the SEC’s website at http://www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning BOCH, without charge, by telephone or written request directed to:

Bank of Commerce Holdings

1901 Churn Creek Road

Redding, California 96002

ATTN: Corporate Secretary

Telephone: (800) 421-2575

Certain reports can also be found on BOCH’s website at www.bankofcommerceholdings.com.

BOCH’s common stock is traded on the NASDAQ Global Market under the symbol “BOCH.”

You will not be charged for the documents that you request. If you would like to request documents, please do so by [___], 2018 in order to receive them before the Merchants special shareholders’ meeting.

Merchants

Merchants does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents or reports with the SEC.

If you have questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus, would like copies of Merchants’ articles of incorporation or bylaws, or would like copies of Merchants’ historical consolidated financial statements or need help voting your shares of Merchants, please contact:

Merchants Holding Company
1015 Seventh Street
Sacramento, California 95814
ATTN: Stephen A. Meyers, Chairman, Chief Executive Officer and President
(916) 442-3883

Appendix A – Agreement and Plan of Merger, dated as of October 4, 2018

Appendix B – Selected Sections of Chapter 13 of the California Corporations Code (Dissenters’ Rights)

Appendix C – Opinion of D.A. Davidson & Co., Financial Advisor to Merchants

i

QUESTIONS AND ANSWERS

Why am I receiving these materials?

We are sending you these materials to solicit your proxy to vote in favor of the merger and to help you decide how to vote your shares of Merchants Holding Company (“Merchants”) common stock with respect to its proposed merger with Bank of Commerce Holdings (“BOCH”). The merger cannot be completed unless Merchants receives the affirmative vote of the holders of at least a majority of the outstanding shares of Merchants’ common stock. Merchants is holding a special meeting of shareholders to vote on proposals relating to the merger. Information about the special meeting is contained in this document. See “Merchants Special Shareholders’ Meeting.”

This document is both a proxy statement of Merchants and a prospectus of BOCH. It is a proxy statement because the officers and board of directors of Merchants (the “Merchants Board”) are soliciting proxies from Merchants shareholders in connection with voting on the merger. It is a prospectus because BOCH will issue shares of its common stock in exchange for shares of Merchants common stock as part of the consideration to be paid in the merger.

What will Merchants shareholders receive in the merger?

Under the terms of the merger agreement, BOCH will issue a total of 1,834,173 shares of BOCH common stock, and will pay a total of $15,300,000 in cash, for all of the outstanding shares of Merchants common stock, other than dissenting shares. The mix of stock and cash to be issued in the transaction was 60% stock and 40% cash, based on the 10-day weighted average closing price of BOCH common stock as of August 10, 2018 (as negotiated by BOCH and Merchants at the time they entered into a letter of intent), which was $12.51 per share. Under the merger agreement, each share of Merchants common stock will be exchanged, at the holder’s election, for one of the following three types of consideration, subject to adjustment as described below:

●	Cash in a fixed amount of $48.4318;

●	3.8703 shares of BOCH common stock; or

●	A unit consisting of $19.3716 in cash and 2.3223 shares of BOCH common stock.

The total amount of stock and cash to be issued by BOCH is fixed. As a result, Merchants shareholders electing to receive all cash or all stock will be subject to a pro rata adjustment if too many Merchants shareholders elect one form of consideration over the other, such that the total mix of consideration in the transaction will equal the total amount of cash and number of shares of BOCH common stock to be issued at closing. Merchants shareholders electing the unit consisting of 2.3223 shares of BOCH common stock and $19.3716 in cash will be entitled to receive such mix of consideration without pro rata adjustment, although such amounts are subject to reduction based on “Merchants Core Deposits” as described immediately below.

Additionally, the total amount of cash and number of shares of BOCH common stock to be issued at closing will be reduced if “Merchants Core Deposits” (i.e., average daily balance of all deposits other than maturity deposits and public funds) are less than $139,750,922 for the 30-day period ending approximately one week before the completion of the merger, which, in such event, will result in the amounts received for each election being reduced. The method and manner of any such reduction will occur as explained in detail under “The Merger—Adjustments to Merger Consideration.”

Is the value of the per share consideration that I receive expected to be substantially equivalent regardless of which election I make?

Not necessarily. The formulas used to calculate the per share consideration are based on the 10-day weighted average closing price of BOCH common stock as of August 10, 2018 (as negotiated by BOCH and Merchants at the time they entered into a letter of intent), which was $12.51 per share. Accordingly, the formulas are not expected to provide substantially equal value for each share of Merchants common stock that is exchanged in the merger, regardless of whether you elect to receive cash, stock, or a unit consisting of a mix of cash and stock, and will only do so if the per share value of BOCH common stock at closing is equal to $12.51. As the trading price of BOCH common stock fluctuates above or below this amount, the relative values of an all-cash, all-stock, or mixed consideration election will vary, with one form of election having more value than the others at the time of payment of the merger consideration by BOCH, without taking account of tax considerations.

Because the value of BOCH common stock will fluctuate prior to the effectiveness of the merger, you will not know the exact value of the stock portion of the merger consideration at the time of the shareholders’ meeting or at the time Merchants shareholders make their elections as to the form of merger consideration.

How and when do I elect the form of consideration that I prefer to receive?

An election statement with instructions for making the election as to the form of consideration you prefer accompanies this proxy statement/prospectus. To make an election, you must submit an election statement to BOCH’s exchange agent, Broadridge Corporate Issuer Solutions, Inc., before 5:00 p.m., Pacific Time, on the date that is three business days prior to the completion of the merger (or such other time as mutually agreed by BOCH and Merchants). This date is referred to as the “election deadline” and has been selected to allow Merchants shareholders to consider BOCH’s stock price as proximately to closing as possible, while preserving the ability to effect timely exchange of your Merchants common stock for the merger consideration. Election choices and election procedures are described under “The Merger –Merchants Shareholder Election Alternatives.” DO NOT SEND IN YOUR STOCK CERTIFICATES WITH YOUR PROXY CARD.

NOTE: The actual election deadline is not currently known. BOCH and Merchants will issue a press release announcing the date of the election deadline at least five business days prior to the election deadline. Additionally, BOCH and Merchants will post the date of the election deadline on their respective websites (the Merchants Bank website, in the case of Merchants), also at least five business days before that deadline.

May I change my election once it has been submitted?

Yes. An election may be changed as long as the new election is received by the exchange agent prior to the election deadline. To change an election, you must send the exchange agent a written notice revoking any election previously submitted.

What happens if an election is not made prior to the election deadline?

If you fail to submit an election statement to the exchange agent prior to the election deadline, then you will be deemed to have made no election and will receive for each share of Merchants common stock you hold a unit consisting of 2.3223 shares of BOCH common stock and $19.3716 in cash.

How soon after the merger is completed can I expect to receive my merger consideration?

BOCH will work with its exchange agent, Broadridge Corporate Issuer Solutions, Inc., to distribute consideration payable in the merger as promptly as practicable following the completion of the merger.

Will the shares of BOCH common stock that I receive in the merger be freely transferable?

Yes. All BOCH common stock issued in the merger will be transferable free of restrictions under federal and state securities laws.

When will the merger occur?

We presently expect to complete the merger during the first quarter of 2019. The actual timing of the transaction is subject to a number of factors, many of which are beyond the control of BOCH and Merchants. The merger is also conditioned upon and will only occur after the approval of the merger agreement by the affirmative vote of holders of at least a majority of the shares of Merchants common stock, the receipt of required regulatory approvals, and the satisfaction or waiver of the other conditions to the merger described in the merger agreement and summarized under “The Merger” below.

Either BOCH or Merchants may terminate the merger agreement if the effective date does not occur on or before April 30, 2019, unless extended under certain circumstances as described under “The Merger —Termination of the Merger Agreement.”

When and where will the special meeting take place?

Merchants will hold a special meeting of its shareholders on [___], 2018, at [___] [___].m. Pacific Time, at [___], Sacramento, California.

Who may vote at the special meeting?

The Merchants Board has set [___], 2018 as the record date for the special meeting. If you were the owner of Merchants common stock at the close of business on [___], 2018, you may vote at the special meeting.

What vote is required to approve the merger agreement?

Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of Merchants’ outstanding common stock. As described in this proxy statement/prospectus, Merchants’ directors, certain executive officers and a substantial shareholder have agreed to vote the shares they are entitled to vote in favor of the merger agreement. As of the date hereof, such persons are entitled to vote 448,503 shares of Merchants common stock, representing approximately 56.8% of all outstanding shares of Merchants common stock. See “Merchants Special Shareholders’ Meeting” and “The Merger – Voting Agreements.”

What vote is required to approve the adjournment of the special meeting, if necessary or appropriate?

Pursuant to Merchants’ bylaws, any shareholders’ meeting, whether or not a quorum is present, may be adjourned by the vote of a majority of the shares represented at the meeting, either in person or by proxy.

How do I vote?

If you were a shareholder of record on [___], 2018, you may vote on the proposals presented at the special meeting in person or you may submit a proxy to have your shares voted on your behalf. We urge you to promptly complete the enclosed proxy card. Even if you plan to attend the special meeting, we recommend that you submit a proxy in advance to have your shares voted on your behalf so that your vote will be counted if you later decide not to attend the special meeting.

You may submit your voting instructions by mail by completing, signing and dating the enclosed proxy card and returning it to us promptly in the enclosed envelope. Returning the proxy card will not affect your right to attend the special meeting and vote in person.

If you choose to vote your shares in person at the special meeting, please bring the enclosed proxy card (if not already mailed) and proof of identification.

Can I change my voting instructions after I have mailed my signed proxy card?

Yes. You may change your voting instructions at any time before your proxy is voted at the special meeting. If your shares of Merchants common stock are held in your own name, you may:

●

Send a written notice to the Secretary of Merchants at 1015 Seventh Street, Sacramento, California 95814, ATTN: Secretary, Madelyne Carpenter, stating that you would like to revoke your proxy and provide new instructions on how to vote;

●	Complete and submit a later-dated proxy card; or

●	Attend the meeting and vote in person.

If you choose either the first or second method above, you must deliver your notice of revocation or your new proxy card to Merchants’ Secretary prior to the vote at the special meeting.

What happens if I return my proxy but do not indicate how to vote my shares?

If you sign and return your proxy card but do not provide instructions on how to vote your shares of Merchants common stock at the special meeting of shareholders, your shares of Merchants common stock will be voted “FOR” approval of the merger agreement and “FOR” approval of one or more adjournments of the special meeting.

What should I do if I receive more than one set of voting materials?

If you hold shares of Merchants common stock in “street name” and also directly as a record holder or otherwise or if you hold shares of Merchants common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the special meeting. Please complete, sign, date and return each proxy card or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Merchants common stock are voted. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your nominee to vote your shares.

How does the Merchants Board recommend that I vote?

The Merchants Board recommends that Merchants shareholders vote “FOR” the proposals described in this proxy statement/prospectus, including in favor of the merger agreement.

What do I need to do now?

We encourage you to read this proxy statement/prospectus and related information in its entirety. Important information is presented in greater detail elsewhere in this document, and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about BOCH that may be important to you is incorporated by reference into this document from documents separately filed by BOCH with the SEC. This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC.

Following review of this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares of Merchants common stock can be voted at Merchants’ special meeting of shareholders.

Should I send in my common stock certificates now?

No. Please do not send your Merchants common stock certificates with your proxy card or your election statement. You will receive written instructions from BOCH’s exchange agent promptly following the closing of the merger on how to exchange your Merchants common stock certificates for the merger consideration.

What risks should I consider?

You should review carefully the discussion under “Risk Factors.” You should also review the factors considered by the Merchants Board in approving the merger agreement. See “Background of and Reasons for the Merger.”

What are the tax consequences of the merger to me?

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and it is a condition to the respective obligations of Merchants and BOCH to complete the merger that each of Merchants and BOCH receives an opinion of counsel to that effect.

In a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code:

(A) a shareholder who exchanges his, her or its common stock in an acquired company solely for shares of common stock in an acquiring company will not generally be required to recognize gain or loss on the exchange;

(B) a shareholder who exchanges his, her or its common stock in an acquired company for shares of common stock in an acquiring company, plus cash (whether by election to receive cash compensation or by virtue of pro rata adjustment), must generally recognize gain (but not loss) on the exchange in an amount equal to the lesser of (i) the amount of gain realized (i.e., the excess of the sum of the fair market value of the shares of acquiring company common stock (including any fractional shares) and cash received pursuant to the merger (excluding any cash received in lieu of fractional shares) over the shareholder’s adjusted tax basis in his, her or its shares of acquired company stock surrendered pursuant to the merger), or (ii) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger; and

(C) a shareholder who exchanges his, her or its common stock in an acquired company solely for cash must generally recognize gain or loss on the exchange in an amount equal to the amount of gain or loss realized (i.e., the excess or the deficient of the cash received pursuant to the merger over the shareholder's adjusted tax basis in his, her or its shares of acquired company stock surrendered pursuant to the merger).

For a detailed discussion of the material United States federal income tax consequences of the merger, see “The Merger – Material U.S. Federal Income Tax Consequences of the Merger.”

We urge you to consult your tax advisor to fully understand the tax consequences to you of the merger. Tax matters are very complicated and in many cases the tax consequences of the merger will depend upon your particular facts and circumstances.

Do I have appraisal or dissenters’ rights?

If you are a Merchants shareholder of record as of the record date for the special meeting, you do not have your shares voted in favor of the merger agreement, and you take certain other actions required by California law, you will have dissenters’ rights under Chapter 13 of the California General Corporation Law (“CGCL”). Exercise of these rights will result in the purchase of your shares of Merchants common stock at “fair value,” as determined in accordance with the CGCL. If you elect to exercise this right, we encourage you to consult with your financial and legal advisors. Please read the section entitled “The Merger – Dissenters’ Rights of Appraisal” for additional information.

Who can help answer my questions?

If you have questions about the merger, the special shareholders’ meeting, or your proxy, or if you need additional copies of this document or the enclosed proxy card, you should contact:

Merchants Holding Company

1015 Seventh Street

Sacramento, California 95814

ATTN: Stephen A. Meyers, Chairman, Chief Executive Officer and President

Tel. No. (916) 442-3883

SUMMARY

This summary, together with the preceding section entitled “Questions and Answers”, highlights selected information about this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The merger agreement is attached as Appendix A to this proxy statement/prospectus.

Information about BOCH and Merchants

Bank of Commerce Holdings
555 Capitol Mall, Suite 1255
Sacramento, California 95814
(800) 421-2575

BOCH is a California corporation that commenced banking operations in 1982 in Redding, California, where there are now three offices, and expanded into the Sacramento market as a loan and depository office in 2001. BOCH is a regional bank holding company providing a full range of commercial banking services from nine full service facilities in Northern California. BOCH is the parent company of Redding Bank of Commerce, which operates under two separate names (Redding Bank of Commerce, and Sacramento Bank of Commerce, a division of Redding Bank of Commerce). BOCH offers a wide range of banking products and services, including transaction and savings deposits, real estate, commercial, agriculture and consumer loans, mortgage origination services, and retail brokerage services. RBC serves individuals, small to medium-sized businesses, community organizations and public entities.

BOCH's common stock trades on the NASDAQ Global Market under the symbol “BOCH.”

As of September 30, 2018, BOCH had total assets of approximately $1,300,000,000, total gross loans of approximately $927,500,000, total deposits of approximately $1,100,000,000 and approximately $133,000,000 in shareholders’ equity.

Financial and other information regarding BOCH, including risks associated with BOCH’s business, is set forth in BOCH’s annual report on Form 10-K for the year ended December 31, 2017 and quarterly report on Form 10-Q for the quarter ended September 30, 2018. Information regarding BOCH’s executive officers and directors, as well as additional information, including executive compensation and certain relationships and related transactions, is set forth or incorporated by reference in BOCH’s annual report on Form 10-K for the year ended December 31, 2017, and BOCH’s proxy statement for its 2018 annual meeting of shareholders, and the Forms 8-K filed by BOCH that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

Merchants Holding Company
1015 Seventh Street
Sacramento, California 95814
(916) 442-3883

Merchants is a California corporation, formed in 1994 to serve as the holding company for Merchants Bank, which commenced operations in 1921. Merchants Bank offers a wide range of banking products and services, including savings deposits, commercial, consumer and real estate loans, mortgage origination services and retail brokerage services. Merchants Bank serves individuals, small-to-medium sized businesses, community organizations and public entities.

As of September 30, 2018, Merchants had total assets of approximately $213,387,000, gross loans receivable of approximately $88,003,000, total deposits of approximately $192,241,000 and approximately $19,945,000 in shareholders’ equity.

For additional information about Merchants, see “Information Concerning Merchants.”

The Merger

Both the BOCH and Merchants boards of directors have approved and adopted the merger agreement, which provides for the merger of Merchants with and into BOCH and the merger of Merchants Bank with and into RBC. Under the terms of the merger agreement, BOCH will pay to Merchants shareholders, a total of 1,834,173 shares of BOCH common stock, plus $15,300,000 in cash, subject to adjustment as described below. Merchants’ shareholders may elect to receive, for each share of Merchants common stock, either all BOCH common stock (3.8703 shares of BOCH common stock), all cash ($48.4318), or a unit consisting of $19.3716 in cash and 2.3223 shares of BOCH common stock.

However, because the total amount of stock and cash to be issued by BOCH is fixed, Merchants shareholders electing to receive all cash or all stock will be subject to a pro rata adjustment such that the total mix of consideration in the transaction will equal the total amount of cash and number of shares of BOCH common stock to be issued at closing. Merchants shareholders electing to receive the unit of 2.3223 shares of BOCH common stock and $19.3716 in cash, however, will not be subject to this pro rata adjustment. Because the value of BOCH common stock will fluctuate prior to the effectiveness of the merger, you will not know the exact value of the merger consideration at the time of the shareholders’ meeting or at the time Merchants shareholders make their elections as to the form of merger consideration.

Additionally, the total amount of cash and number of shares of BOCH common stock to be issued at closing will be reduced if “Merchants Core Deposits” (i.e., average daily balance of all deposits other than maturity deposits and public funds) are less than $139,750,922 for the 30-day period ending the day preceding the fifth business day immediately preceding the effective date of the merger. The reduction in merger consideration will be based on a pricing schedule that is set forth under “The Merger – Adjustments to Merger Consideration” below. That schedule establishes incremental reductions in the all-cash, all-stock, and mixed consideration election amounts depending on the value of Merchants Core Deposits as of the applicable determination date. For each increment of $250,000 that Merchants Core Deposits is less than the threshold amount of $139,750,922, the aggregate available cash consideration will be reduced by approximately $11,860 and the aggregate available stock consideration will be reduced by approximately 1,422 shares of BOCH common stock. If Merchants’ average core deposits at closing are less than $128,419,766, however, BOCH may terminate the merger agreement.

Recommendation of Merchants Board

The Merchants Board recommends that holders of Merchants common stock vote “FOR” the proposal to approve the merger agreement.

For further discussion of Merchants’ reasons for the merger and the recommendations of the Merchants Board, see “Background of and Reasons for the Merger – Reasons for the Merger – Merchants.”

Opinion of Merchants’ Financial Advisor

In connection with the merger, Merchants’ financial advisor, D.A. Davidson & Co., (“Davidson”) delivered a written opinion, dated October 3, 2018, to the Merchants Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Merchants common stock of the merger consideration in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Davidson in preparing the opinion, is attached as Appendix C to this document. The opinion was for the information of, and was directed to, the Merchants Board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Merchants to engage in the merger or enter into the merger agreement or constitute a recommendation to the Merchants Board in connection with the merger, and it does not constitute a recommendation to any holder of Merchants common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

For further information, see “Background of and Reasons for the Merger – Opinion of Merchants’ Financial Advisor.”

Interests of Merchants Directors and Executive Officers in the Merger

When you consider the recommendation of the Merchants Board that Merchants’ shareholders approve the merger agreement, you should be aware that certain members of Merchants’ and/or Merchants Bank’s management have interests in the merger that are different from, or in addition to, their interests as Merchants shareholders. These interests arise out of, among other things, voting and non-competition agreements that have been entered into or may be entered into by the directors and certain executive officers of Merchants, employment agreements entered into by certain Merchants and Merchants Bank executive officers, change-in-control payments to be received by certain executive officers, and provisions in the merger agreement relating to indemnification of Merchants directors and officers. For a description of the interests of Merchants’ directors and executive officers in the merger, see “The Merger – Interests of Merchants Directors and Executive Officers in the Merger.”

The Merchants Board was aware of these interests and took them into account in its decision to approve the merger agreement.

Merchants Shareholders’ Dissenters’ Rights

Under California law, Merchants shareholders have the right to dissent from the merger and receive cash for the “fair value” of their shares of Merchants common stock. The procedures required under California law are described later in this document, and a copy of the relevant statutory provisions is attached as Appendix B. For more information on dissenters’ rights, see “The Merger – Dissenters’ Rights of Appraisal.”

Regulatory Matters

Each of BOCH and Merchants has agreed to use its commercially reasonable efforts to obtain all regulatory approvals required by the merger agreement and the transactions contemplated by the merger agreement. These approvals include approval or a waiver from the Federal Reserve, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency and the California Department of Business Oversight – Division of Financial Institutions. Applications have been filed with these regulatory bodies seeking such approvals. BOCH and Merchants expect to obtain all such regulatory approvals, although neither can be certain if or when approval will be obtained. See “The Merger – Regulatory Requirements.”

Conditions to Completion of the Merger

Currently, BOCH and Merchants expect to complete the merger during the first quarter of 2019. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. Neither BOCH nor Merchants can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived. See “The Merger – Conditions to the Merger.”

Termination of the Merger Agreement

The merger agreement provides that either BOCH or Merchants may terminate the merger agreement either before or after the Merchants special meeting, under certain circumstances. See “The Merger – Termination of the Merger Agreement.”

Termination Fee

The merger agreement provides that Merchants must pay BOCH a termination fee of $1,340,000 if the merger agreement is terminated (i) by BOCH if the Merchants Board fails to recommend approval of the merger agreement by Merchants’ shareholders or modifies, withdraws or adversely changes its recommendation, or (ii) by BOCH, regardless of whether the Merchants Board recommends to Merchants shareholders the approval of the merger, if Merchants shareholders do not approve the merger at the special meeting, or (iii) by the Merchants Board due to its determination that an acquisition proposal received by Merchants constitutes a “Superior Proposal” (as defined in the merger agreement), which is acted upon by Merchants, or (iv) by BOCH because an “Acquisition Event” (as defined in the merger agreement) with respect to Merchants has occurred.

Merchants agreed to pay the termination fee under the circumstances described above in order to induce BOCH to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Merchants. See “The Merger – Termination Fee.”

Merchants Shareholders’ Rights After the Merger

The rights of Merchants shareholders are governed by California law, as well as by Merchants’ articles of incorporation and bylaws. After completion of the merger, the rights of the former Merchants shareholders receiving BOCH common stock in the merger will continue to be governed by California law, and will be governed by BOCH’s restated articles of incorporation and amended and restated bylaws. Although BOCH’s restated articles of incorporation and amended and restated bylaws are similar in many ways to Merchants’ articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of Merchants shareholders. See “Comparison of Certain Rights of Holders of BOCH and Merchants Common Stock.”

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” you should consider the matters described below carefully in determining whether or not to approve the merger agreement and the transactions contemplated by the merger agreement.

Risks Associated with the Proposed Merger

Because the market price of the BOCH common stock may fluctuate, you cannot be sure of the value of the shares of BOCH common stock that you will receive.

Although the aggregate number of shares of BOCH common stock that will constitute the stock portion of the mixed election consideration or all-stock consideration in the merger is fixed, you will not be able to determine the value of any BOCH common stock that you would receive upon completion of the merger at the time of the special meeting of shareholders. Any change in the market price of BOCH common stock prior to completion of the merger will affect the value of the stock consideration that Merchants shareholders will receive in the merger. Common stock price changes may result from a variety of factors, including but not limited to general market and economic conditions, changes in BOCH’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of BOCH or Merchants. On [___], 2018, the closing price of BOCH common stock was $[___]. You should obtain current market prices for BOCH common stock.

Merchants’ shareholders may receive a form of merger consideration different from what they elect.

Although each Merchants shareholder may elect to receive all cash or all BOCH common stock in the merger, or a unit consisting of $19.3716 in cash and 2.3223 shares of BOCH common stock, the aggregate amounts of cash and BOCH common stock to be paid in the merger are fixed. As a result, if either the aggregate cash or stock elections exceed the maximum amounts available (for example, the all-cash elections plus the cash portion of all mixed consideration elections exceeds $15,300,000, or, alternatively, the all-stock elections plus the stock portion of all mixed consideration elections exceeds 1,834,173 shares of BOCH common stock), shareholders electing exclusively to receive the oversubscribed form of consideration will receive a portion of that consideration in the form they did not choose. However, those shareholders electing the unit consisting of $19.3716 in cash and 2.3223 shares of BOCH common stock are not subject to this pro rata adjustment.

The merger agreement limits Merchants’ ability to pursue other transactions and provides for the payment of a termination fee if Merchants does so.

While the merger agreement is in effect, subject to very narrow exceptions, Merchants and its directors, officers, employees, agents and representatives are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits Merchants’ ability to seek offers from other potential acquirers that may be superior from a financial point of view to the proposed transaction. If Merchants receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by BOCH and the merger agreement is terminated, Merchants will be required to pay a $1,340,000 termination fee. This fee makes it less likely that a third party will make an alternative acquisition proposal. See “The Merger – Termination Fee.”

Combining our two companies may be more challenging, costly or time-consuming than we expect.

Although BOCH previously acquired five branches from Bank of America in 2016, it has not previously been involved in a whole-bank acquisition such as the proposed merger. It is possible that the integration of Merchants Bank into RBC could result in the unanticipated loss of key employees, the disruption of the ongoing business of Merchants or inconsistencies in standards, controls, procedures and policies that adversely affect the ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause loss of customers or cause customers to take their deposits out of Merchants Bank.

Unanticipated costs relating to the merger could reduce BOCH’s future earnings per share.

BOCH believes that it has reasonably and conservatively estimated the likely costs of integrating the operations of Merchants Bank into RBC, and the incremental costs of operating as a combined financial institution. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of BOCH after the merger. If the merger is completed and unexpected costs are incurred, the merger could have a dilutive effect on BOCH’s earnings per share, meaning earnings per share could be less than they would be if the merger had not been completed.

The fairness opinion of Merchants’ financial advisor received by the Merchants Board prior to signing of the merger agreement does not reflect changes in circumstances since the signing of the merger agreement.

General market and economic conditions, including the recent volatility of U.S. and worldwide equities markets, and other factors that may be beyond the control of BOCH or Merchants, may have altered the price of shares of BOCH common stock as of the date of this proxy statement/prospectus, or may alter such sale prices by the time the merger is completed. The opinion of Davidson, Merchant’s financial advisor, dated October 3, 2018, does not speak as of the time the merger will be completed or as of any date other than the date of the opinion. The Merchants Board’s recommendation that Merchants shareholders vote “FOR” approval of the merger agreement, however, is made as of the date of this proxy statement/prospectus. For a description of the other factors considered by the Merchants Board in determining to approve the merger, see “Background of and Reasons for the Merger – Reasons for the Merger – Merchants.”

After the merger is completed, Merchants’ shareholders will become BOCH shareholders and will have different rights that may be less advantageous than their current rights.

Upon completion of the merger, those Merchants shareholders who receive BOCH shares will become BOCH shareholders. Differences in BOCH’s restated articles of incorporation and amended and restated bylaws and Merchants’ articles of incorporation and bylaws will result in changes to the rights of Merchants’ shareholders who become BOCH shareholders. See “Comparison of Certain Rights of Holders of BOCH and Merchants Common Stock.”

BOCH has certain anti-takeover measures that could impede a takeover.

BOCH has certain anti-takeover measures in place, which are described elsewhere in this proxy statement/prospectus. Any one or more of these measures may impede the takeover of BOCH without the approval of the BOCH board of directors and may prevent BOCH shareholders from taking part in a transaction in which they could realize a premium over the then-current market price of BOCH common stock. See “Comparison of Certain Rights of Holders of BOCH and Merchants Common Stock.”

Risks Associated with BOCH’s Business

BOCH is, and will continue to be, subject to the risks described in BOCH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as updated by Quarterly Reports on Form 10-Q for the quarters ended March 30, 2018; June 30, 2018; and September 30, 2018, and subsequent Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “References to Additional Information” and “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING forward-looking statementS

This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond BOCH’s and Merchants’ control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

In addition to risk factors described above, the following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed or implied in the forward-looking statements:

●	the merger may not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all;

●

BOCH’s stock price could change before closing of the merger due to, among other things, stock market movements and the performance of financial companies and peer group companies, over which BOCH has no control;

●

benefits from the merger may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which BOCH and Merchants operate;

●	Merchants’ business may not be integrated into BOCH successfully, or such integration may take longer to accomplish than expected;

●	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

●

operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with customers, employees, and counterparties may be greater than expected; and

●	management time and effort may be diverted to the resolution of merger-related issues.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in BOCH’s reports filed with the SEC.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to BOCH or Merchants or any person acting on behalf of BOCH or Merchants are expressly qualified in their entirety by the cautionary statements above. Neither BOCH nor Merchants undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

selected HISTORICAL FINANCIAL INFORMATION OF BOCH

The following table summarizes selected historical consolidated financial data of BOCH for the periods and of the dates indicated. This information has been derived from BOCH’s consolidated financial statements filed with the SEC. Historical data of and for the nine months ended September 30, 2018 and 2017 are unaudited and include, in the opinion of BOCH’s management, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of BOCH. You should not assume the results of operations for past annual periods or for the nine months ended September 30, 2018 are indicative of the results for any future period.

You should read this information in conjunction with BOCH’s consolidated financial statements and related notes thereto and unaudited condensed financial statements, which are incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017	At or for the Fiscal Years Ended December 31
			2017	2016	2015	2014	2013
			Amounts in thousands, except ratios and per-share data
Statements of income
Interest income	$38,951	$33,902	$45,949	$41,009	$38,753	$36,693	$37,261
Net interest income	$35,052	$30,493	$41,362	$36,231	$33,770	$32,601	$33,783
Provision for loan and lease losses	$--	$500	$950	$--	$--	$3,175	$2,750
Noninterest income	$2,887	$3,542	$4,824	$3,486	$3,183	$4,307	$3,412
Noninterest expenses	$23,338	$23,073	$30,964	$32,500	$24,905	$26,426	$21,659
Net income available to common shareholders	$10,891	$7,337	$7,344	$5,259	$8,295	$5,527	$7,735
Balance sheets
Total assets	$1,315,469	$1,231,881	$1,269,421	$1,140,992	$1,015,441	$997,192	$956,342
Average total assets	$1,275,369	$1,180,150	$1,198,251	$1,079,750	$992,731	$973,807	$953,854
Total gross loans	$927,480	$824,874	$879,835	$804,211	$716,639	$660,898	$597,995
Allowance for loan and lease losses	$12,392	$11,692	$11,925	$11,544	$11,180	$10,820	$14,172
Total deposits	$1,144,761	$1,062,785	$1,102,732	$1,004,666	$803,735	$789,035	$746,293
Total shareholder’s equity	$132,969	$128,405	$127,264	$94,106	$90,522	$103,602	$101,787
Ratios
Return on average assets	1.14%	0.83%	0.61%	0.49%	0.86%	0.59%	0.83%
Return on average shareholders’ equity	11.29%	8.80%	6.34%	5.68%	8.10%	5.59%	7.47%
Average equity to average assets	10.11%	9.45%	9.67%	8.57%	10.68%	10.51%	11.13%
Common equity tier 1 capital ratio	12.65%	12.66%	12.26%	9.43%	10.06%	n/a	n/a
Tier 1 capital ratio	13.59%	13.65%	13.23%	10.42%	11.16%	13.91%	15.94%
Total capital ratio	15.75%	15.91%	15.44%	12.68%	13.52%	15.16%	17.20%
Tier 1 leverage ratio	11.18%	11.12%	10.86%	9.13%	10.03%	11.60%	12.80%
Net interest margin	3.92%	3.78%	3.78%	3.71%	3.77%	3.71%	3.86%
Average earning assets to total average assets	94.62%	93.76%	93.85%	93.34%	93.43%	93.81%	95.00%
Nonperforming assets to total assets	0.29%	0.67%	0.46%	1.06%	1.53%	2.22%	3.23%
Net charge-offs (recoveries) to average loans	(0.05)%	0.04%	0.07%	(0.05)%	(0.05)%	1.04%	(0.13)%
Allowance for loan and lease losses to gross loans	1.34%	1.42%	1.36%	1.44%	1.56%	1.64%	2.37%
Nonperforming loans to allowance for loan and lease losses	30.00%	65.04%	48.63%	98.64%	126.09%	200.30%	210.25%
Efficiency ratio	61.51%	67.79%	67.04%	81.83%	67.40%	71.60%	58.23%
Share data
Average common shares outstanding - basic	16,242	14,884	15,207	13,367	13,331	13,475	14,940
Average common shares outstanding - diluted	16,327	14,984	15,310	13,425	13,365	13,520	14,964
Book value per common share – tangible	$8.03	$7.77	$7.70	$6.83	$6.76	$6.29	$5.86
Basic earnings per share	$0.67	$0.49	$0.48	$0.39	$0.62	$0.41	$0.52
Diluted earnings per share	$0.67	$0.49	$0.48	$0.39	$0.62	$0.41	$0.52
Cash dividends per share	$0.11	$0.09	$0.12	$0.12	$0.12	$0.12	$0.14

selected HISTORICAL FINANCIAL INFORMATION OF MERCHANTS

The following table summarizes selected historical consolidated financial data of Merchants for the periods and of the dates indicated. This information has been derived from Merchants’ consolidated financial statements, which are available upon request. See “Where You Can Find More Information.” Historical data of and for the nine months ended September 30, 2018 and 2017 are unaudited and include, in the opinion of Merchants’ management, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of Merchants. You should not assume the results of operations for past annual periods or for the nine months ended September 30, 2018 are indicative of the results for any future period.

	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017	At or for the Fiscal Years Ended December 31
		(In thousands, except for per-share data)
			2017	2016	2015
Statements of income
Interest income	$4,536	$4,276	$5,695	$5,392	$5,147
Net interest income	$4,043	$3,937	$5,230	$5,056	$4,848
Provision for loan and lease losses	$45	$45	$60	$150	$(29)
Noninterest income	$87	$153	$177	$485	$570
Noninterest expenses	$2,671	$2,719	$3,616	$3,421	$3,373
Net income available to common shareholders	$1,083	$906	$725	$1,307	$1,384
Balance sheets
Total assets	$213,387	$209,739	$216,625	$213,872	$198,848
Average total assets	$215,834	$213,955	$212,662	$217,287	$199,785
Total gross loans	$88,003	$81,114	$85,297	$78,308	$66,948
Allowance for loan and lease losses	$1,281	$1,220	$1,235	$1,171	$1,019
Total deposits	$192,209	$185,057	$190,115	$187,236	$177,269
Total shareholder’s equity	$19,945	$21,778	$20,808	$20,277	$20,418
Ratios
Return on average assets	0.67%	0.56%	0.34%	0.60%	0.69%
Return on average shareholders’ equity	7.20%	5.72%	3.41%	6.12%	6.73%
Average equity to average assets	9.29%	9.87%	9.99%	9.83%	10.29%
Common equity tier 1 capital ratio	23.19%	25.10%	22.98%	23.93%	25.03%
Tier 1 capital ratio	23.19%	25.10%	22.98%	23.93%	25.03%
Total capital ratio	24.44%	26.35%	24.23%	25.18%	26.28%
Tier 1 leverage ratio	10.68%	10.48%	10.56%	9.99%	10.44%
Net interest margin	2.55%	2.52%	2.52%	2.45%	2.49%
Average earning assets to total average assets	99.21%	98.50%	98.88%	94.56%	99.58%
Nonperforming assets to total assets	0.00%	0.00%	0.00%	0.00%	0.00%
Net charge-offs (recoveries) to average loans	0.00%	0.01%	(0.01)%	(0.00)%	0.16%
Allowance for loan and lease losses to gross loans	1.46%	1.50%	1.45%	1.50%	1.52%
Nonperforming loans to allowance for loan and lease losses	0.00%	0.00%	0.00%	0.00%	0.00%
Efficiency ratio	64.67%	66.48%	66.48%	61.74%	62.26%
Share data
Average common shares outstanding – basic	789,814	789,814	789,814	789,814	789,814
Average common shares outstanding – diluted	789,814	789,814	789,814	789,814	789,814
Book value per common share - tangible	$25.25	$27.57	$26.35	$25.67	$25.85
Basic earnings per share	$1.37	$1.15	$0.92	$1.65	$1.75
Diluted earnings per share	$1.37	$1.15	$0.92	$1.65	$1.75
Cash dividends per share	$0.30	$0.25	$0.55	$0.55	$0.65

unaudited pro forma combined
condensed consolidated BALANCE SHEET

The following unaudited pro forma combined condensed consolidated financial information combines the historical consolidated financial position of BOCH and its subsidiaries and Merchants and its subsidiary using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. Under the acquisition method of accounting, the assets and liabilities of Merchants will be recorded by BOCH at their respective fair values as of the date the merger is completed. The unaudited pro forma combined financial information should be read in conjunction with BOCH's Quarterly Report on Form 10-Q for the period ended September 30, 2018, and Annual Report on Form 10-K for the year ended December 31, 2017, which are incorporated in this registration statement by reference.

The unaudited pro forma combined condensed balance sheet gives effect to the merger as if the transaction had occurred on September 30, 2018. The preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma combined condensed consolidated financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger. A final determination of the fair value of Merchants’ assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of Merchants that exist as of the date of completion of the transaction. Consequently, fair value adjustments and amount preliminarily allocated to goodwill and identifiable intangibles could change significantly from those allocations used in the unaudited pro forma combined condensed balance sheet presented below. In addition, the value of the final purchase price of the merger will be based on the closing price of BOCH common stock on the closing date of the merger.

Bank of Commerce Holdings
Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet
As of September 30, 2018
amounts in thousands

	BOCH	MERCHANTS	Pro Forma
	As Reported	As Reported	Adjustments	Ref	Pro Forma
Cash and Fed Funds Sold	$91,236	$9,174	$(18,195)	(a)	$82,215
Securities AFS	239,633	111,462	0		351,095
Cash and Securities	330,869	120,636	(18,195)		433,310

Gross Loans	929,237	88,259	(1,589)	(b)	1,015,907
Allowance for Loan and Lease Losses	(12,392)	(1,281)	1,281	(c)	(12,392)
Net Loans	916,845	86,978	(308)		1,003,515

Premises and Equipment, Net	13,495	400	1,900	(d)	15,795
Other Real Estate Owned	136	0	0		136
Goodwill	665	0	14,138	(e)	14,803
Core Deposit Intangible, Net	1,199	0	4,210	(f)	5,409
Deferred Tax Assets, Net	8,084	1,870	(1,683)	(g)	8,271
Life Insurance	22,282	745	0		23,027
Other Assets	21,894	2,755	0		24,649
Total Assets	$1,315,469	$213,384	$62		$1,528,915

Deposits	$1,144,761	$192,209	$0		$1,336,970
Senior Debt	4,393	0	0		4,393
Subordinated Debt	9,900	0	0		9,900
Trust Preferred Securities	10,310	0	0		10,310
Other Liabilities	13,136	1,230	(100)	(h)	14,266
Total Liabilities	1,182,500	193,439	(100)		1,375,839

Common Equity	132,969	19,945	162	(i)	153,076
Total Liabilities and Equity	$1,315,469	$213,384	$62		$1,528,915

(a) Adjustment to cash and fed funds sold:
Payment of cash consideration to Merchants common stock shareholders	$(15,300)
Payment of estimated Merchants and BOCH transaction costs, net of tax	(2,895)
$(18,195)

(b) Adjustment to loans:
To reflect fair value of loans acquired after considering both contractual rates and credit risk	$(1,589)

(c) Adjustment to allowance for loan and lease losses:
The acquired Merchants loans are fair valued at the acquisition date eliminating any need to carryover the Merchants allowance for loan and lease losses	$1,281

(d) Adjustment to premises and equipment:
The Merchants building has a value greater than its current carrying amount	$1,900

(e) Calculation of goodwill for Merchants merger:
Goodwill is the amount by which the total consideration paid by BOCH to Merchants shareholders exceeds the fair value of net assets acquired and liabilities assumed.

BOCH common shares issued to Merchants shareholders (1,834,173 shares @ $12.20 per share)	$22,377
Cash consideration paid to Merchants shareholders	15,300
Total consideration paid to Merchants shareholders	$37,677

Carry value of Merchant's net assets at September 30, 2018	$19,945
Estimated Merchants transaction costs, net of tax	(625)
Carry value of Merchants' net assets after estimated transaction costs	19,320
Fair value adjustments:
Loans	(1,589)
Allowance for loan and lease losses	1,281
Allowance for undisbursed loan commitments	100
Premises and equipment	1,900
Core deposit intangible	4,210
Deferred taxes, net	(1,683)
Total fair value adjustments	4,219
Adjusted fair value of net assets acquired as of September 30, 2018	$23,539

Excess of consideration paid over fair value of net assets acquired (Goodwill)	$14,138

The total merger consideration in this illustration assumes that core deposits exceed $139,750,922 as of the "Determination Day" and, accordingly, no adjustment has been made to the merger consideration. If at close, core deposits fall below $139,750,922 both the cash and equity components of the merger consideration will be adjusted downward according to the schedule provided elsewhere in this registration statement. Additionally, this illustration values the stock component of the transaction at $12.20 per share, the closing price for BOCH on September 30, 2018. The actual price per share of BOCH may vary significantly upon completion of the merger.

(f) Adjustment of core deposit intangible:
To record the fair value of core deposit intangible related to Merchants' nonmaturity deposits	$4,210

(g) Adjustment of the net deferred tax asset:
Adjustments related to:
Loans	$429
Available for sale securities	(115)
Allowance for loan and lease losses	(332)
Allowance for undisbursed loan commitments	(29)
Premises and equipment	(513)
Core deposit intangible	(1,137)
Other	14
$(1,683)

(h) Adjustment of other liabilities:
The acquired Merchants loans are fair valued at the acquisition date eliminating any need to carryover the Merchants allowance for undisbursed loan commitments	$(100)

(i) Adjustment of common equity:
Estimated Merchants and BOCH transaction costs, net of tax	$(2,895)
Eliminate Merchants equity, after estimated transaction costs	(19,320)
Issuance of BOCH common shares to Merchants shareholders	22,377
$162

COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

BOCH Common Stock

BOCH common stock is quoted on the NASDAQ Global Market under the symbol “BOCH.” The following table sets forth for the periods indicated:

●	the high and low sales prices per share for BOCH common stock as reported on the NASDAQ Global Market; and

●	cash dividends declared per share on BOCH common stock.

	High		Low		Cash Dividends Declared
2016
First quarter		$6.93		$5.05		$0.03
Second quarter		$6.77		$6.09		$0.03
Third quarter		$7.41		$6.05		$0.03
Fourth quarter		$9.67		$7.00		$0.03
2017
First quarter		$11.00		$9.10		$0.03
Second quarter		$11.90		$10.30		$0.03
Third quarter		$11.65		$9.90		$0.03
Fourth quarter		$12.40		$10.30		$0.03
2018
First quarter		$12.00		$10.75		$0.03
Second quarter		$12.90		$10.10		$0.04
Third quarter		$13.21		$8.40		$0.04
Fourth quarter (through [___], 2018)	$	[__]	$	[__]	$	[__]

At September 30, 2018, the 16,329,902 outstanding shares of BOCH common stock were held by approximately 174 shareholders of record and approximately 912 beneficial owners.

Merchants Common Stock

Merchants does not make a market in its common stock and no market exists for its securities. From time to time, Merchants becomes aware of transactions in its common stock. Merchants is aware of the following transactions in its common stock:

Calendar Year	Number of transactions and number of shares	Per Share Price range
2016	Four transactions involving 7,000 shares in the aggregate	$26.06 to $26.09
2017	Two transactions involving 414 shares in the aggregate	$27.69 to $30.00
2018 (through October 31, 2018)	One transaction involving 6,800 shares in the aggregate	$26.35

As this information was obtained from private parties, no assurance can be given that the information provided actually or accurately reflects the transaction or price per share. This information is provide for informational purposes and may or may not bear a relationship to the actual value for a share of common stock of Merchants.

At September 30, 2018, the 789,814 outstanding shares of Merchants common stock were held by approximately 68 holders of record.

Since 2016, Merchants has paid a cash dividend on its common stock as follows:

Calendar Year	Cash Dividend Per Share
2016	$0.55
2017	$0.55
2018 (through October 31, 2018)	$0.30

Merchants SPECIAL SHAREHOLDERS’ MEETING

Date, Time, Place

The Merchants special meeting of shareholders will be held on [___], 2018, at [___] [___].m. Pacific Time, at [___], Sacramento, California.

As described below under “Votes Required and Quorum,” approval of the merger agreement requires the affirmative vote of at a majority of the shares of Merchants’ outstanding common stock. The proposal to adjourn the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies, will be approved if such proposal is approved by the vote of a majority of the shares represented at the special meeting, either in person or by proxy.

Purpose

At the special meeting, Merchants shareholders will:

●

Consider and vote on a proposal to approve the Agreement and Plan of Merger, dated as of October 4, 2018, by and between BOCH and Merchants, under the terms of which Merchants will merge with and into BOCH and Merchants Bank will merge with and into RBC. The merger agreement is attached as Appendix A.

●	Approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger agreement.

Record Date; Shares Outstanding and Entitled to Vote

The Merchants Board has fixed 5:00 p.m. Pacific Time on [___], 2018 as the record date for determining the holders of shares of Merchants common stock entitled to notice of and to vote at the special meeting. At the close of business on the record date, there were approximately 68 holders of record and 789,814 shares of Merchants common stock issued and outstanding. Holders of record of Merchants common stock on the record date are entitled to one vote per share and are also entitled to exercise dissenters’ rights if certain procedures are followed. See “The Merger – Dissenters’ Rights of Appraisal” and Appendix B.

Merchants’ directors, certain executive officers and a substantial shareholder have agreed to vote all shares of Merchants common stock they are entitled to vote that are held or controlled by them in favor of approval of the merger agreement. As of the date hereof, a total of 448,503 shares of Merchants common stock, representing approximately 56.8% of all outstanding shares of Merchants common stock, are covered by the voting agreements. See “The Merger – Interests of Merchants Directors and Executive Officers in the Merger – Voting Agreements.”

Votes Required and Quorum

The affirmative vote of the holders of at least a majority of the shares of Merchants’ outstanding common stock is required to approve the merger agreement. At least a majority of the total outstanding shares of Merchants common stock must be present, either in person or by proxy, in order to constitute a quorum for the special meeting. For purposes of determining a quorum, abstentions are counted in determining the shares present at a meeting.

For voting purposes, however, shares must be affirmatively voted FOR approval of the merger agreement in order to be counted as votes in favor of the merger. As a result, abstentions with respect to the proposal to approve the merger agreement will have the same effect as votes against such proposal.

Pursuant to Merchants’ bylaws, the special meeting may be adjourned, whether or not a quorum is present, by the vote of a majority of the shares present at the meeting, whether in person or by proxy.

Voting, Solicitation, and Revocation of Proxies

If the enclosed proxy card is duly executed and received in time for the special meeting, it will be voted in accordance with the instructions given. If the proxy card is duly executed and received but no instructions are given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy FOR the approval of the merger agreement and FOR the proposal to approve one or more adjournments to solicit additional proxies, and in the proxy holder’s discretion on any other matter properly coming before the meeting. Any proxy given by a shareholder may be revoked before its exercise by:

●	sending written notice to the Secretary of Merchants;
●	completing and submitting a later-dated proxy; or
●	attending and voting at the special meeting in person.

Merchants is soliciting the proxy for the special meeting on behalf of the Merchants Board. Merchants will bear the cost of solicitation of proxies from its shareholders. In addition to using the mail, Merchants may solicit proxies by personal interview, telephone, and facsimile. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. Merchants does not expect to pay any compensation for the solicitation of proxies. However, Merchants will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

Voting in Person at the Special Meeting

Shares held directly in your name as the shareholder of record may be voted in person at the special meeting. If you choose to vote your shares of Merchants common stock in person, please bring the enclosed proxy card (if not already mailed) and proof of identification. Even if you plan to attend the special meeting, we recommend that you submit a proxy to have your shares of Merchants common stock voted at the special meeting so that your vote will be counted if you later decide not to attend the special meeting.

proposal 1 to consider and to approve the
agreement and plan of merger

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

The Merchants Board and management periodically review the business plan, strategies, opportunities and challenges of Merchants as part of their consideration and evaluation of its long-term prospects, with the goal of enhancing value for Merchants’ shareholders. The business plan and strategic considerations have focused on, among other things, the competitive business and regulatory environment facing financial institutions generally, and in the Sacramento, California county community, in particular, conditions and ongoing consolidation in the financial services industry.

The Merchants Board during the latter part of 2017 and early 2018 began to have more frequent discussions regarding its overall strategy. These discussions included, but were not been limited to, raising capital to remain independent and support growth or acquire another financial institution or selling to another financial institution. Discussion of these topics has typically involved a review of current and projected market conditions, the results of operations of Merchants Bank, forecasts and performance projections that can be reasonably achieved, limitations and constraints due to capital or other required metrics, the availability of and the cost of capital, certain peer group performance comparisons, reported merger and acquisition activity, and selected industry information and analyses provided to the Merchants Board by management.

During the first quarter of 2018, Merchants Board continued to have discussions regarding its future and direction and on April 2, 2018 the Merchants Board decided to increase the size of its board and appoint new members such that the Merchants Board size and composition would mirror the Merchants Bank’s board at ten members. Further on that date, the Merchants Board formed a strategic planning committee (“Committee”) consisting of five directors, Ms. Bolton and Messrs. Bolton, Inderkum, Myers and Ross, along with Mr. Meyers as an advisor, to further review, define and analyze strategic planning alternatives for Merchants. One of the first tasks by the Committee was to review and recommend an investment banking firm to the Merchants Board to assist in its analysis. On April 19, 2018, the Committee met and interviewed two investment banking firms. After the initial meeting, two follow on Committee meetings and subsequent discussions with the investment banking firms, the Committee recommended the engagement of Davidson as its investment banker to assist Merchants in its analysis. Based on the Committee’s recommendation, the Merchants Board approved the engagement of Davidson at its meeting held on May 17, 2018 and subsequently entered into an engagement letter with Davidson on June 8, 2018.

With the assistance of Davidson, the Committee, and subsequently the Merchants Board, discussed and evaluated various strategic planning alternatives and whether they would be in the best interests of Merchants shareholders. The Committee was principally focused on the highly competitive banking market in which Merchants Bank currently operates (competition for deposits and loans, in particular), the current number and valuation of bank mergers in California, the current and projected interest rate environment for commercial banks and the availability and cost of capital to continue to grow or otherwise acquire other institutions. These discussions also examined the importance of operational scale and financial resources in the current banking environment, and the ability of current management and/or their successors to implement any business plan adopted. The Committee took notice of the possibility that a business combination with a larger financial institution, having more products and resources, higher lending limits, greater loan demand, a more geographically diversified customer base and existing management, could result in a stronger financial institution and increase value for Merchants shareholders. The Merchants Board also considered continuing as a community bank or acquiring another institution. However, this latter strategy required Merchants to raise capital at a potentially substantial dilution to existing Merchants shareholders, along with the risks involved in successfully implementing such strategies and length of return on investment. Further, in light of certain Merchants executive officers and board members seeking to retire soon, there were questions raised and risks involved as to who would implement an acquisition plan. In light of these factors, on June 21, 2018, the Committee recommended to the Merchants Board that Merchants seek a strategic partner in order to enhance shareholder value. That same day, following a presentation made by Davidson, the Merchants Board adopted the Committee’s recommendation.

Subsequent to the Merchants Board meeting on June 21, 2018, the Committee met three times with Davidson to prepare, review and revise a confidential information memorandum regarding Merchants and discussed potential parties who should receive such memorandum. On July 9, 2018, Davidson began contacting potential partners soliciting requests of interest.

At the Committee’s meeting on August 21, 2018, Davidson provided an overview of the process. Davidson had contacted 18 banking institutions of which 11 executed a non-disclosure agreement. Of the 11 parties that signed non-disclosure agreements, there were six that had submitted a non-binding letter of intent and one party which submitted a verbal cash offer. The initial letters of intent included proposed merger consideration, based on stock prices as of July 27, 2018, which ranged from $19.8 million on the low end to $36.8 million on the high end, or $25.13 per share to $46.54 per share of Merchants common stock. After discussion, the Committee instructed Davidson to contact three of the parties (referred to as Company A, Company B, and BOCH) to determine whether they would be interested in further discussions regarding a potential acquisition opportunity, and to negotiate certain terms in the letter of intent, including an increase in proposed merger consideration. These three institutions were identified as potentially having the ability to meet Merchants’ criteria for a transaction. Each of these three parties met with the Committee on August 7, 2018, in Sacramento, California to further discuss their respective proposals, and each submitted its final proposal on August 14, 2018.

On August 15, 2018, the Committee reviewed the revised letters of intent from Company A, Company B, and BOCH. Company A offered merger consideration of $33.7 million, or $42.73 per share. Company B offered merger consideration of $36.1 million, or $45.67 per share. The BOCH letter of intent offered merger consideration of $38.2 million, or $48.41 per share. Each of the letters of intent from Company A, Company B, and BOCH included a mix of merger consideration with the majority of consideration in the form of common stock of the proposing company, and the remainder in cash.

On August 16, 2018, the Merchants Board held a meeting to discuss the proposals. At that meeting, at which Davidson was also present, the Committee recommended that a letter of intent be entered into with BOCH based on the fact that BOCH’s proposal was the highest value of consideration to Merchants’ shareholders, and that the BOCH letter of intent addressed other issues considered relevant by the Merchants Board. The Merchants Board reviewed and discussed the non-binding letter of intent from BOCH. The Merchants Board also discussed its desire to retain as many of Merchants Bank staff as possible while also maintaining its customer service philosophy. The Merchants Board also discussed the respective merits and features of the BOCH non-binding letter of intent, their financial position, geographic footprint, banking philosophy and stock fundamentals. Based on the Committee’s recommendation, discussions with Davidson and a review of the information presented, the Merchants Board recommended that Merchants enter into a letter of intent with BOCH. On August 20, 2018, Merchants and BOCH signed the letter of intent.

Subsequent to the signing of the letter of intent with BOCH, Merchants’ management, and in particular its president, had meetings and discussions with BOCH and its management team. Further each party conducted due diligence on the other party. On August 28 and 29, 2018, members of BOCH met at Merchants’ office to conduct, among other things, a loan review. On September 17, 2018, Merchants’ management, along with Davidson, met with BOCH’s representatives for further due diligence.

On September 28, 2018, Merchants Board met and discussed the merger agreement and other ancillary documents. Davidson attended the Merchants board meeting as well as Merchants’ legal counsel Lewis Brisbois Bisgaard & Smith LLP (“Lewis Brisbois”). At the September 28, 2018, meeting Lewis Brisbois discussed the terms of the merger agreement and ancillary agreements and Davidson discussed the financial terms and supporting analysis for the proposed merger, including the valuation of the merger consideration, a market update on BOCH, historical trends for BOCH’s dividends and trading volume, a net present value analysis and an update on the M&A environment, including comparable M&A transactions. The meeting on September 28, 2018 was adjourned and continued on October 3, 2018 at which time Davidson updated the Merchants Board on certain financial matters regarding the proposed merger and provided its oral fairness opinion (which was subsequently confirmed in writing) to the Merchants Board, dated as of October 3, 2018, to the effect that, as of that date, and subject to the procedures followed, assumptions made, matters considered and the qualifications and limitations set forth in its opinion, the merger consideration provided for in the merger agreement was fair, from a financial point of view, to the holders of Merchants common stock. After careful consideration and discussion, the Merchants Board determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable for, fair to and in the best interests of Merchants and its shareholders, and the Merchants Board voted to approve the merger agreement and ancillary documents.

Subsequent to the close of the stock market on October 4, 2018, BOCH and Merchants issued a joint press release announcing the execution of the merger agreement and the terms of the proposed merger.

Reasons for the Merger – Merchants

At a board meeting held on October 3, 2018, the Merchants Board determined that the terms of the merger agreement were fair to, and in the best interests of Merchants and its shareholders. In the course of reaching this determination and the related decision to approve the merger agreement, the Merchants Board evaluated the merger and the merger agreement in consultation with the management of Merchants and Merchants’ financial advisor and legal counsel. In reaching its determination, the Merchants Board considered a number of factors. Such factors also constituted the reasons that the Merchants Board determined to approve the merger agreement and to recommend that Merchants shareholders vote in favor of the merger agreement. Such reasons included the following:

●	the terms of the merger agreement and the value, form and mix of consideration to be received by Merchants shareholders in the merger;

●	the historical trading ranges for BOCH common stock;

●	the historic and prospective business of Merchants and the strategic plan of Merchants;

●

the current and prospective economic and competitive environment facing the financial services industry generally, including continued consolidation in the industry and the increased importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long-term;

●	the likely impact of the merger on the employees and customers of Merchants Bank and the strategic plans, methods of operation and organizational structure of RBC;

●	the future employment opportunities for the existing employees of Merchants;

●	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed acquisition by BOCH;

●	information concerning BOCH’s financial condition and results of operations;

●

the opinion, dated October 3, 2018, of Davidson to the Merchants Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Merchants common stock of the merger consideration in the proposed merger, as more fully described below under “Opinion of Merchants’ Financial Advisor”;

●

the expectation that a substantial percentage of Merchants’ shareholders would have the opportunity to elect to continue to participate in the growth of the combined company and would also benefit from the significantly greater liquidity of the trading market for BOCH common stock;

●	that BOCH has historically paid cash dividends on its common stock;

●	the fact that BOCH’s common stock is widely held and has an active trading market, whereas Merchants’ stock is illiquid;

●	that one Merchants board member will be appointed to BOCH’s board of directors;

●

the provisions in the merger agreement that provide for the ability of the Merchants Board to respond to an unsolicited acquisition proposal that the Merchants Board determines in good faith is a “Superior Proposal” (as defined in the merger agreement) and to otherwise exercise its fiduciary and legal duties;

●

the provisions of the merger agreement that provide for the ability of the Merchants Board to terminate the merger agreement, subject to certain conditions, including the payment of a termination fee, if Merchants has entered into a definitive agreement with respect to a “Superior Proposal”; and

●	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

The Merchants Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the merger agreement, including the following:

●

that a portion of the merger consideration will be paid through the issuance of a fixed total number of shares of BOCH common stock, and that any decrease in the market price of BOCH common stock after the date of the merger agreement will result in a reduction in the merger consideration to be received by Merchants shareholders who receive BOCH common stock at the time of completion of the merger;

●	the possibility that some Merchants shareholders will not receive the type of consideration that they have elected due to the allocation and proration procedures set forth in the merger agreement;

●	the possibility that the aggregate merger consideration payable by BOCH could be reduced in the event that the Merchants Core Deposits, as determined prior to closing, are less than $139,750,922;

●	the fact that Merchants shareholders will not necessarily know or be able to calculate the actual value of any BOCH common stock which they would receive upon completion of the merger;

●

the possible disruption to Merchants’ business that may result from the announcement of the merger and the resulting distraction of management’s attention from the day-to-day operations of Merchants’ business; and

●

the restrictions contained in the merger agreement on the operation of Merchants’ business during the period between signing of the merger agreement and completion of the merger, as well as the other covenants and agreements of Merchants contained in the merger agreement.

The foregoing discussion of the reasons that led the Merchants Board to approve the merger agreement and recommend that the Merchants shareholders vote in favor of the merger agreement is not intended to be exhaustive but is believed to include all of the material reasons for the Merchants Board’s decision. In reaching its determination to approve and recommend the transaction, the Merchants Board based its recommendation on the totality of the information presented to it and did not assign any relative or specific weights to the reasons considered in reaching that determination. Individual directors may have given differing weights to different reasons. After deliberating with respect to the merger, considering, among other things, the matters discussed above, the Merchants Board approved the merger agreement and the merger being fair to, and in the best interests of, Merchants and its shareholders.

Opinion of Merchants’ Financial Advisor

On June 8, 2018, Merchants entered into an engagement agreement with Davidson to render financial advisory and investment banking services to Merchants. As part of its engagement, Davidson agreed to assist Merchants in analyzing, structuring, negotiating, and if appropriate, effecting a transaction between Merchants and another corporation or business entity. Davidson also agreed to provide the Merchants Board with an opinion as to the fairness, from a financial point of view, of the consideration to be paid to the holders of Merchants’ common stock in the proposed merger. Merchants engaged Davidson because Davidson is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Merchants and its business. As part of its investment banking business, Davidson is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

On October 3, 2018, the Merchants Board held a meeting to evaluate the proposed merger. At this meeting, Davidson reviewed the financial aspects of the proposed merger and rendered an opinion to the Merchants board that, as of such date and based upon and subject to assumptions made, procedures followed, matters considered and limitations on the review undertaken, the consideration to be paid to the holders of the Merchants’ common stock was fair, from a financial point of view, to such holders of Merchants’ common stock in the proposed merger.

The full text of Davidson’s written opinion, dated October 3, 2018, is attached as Appendix C to this proxy statement-prospectus and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. Merchants’ shareholders are urged to read the opinion in its entirety.

Davidson’s opinion speaks only as of the date of the opinion and Davidson undertakes no obligation to revise or update its opinion. The opinion is directed to the Merchants Board and addresses only the fairness, from a financial point of view, of the consideration to be paid to the holders of Merchants’ common stock in the proposed merger. The opinion does not address, and Davidson expresses no view or opinion with respect to, (i) the underlying business decision of Merchants to engage in the merger, (ii) the relative merits or effect of the merger as compared to any alternative business transactions or strategies that may be or may have been available to or contemplated by Merchants or the Merchants Board, or (iii) any legal, regulatory, accounting, tax or similar matters relating to Merchants, its shareholders or relating to or arising out of the merger. The opinion expresses no view or opinion as to any terms or other aspects of the merger, except for the merger consideration. Merchants and BOCH determined the consideration through the negotiation process. The opinion does not express any view as to the amount or nature of the compensation to any of Merchants’ or BOCH’s officers, directors or employees, or any class of such persons, relative to the merger consideration, or with respect to the fairness of any such compensation. The opinion has been reviewed and approved by Davidson’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Davidson has reviewed the registration statement on Form S-4 of which this proxy statement-prospectus is a part and consented to the inclusion of its opinion to the Merchants Board as Appendix C to this proxy statement-prospectus and to the references to Davidson and its opinion contained herein. A copy of the consent of Davidson is attached as Exhibit 23.5 to the registration statement on Form S-4.

In connection with rendering its opinion, Davidson reviewed, among other things, the following:

●	a draft of the Agreement, dated October 1, 2018;

●

certain financial statements and other historical financial and business information about BOCH and Merchants made available to Davidson from published sources and/or from the internal records of BOCH and Merchants that Davidson deemed relevant;

●

certain publicly available analyst earnings estimates for BOCH for the years ending December 31, 2018 and December 31, 2019 and estimated long-term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of Merchants and BOCH;

●

financial projections for Merchants for the years ending December 31, 2018 and estimated long term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of Merchants;

●	the current market environment generally and the banking environment in particular;

●	the financial terms of certain other transactions in the financial institutions industry, to the extent publicly available;

●	the market and trading characteristics of selected public companies and selected public bank holding companies in particular;

●	the relative contributions of BOCH and Merchants to the combined company;

●	the pro forma financial impact of the Transaction, taking into consideration the amounts and timing of the transaction costs, cost savings and revenue enhancements;

●	the net present value of Merchants with consideration of projected financial results; and

●

such other financial studies, analyses and investigations and financial, economic and market criteria and other information as Davidson considered relevant including discussions with management and other representatives and advisors of BOCH and Merchants concerning the business, financial condition, results of operations and prospects of BOCH and Merchants.

In arriving at its opinion, Davidson assumed and relied upon the accuracy and completeness of all information that was publicly available, supplied or otherwise made available to, discussed with or reviewed by or for Davidson. Davidson has relied on the assurances of management of Merchants that they were not aware of any facts or circumstances that would make any of such information, forecasts or analyses inaccurate or misleading. Davidson did not independently verify, and did not assume responsibility for independently verifying, such information or undertake an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Merchants or BOCH. In addition, Davidson did not assume any obligation to conduct, nor did Davidson conduct any physical inspection of the properties or facilities of Merchants or BOCH and has not been provided with any reports of such physical inspections. Davidson assumed that there has been no material change in Merchants’ or BOCH’s business, assets, financial condition, results of operations, cash flows, or prospects since the date of the most recent financial statements provided to Davidson.

With respect to the financial projections and other estimates (including information relating to certain pro forma financial effects of, and strategic implications and operational benefits anticipated to result from, the Transaction) provided to or otherwise reviewed by or for or discussed with Davidson, Davidson was advised by management of Merchants that such forecasts and other analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Merchants as to the future financial performance of Merchants and the other matters covered thereby, and that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Transaction) reflected in such forecasts and analyses will be realized in the amounts and at the times projected. Davidson assumes no responsibility for and expresses no opinion as to these forecasts and analyses or the assumptions on which they were based.

Davidson did not make an independent evaluation or appraisal of the loan and lease portfolios, classified loans, other real estate owned or any other specific assets, nor has Davidson assessed the adequacy of the allowance for loan losses of Merchants or BOCH. Davidson has not reviewed any individual credit files relating to Merchants or BOCH. Davidson assumed that the respective allowances for loan losses for both Merchants and BOCH are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. Davidson did not make an independent evaluation of the quality of Merchants’ or BOCH’s deposit base, nor has Davidson independently evaluated potential deposit concentrations or the deposit composition of Merchants or BOCH. Davidson did not make an independent evaluation of the quality of Merchants’ or BOCH’s investment securities portfolio, nor has Davidson independently evaluated potential concentrations in the investment securities portfolio of Merchants or BOCH.

Davidson assumed that all representations and warranties contained in the merger agreement and all related agreements are true and correct in all respects material to Davidson’s analysis, and that the merger will be consummated in accordance with the terms of the Agreement, without waiver, modification, or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to Davidson’s analysis. Davidson has assumed that all material governmental, regulatory or other consents, approvals, and waivers necessary for the consummation of the merger will be obtained without any material adverse effect on BOCH, Merchants, or the contemplated benefits of the merger.

Davidson assumed in all respects material to its analysis that Merchants and BOCH will remain as going concerns for all periods relevant to its analysis. Davidson’s opinion was necessarily based upon information available to Davidson and economic, market, financial and other conditions as they exist and can be evaluated on the date the fairness opinion letter was delivered to the Merchants Board.

Davidson’s opinion did not take into account individual circumstances of specific holders with respect to control, voting or other rights which may distinguish such holders.

Davidson expressed no opinion as to the actual value of Merchants’ common stock when issued in the Transaction or the prices at which BOCH’s common stock will trade following announcement of the Transaction or at any future time.

Davidson did not evaluate the solvency or fair value of Merchants or BOCH under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Davidson’s opinion was not a solvency opinion and did not in any way address the solvency or financial condition of Merchants or BOCH. Davidson did not express any opinion as to the impact of the Transaction on the solvency or viability of Merchants or BOCH or the ability of Merchants or BOCH to pay their respective obligations when they come due.

Set forth below is a summary of the material financial analyses performed by Davidson in connection with rendering its opinion. The summary of the analyses of Davidson set forth below is not a complete description of the analysis underlying its opinion, and the order in which these analyses are described below is not indicative of any relative weight or importance given to those analyses by Davidson. The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the full text of the summary financial analyses, as the tables alone are not a complete description of the analyses.

Unless otherwise indicated, the following quantitative information, to the extent it is based on market data, is based on market data as of October 1, 2018, and is not necessarily indicative of market conditions after such date.

Implied Valuation Multiples for Merchants based on the Merger Consideration

Davidson reviewed the financial terms of the proposed transaction. As described in the merger agreement, each outstanding share of common stock of Merchants will be converted into the right to receive one of the following: (A) $48.4318 in cash; (B) 3.8703 shares of BOCH common stock (the “Exchange Ratio”); or (C) 2.3223 shares of BOCH common stock and $19.3716 in cash. Merchants shareholders will be subject to the allocation procedures such that in aggregate, BOCH will issue no more than 1,834,173 shares of BOCH common stock and pay no more than $15,300,000 in cash. The terms and conditions of the merger are more fully described in the merger agreement. For purposes of the financial analyses described below, based on the closing price of BOCH common stock on October 1, 2018, of $11.86, the consideration represented an implied value of $46.91 per share of Merchants common stock. Based upon financial information as of or for the twelve month period ended June 30, 2018 and other financial and market information described below, Davidson calculated the following transaction ratios:

Transaction Ratios
	Per Share		Aggregate
Transaction Price / LTM Core Net Income (1)	28.7	x	28.7	x
Transaction Price / Q2 2018, Annualized Net Income	23.1	x	23.1	x
Transaction Price / 2018E Net Income (2)	24.4	x	24.4	x
Transaction Price / Book Value	186.7%		186.7%
Transaction Price / Tangible Book Value	186.7%		186.7%
Tangible Book Premium / Core Deposits (3)	-		11.0%
(1) Net income for the preceding twelve months ending 6/30/2018, excluding the impact of DTA impairment
(2) Financial projections in 2018 based on management budget, as discussed with and confirmed by Merchants management
(3) Tangible book premium / core deposits calculated by dividing the excess or deficit of the aggregate transaction value compared to tangible book value by core deposits

Stock Price Performance of BOCH

Davidson reviewed the history of the reported trading prices and volume of BOCH common stock and certain stock indices, including the Russell 3000 and the KBW NASDAQ Regional Banking Index. Davidson compared the stock price performance of BOCH with the performance of the Russell 3000 and the KBW NASDAQ Regional Banking Index as follows:

One Year Stock Performance
	Beginning Index Value on 9/29/2017	Ending Index Value on 10/1/2018
Russell 3000	100.00%	115.63%
KBW NASDAQ Regional Banking Index	100.00%	100.45%
BOCH	100.00%	103.13%

Three Year Stock Performance
	Beginning Index Value on 10/2/2015	Ending Index Value on 10/1/2018
Russell 3000	100.00%	149.16%
KBW NASDAQ Regional Banking Index	100.00%	136.94%
BOCH	100.00%	205.19%

Contribution Analysis

Davidson analyzed the relative contribution of Merchants and BOCH to certain financial and operating metrics for the pro forma combined company. Such financial and operating metrics included: (i) core net income available for common shareholders during the preceding twelve months ended June 30, 2018; (ii) annualized net income available for common shareholders during the preceding three months ended June 30, 2018; (iii) estimates for BOCH GAAP net income in 2018 and 2019 based on publicly available consensus Street estimates and estimates for Merchants GAAP net income based on Merchants management’s budget in 2018 and a growth rate in 2019, as discussed with and confirmed by Merchants management; (iv) total assets; (v) gross loans; (vi) loan loss reserve; (vii) total deposits; (viii) non-interest bearing demand deposits; (ix) non-CD deposits; and (x) tangible common equity. The relative contribution analysis did not give effect to the impact of any synergies as a result of the proposed merger. The results of this analysis are summarized in the table below, which also compares the results of this analysis with the implied pro forma ownership percentages of Merchants or BOCH shareholders in the combined company:

Contribution Analysis
	BOCH Stand-alone	BOCH % of Total	Merchants Stand-alone	Merchants % of Total

Income Statement - Historical
LTM Net Income, Core (in thousands) (1)	$12,242	90.5%	$1,292	9.5%
Q2 2018, Annualized Net Income (in thousands) (2)	$13,718	89.5%	$1,606	10.5%

Income Statement - Projections
2018E Net Income (in thousands) (3) (4)	$14,203	90.3%	$1,520	9.7%
2019E Net Income (in thousands) (3) (4)	$15,707	90.8%	$1,596	9.2%

Balance Sheet
Total Assets (in thousands)	$1,253,504	85.2%	$217,326	14.8%
Gross Loans, Incl. Loans HFS (in thousands)	$938,579	91.2%	$90,292	8.8%
Loan Loss Reserve (in thousands)	$12,388	90.7%	$1,266	9.3%
Total Deposits (in thousands)	$1,054,529	84.3%	$197,021	15.7%
Non-Interest Bearing Demand Deposits (in thousands)	$316,347	85.5%	$53,648	14.5%
Non-CDs Deposits (in thousands)	$887,604	85.0%	$156,530	15.0%
Tangible Common Equity (in thousands)	$128,158	86.6%	$19,845	13.4%

Pro Forma Ownership
Merger Transaction - Actual		89.9%		10.1%
Merger Transaction - 100% Stock Equivalent		83.8%		16.2%

Note: Pro forma contribution does not include any purchase accounting or merger adjustments
(1) Net income for the preceding twelve months ending 6/30/2018
(2) Net income for the preceding three months ending 6/30/2018
(3) Financial projections for BOCH in 2018 and 2019 based on average Street EPS estimates, as discussed with and confirmed by BOCH and Merchants management
(4) Financial projections for Merchants based on management budget in 2018 and a growth rate in 2019, as discussed with and confirmed by Merchants management

BOCH Comparable Companies Analysis

Davidson used publicly available information to compare selected financial and market trading information for BOCH and a group of 13 financial institutions selected by Davidson which: (i) were headquartered in California; (ii) had their common stock listed on the NASDAQ or NYSE; (iii) had assets less than $5.0 billion; and (iv) were not pending merger targets or ethnic banks. These 13 financial institutions were as follows:

TriCo Bancshares Heritage Commerce Corp Bank of Marin Bancorp Sierra Bancorp Central Valley Community Bancorp Pacific Mercantile Bancorp BayCom Corp	Oak Valley Bancorp United Security Bancshares Community West Bancshares Plumas Bancorp American River Bankshares Summit State Bank

Note: Does not reflect impact from pending acquisitions or acquisitions closed after October 1, 2018

The analysis compared the financial condition and market performance of BOCH and the 13 financial institutions identified above based on publicly available financial and market trading information for BOCH and the 13 financial institutions as of and for the twelve-month or three-month period ended June 30, 2018. The analysis also compared the 2018 and 2019 earnings per share multiples for BOCH and the 13 financial institutions identified above, based on publicly available consensus Street estimates for BOCH and the 13 financial institutions. The table below shows the results of this analysis (excluding the impact of earnings per share multiples considered not meaningful by Davidson).

Financial Condition and Performance
		Comparable Companies
	BOCH	Median	Average	Minimum	Maximum
Total Assets (in millions)	$1,281.5	$1,345.7	$1,693.1	$586.0	$4,863.2
Loan / Deposit Ratio	89.0%	77.2%	77.8%	50.8%	100.6%
Non-Performing Assets / Total Assets	0.34%	0.43%	0.48%	0.02%	2.04%
Tangible Common Equity Ratio	10.02%	9.45%	9.66%	7.77%	13.45%
Net Interest Margin (Most Recent Quarter)	3.88%	4.06%	4.04%	3.36%	4.75%
Cost of Deposits (Most Recent Quarter)	0.29%	0.22%	0.35%	0.08%	1.06%
Efficiency Ratio (Most Recent Quarter)	61.2%	64.2%	63.4%	51.1%	75.5%
Return on Average Tangible Common Equity (Most Recent Quarter)	11.60%	12.23%	15.22%	1.99%	50.87%
Return on Average Assets (Most Recent Quarter)	1.14%	1.25%	1.40%	0.12%	4.57%

Market Performance Multiples
		Comparable Companies
	BOCH	Median	Average	Minimum	Maximum
Market Capitalization (in millions)	$193	$197	$333	$90	$1,140
Price Change (LTM)	3.1%	15.4%	12.5%	-8.0%	45.9%
Price Change (YTD)	3.1%	5.6%	8.5%	-3.1%	35.0%
Price / MRQ Earnings Per Share	13.5x	14.6x	14.7x	9.4x	18.5x
Price / 2018E Earnings Per Share (1)	13.6x	14.6x	15.5x	13.5x	18.7x
Price / 2019E Earnings Per Share (1)	12.4x	13.4x	14.1x	12.1x	17.0x
Price / Tangible Book Value Per Share	151.0%	185.4%	185.2%	134.8%	257.2%
Dividend Yield (Most Recent Quarter)	1.35%	1.55%	1.74%	0.00%	3.62%
(1) Earnings per share estimates based on publicly available average Street estimates

Precedent Transactions Analysis

Davidson reviewed three sets of comparable merger and acquisition transactions. The sets of mergers and acquisitions included: (1) “Nationwide Transactions,” (2) “Western U.S. Transactions,” and (3) “California Transactions.”

“Nationwide Transactions” included 20 transactions where:

●	the selling company was a bank headquartered in the United States;
●	the selling company’s total assets were between $150 million and $300 million;
●	the transaction was announced between June 30, 2017 and October 1, 2018;
●	the selling company’s nonperforming assets were not greater than 1.50% of total assets;
●	the transaction’s pricing information was publicly available; and
●	the transaction was not a merger of equals.

“Western U.S. Transactions” included 13 transactions where:

●	the selling company was a bank headquartered in the Western United States;
●	the selling company’s total assets were less than $500 million
●	the transaction was announced between June 30, 2017 and October 1, 2018;
●	the selling company’s nonperforming assets were not greater than 2.00% of total assets;
●	the transaction’s pricing information was publicly available; and
●	the transaction was not a merger of equals.

“California Transactions” included 12 transactions where:

●	the selling company was a bank headquartered in California;
●	the selling company’s total assets were less than $500 million;
●	the transaction was announced between January 1, 2017 and October 1, 2018;
●	the transaction’s pricing information was publicly available; and
●	the transaction was not a merger of equals.

The following tables set forth the transactions included in “Nationwide Transactions,” “Western U.S. Transactions,” and “California Transactions,” and are sorted by announcement date:

Nationwide Transactions

Announcement Date	Acquirer	Target

7/11/2018*

6/27/2018*

6/21/2018*

6/20/2018*

6/12/2018

5/31/2018*

5/23/2018*

5/16/2018*

4/17/2018

3/26/2018*

3/20/2018

2/22/2018

1/29/2018

12/12/2017

11/14/2017

9/18/2017

7/31/2017

7/21/2017

7/17/2017

7/03/2017

River Financial Corporation

SmartFinancial, Inc.

Citizens Community Bancorp, Inc.

SB One Bancorp

Equity Bancshares, Inc.

Orrstown Financial Services, Inc.

Timberland Bancorp, Inc.

Century Next Financial Corporation

First US Bancshares, Inc.

Farmers & Merchants Bancorp

National Commerce Corporation

Bank of Southern California, N.A.

Guaranty Bancshares, Inc.

SmartFinancial, Inc.

Investor group

First American Bank Corporation

Bank of Marin Bancorp

Select Bancorp, Inc.

Equity Bancshares, Inc.

D2 Alliances, LLC

PSB Bancshares, Inc.

Foothills Bancorp, Inc.

United Bank

Enterprise Bank N.J.

City Bank and Trust Company

Mercersburg Financial Corporation

South Sound Bank

Ashley Bancstock Company

Peoples Bank

Bank of Rio Vista

Premier Community Bank of Florida

Americas United Bank

Westbound Bank

Tennessee Bancshares, Inc.

Bancorp of Lexington Inc.

Southport Financial Corporation

Bank of Napa, N.A.

Premara Financial, Inc.

Eastman National Bancshares, Inc.

Grandview Bancshares, Inc.

*Indicates the transaction was pending as of October 1, 2018

Western U.S. Transactions

Announcement Date	Acquirer	Target

8/13/2018* 5/23/2018* 3/26/2018* 3/08/2018 2/22/2018 1/11/2018 12/29/2017 12/20/2017 12/15/2017 11/07/2017 7/31/2017 7/26/2017 7/19/2017

BayCom Corp

Timberland Bancorp, Inc.

Farmers & Merchants Bancorp

Heritage Financial Corporation

Bank of Southern California, N.A.

Heritage Commerce Corp

Nano Financial Holdings, Inc.

Heritage Commerce Corp

Amalgamated Bank

Suncrest Bank

Bank of Marin Bancorp

Triumph Bancorp, Inc.

Guaranty Bancorp

Bethlehem Financial Corporation

South Sound Bank

Bank of Rio Vista

Premier Commercial Bancorp

Americas United Bank

United American Bank

Commerce Bank of Temecula Valley

Tri-Valley Bank

New Resource Bancorp

CBBC Bancorp

Bank of Napa, N.A.

Valley Bancorp, Inc.

Castle Rock Bank Holding Company

*Indicates the transaction was pending as of October 1, 2018

California Transactions

Announcement Date	Acquirer	Target

3/26/2018* 2/22/2018 1/11/2018 12/29/2017 12/20/2017 12/15/2017 11/07/2017 7/31/2017 6/15/2017 5/02/2017 4/27/2017 4/24/2017

Farmers & Merchants Bancorp

Bank of Southern California, N.A.

Heritage Commerce Corp

Nano Financial Holdings, Inc.

Heritage Commerce Corp

Amalgamated Bank

Suncrest Bank

Bank of Marin Bancorp

First Foundation Inc.

Seacoast Commerce Banc Holdings

Central Valley Community Bancorp

Sierra Bancorp

Bank of Rio Vista

Americas United Bank

United American Bank

Commerce Bank of Temecula Valley

Tri-Valley Bank

New Resource Bancorp

CBBC Bancorp

Bank of Napa, N.A.

Community 1st Bancorp

Capital Bank

Folsom Lake Bank

OCB Bancorp

*Indicates the transaction was pending as of October 1, 2018

For each transaction referred to above, Davidson compared, among other things, the following implied ratios:

●

transaction price compared to tangible book value on a per share and aggregate basis, based on the latest publicly available financial statements of the target company prior to the announcement of the transaction;

●

transaction price compared to earnings per share for the last twelve months, based on the latest publicly available financial statements of the target company prior to the announcement of the transaction;

●	tangible book premium to core deposits based on the latest publicly available financial statements of the target company prior to the announcement of the transaction.

Davidson compared the multiples of the comparable transaction groups and other operating financial data where relevant to the proposed merger multiples and other operating financial data of Merchants as of or for the three-month period ended June 30, 2018. The table below sets forth the results of this analysis.

Financial Condition and Performance
		Nationwide				Western U.S.				California
	Merchants	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum
Total Assets (in millions)	$218.2	$223.3	$220.1	$155.2	$285.3	$235.2	$242.2	$77.4	$400.5	$258.2	$257.6	$77.4	$373.5
Return on Average Assets (Last Twelve Months)	0.76%	0.81%	0.92%	0.20%	1.67%	0.79%	1.18%	0.20%	5.27%	0.69%	0.74%	0.20%	1.24%
Return on Average Equity (Last Twelve Months)	8.29%	7.27%	8.57%	1.40%	15.86%	7.28%	11.74%	1.33%	57.63%	6.46%	7.41%	1.33%	13.25%
Tangible Common Equity Ratio	9.09%	10.64%	10.88%	9.00%	13.04%	11.96%	11.42%	5.44%	17.35%	10.51%	10.39%	5.44%	17.35%
Efficiency Ratio (Last Twelve Months)	58.1%	64.6%	64.5%	50.7%	88.6%	68.6%	69.5%	56.6%	85.8%	72.5%	70.7%	56.1%	85.8%
Non-Performing Assets / Total Assets	0.00%	0.24%	0.38%	0.00%	1.10%	0.30%	0.66%	0.00%	1.98%	0.13%	0.37%	0.00%	1.26%

Transaction Multiples
		Nationwide				Western U.S.				California
	Merchants	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum
Transaction Price / Tangible Book Value (Per Share)	186.7%	162.3%	164.4%	119.7%	199.9%	173.4%	173.7%	135.1%	223.2%	175.2%	176.4%	135.1%	210.4%
Transaction Price / Tangible Book Value (Aggregate)	186.7%	163.5%	166.4%	119.7%	199.9%	173.4%	176.6%	138.6%	223.5%	190.9%	186.0%	138.6%	222.0%
Transaction Price / Last Twelve Months EPS	28.7x	21.6x	21.1x	10.8x	35.7x	24.9x	23.9x	17.0x	28.4x	25.3x	26.2x	17.9x	35.9x
Tangible Book Premium / Core Deposits (1)	11.0%	9.6%	10.1%	1.9%	21.6%	10.7%	11.2%	5.8%	18.1%	11.7%	11.8%	5.8%	18.1%

(1) Core deposits equals total deposits less CDs. Tangible book premium / core deposits calculated by dividing the excess or deficit of the aggregate transaction value over tangible book value by core deposits

Net Present Value Analysis for Merchants

Davidson performed an analysis that estimated the net present value per share of Merchants common stock under various circumstances. The analysis assumed: (i) Merchants performed in accordance with Merchants management’s budget for the year ending December 31, 2018; and (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by Merchants management. To approximate the terminal value of Merchants common stock at December 31, 2023, Davidson applied price to earnings multiples of 18.0x to 32.0x and multiples of tangible book value ranging from 120.0% to 260.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 11.00% to 17.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Merchants’ common stock. In evaluating the discount rate, Davidson used industry standard methods of adding the current risk-free rate, which is based on the 20-year Treasury yield, plus the published Duff & Phelps Industry Equity Risk Premium and the published Duff & Phelps Size Premium.

At the October 3, 2018 Merchants Board meeting, Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Merchants common stock of $20.83 to $46.83 when applying the price to earnings multiples to the financial forecasts and $23.46 to $44.22 when applying the multiples of tangible book value to the financial forecasts.

Earnings Per Share Multiples

	Earnings Per Share Multiple
Discount Rate	18.0x	20.0x	22.0x	24.0x	26.0x	28.0x	30.0x	32.0x
11.00%	$27.47	$30.24	$33.00	$35.77	$38.53	$41.30	$44.06	$46.83
12.00%	$26.20	$28.84	$31.47	$34.10	$36.73	$39.36	$41.99	$44.63
13.00%	$25.00	$27.51	$30.02	$32.52	$35.03	$37.54	$40.04	$42.55
14.00%	$23.87	$26.26	$28.65	$31.03	$33.42	$35.81	$38.20	$40.58
15.00%	$22.80	$25.08	$27.35	$29.63	$31.90	$34.18	$36.45	$38.73
16.00%	$21.79	$23.96	$26.13	$28.30	$30.46	$32.63	$34.80	$36.97
17.00%	$20.83	$22.90	$24.97	$27.04	$29.11	$31.17	$33.24	$35.31

Tangible Book Value Multiples

	Tangible Book Value Per Share Multiple
Discount Rate	120.0%	140.0%	160.0%	180.0%	200.0%	220.0%	240.0%	260.0%
11.00%	$30.98	$32.87	$34.76	$36.65	$38.54	$40.43	$42.32	$44.22
12.00%	$29.54	$31.34	$33.14	$34.94	$36.74	$38.54	$40.34	$42.14
13.00%	$28.18	$29.90	$31.61	$33.32	$35.04	$36.75	$38.47	$40.18
14.00%	$26.90	$28.53	$30.16	$31.80	$33.43	$35.06	$36.70	$38.33
15.00%	$25.69	$27.24	$28.80	$30.36	$31.91	$33.47	$35.02	$36.58
16.00%	$24.54	$26.02	$27.51	$28.99	$30.48	$31.96	$33.44	$34.93
17.00%	$23.46	$24.87	$26.29	$27.70	$29.12	$30.53	$31.95	$33.36

Davidson also considered and discussed with the Merchants Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Davidson performed a similar analysis assuming Merchants estimated earnings per share in 2023 varied from 20.00% above projections to 20.00% below projections. This analysis resulted in the following range of per share values for Merchants common stock, using the same price to earnings multiples of 18.0x to 32.0x and a discount rate of 14.00%.

Variance to	Earnings Per Share Multiple
2023 EPS	18.0x	20.0x	22.0x	24.0x	26.0x	28.0x	30.0x	32.0x
20.00%	$28.19	$31.05	$33.92	$36.78	$39.65	$42.51	$45.38	$48.24
15.00%	$27.12	$29.86	$32.61	$35.35	$38.10	$40.84	$43.59	$46.33
10.00%	$26.04	$28.67	$31.29	$33.92	$36.55	$39.17	$41.80	$44.42
5.00%	$24.97	$27.47	$29.98	$32.49	$34.99	$37.50	$40.01	$42.51
0.00%	$23.89	$26.28	$28.67	$31.05	$33.44	$35.83	$38.22	$40.60
-5.00%	$22.82	$25.09	$27.35	$29.62	$31.89	$34.16	$36.43	$38.69
-10.00%	$21.74	$23.89	$26.04	$28.19	$30.34	$32.49	$34.64	$36.78
-15.00%	$20.67	$22.70	$24.73	$26.76	$28.79	$30.82	$32.85	$34.87
-20.00%	$19.60	$21.51	$23.42	$25.33	$27.24	$29.15	$31.05	$32.96

Illustrative Net Present Value Analysis for Pro Forma Merchants

For illustrative purposes, Davidson performed an analysis that estimated the net present value per share of Merchants common stock if reinvested in BOCH, under various circumstances, including the impact of the merger with BOCH. The analysis assumed (i) Merchants performed in accordance with management budget for the year ending December 31, 2018, (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by Merchants management; and (iii) the pro forma financial impact of the merger with BOCH including the cost savings estimates, purchase accounting adjustments and transaction expenses, as discussed with and confirmed by Merchants management. The analysis also assumed (i) BOCH performed in accordance with publicly available consensus Street estimates for the years ending December 31, 2018 and December 31, 2019, and (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by BOCH and Merchants management. To approximate the terminal value of Merchants common stock at December 31, 2023, Davidson applied price to earnings multiples of 10.0x to 24.0x and multiples of tangible book value ranging from 120.0% to 260.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9.00% to 15.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Merchants’ common stock. In evaluating the discount rate, Davidson used industry standard methods of adding the current risk-free rate, which is based on the 20-year Treasury yield, plus the published Duff & Phelps Industry Equity Risk Premium and the published Duff & Phelps Size Premium.

At the October 3, 2018 Merchants Board meeting, Davidson again noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Merchants common stock of $28.70 to $88.08, after adjusting for the exchange ratio of 3.8703, when applying the price to earnings multiples to the financial forecasts and $30.29 to $84.40 when applying the multiples of tangible book value to the financial forecasts.

Earnings Per Share Multiples

	Earnings Per Share Multiple
Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
9.00%	$38.24	$45.36	$52.48	$59.60	$66.72	$73.84	$80.96	$88.08
10.00%	$36.41	$43.18	$49.95	$56.72	$63.49	$70.26	$77.03	$83.80
11.00%	$34.69	$41.13	$47.57	$54.01	$60.45	$66.89	$73.33	$79.78
12.00%	$33.06	$39.19	$45.32	$51.45	$57.58	$63.71	$69.84	$75.97
13.00%	$31.52	$37.36	$43.20	$49.04	$54.87	$60.71	$66.55	$72.39
14.00%	$30.07	$35.63	$41.19	$46.76	$52.32	$57.88	$63.44	$69.00
15.00%	$28.70	$34.00	$39.30	$44.60	$49.90	$55.20	$60.50	$65.80

Tangible Book Value Multiples

	Tangible Book Value Per Share Multiple
Discount Rate	120.0%	140.0%	160.0%	180.0%	200.0%	220.0%	240.0%	260.0%
9.00%	$40.38	$46.67	$52.96	$59.25	$65.54	$71.83	$78.12	$84.40
10.00%	$38.45	$44.43	$50.41	$56.39	$62.37	$68.35	$74.33	$80.31
11.00%	$36.62	$42.31	$48.00	$53.69	$59.38	$65.07	$70.76	$76.45
12.00%	$34.90	$40.32	$45.73	$51.15	$56.56	$61.98	$67.40	$72.81
13.00%	$33.28	$38.43	$43.59	$48.75	$53.90	$59.06	$64.22	$69.37
14.00%	$31.74	$36.65	$41.57	$46.48	$51.39	$56.30	$61.22	$66.13
15.00%	$30.29	$34.97	$39.65	$44.34	$49.02	$53.70	$58.38	$63.06

Davidson also considered and discussed with the Merchants Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Davidson performed a similar analysis assuming Merchants’ pro forma estimated earnings per share in 2023 varied from 20.00% above projections to 20.00% below projections. This analysis resulted in the following range of per share values for Merchants common stock, after adjusting for the exchange ratio of 3.8703, using the same price to earnings multiples of 10.0x to 24.0x, and using a discount rate of 12.00%.

Variance to	Earnings Per Share Multiple
2023 EPS	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
20.00%	$39.19	$46.55	$53.90	$61.26	$68.62	$75.97	$83.33	$90.69
15.00%	$37.66	$44.71	$51.76	$58.81	$65.86	$72.91	$79.96	$87.01
10.00%	$36.13	$42.87	$49.61	$56.36	$63.10	$69.84	$76.59	$83.33
5.00%	$34.59	$41.03	$47.47	$53.90	$60.34	$66.78	$73.22	$79.65
0.00%	$33.06	$39.19	$45.32	$51.45	$57.58	$63.71	$69.84	$75.97
-5.00%	$31.53	$37.35	$43.18	$49.00	$54.82	$60.65	$66.47	$72.30
-10.00%	$30.00	$35.51	$41.03	$46.55	$52.07	$57.58	$63.10	$68.62
-15.00%	$28.46	$33.67	$38.88	$44.10	$49.31	$54.52	$59.73	$64.94
-20.00%	$26.93	$31.83	$36.74	$41.64	$46.55	$51.45	$56.36	$61.26

Financial Impact Analysis

Davidson performed pro forma merger analyses that combined projected income statement and balance sheet information of Merchants and BOCH. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of BOCH. In the course of this analysis, Davidson used the management budget for Merchants for the years ending December 31, 2018 and publicly available consensus Street estimates for BOCH for the years ending December 31, 2018 and December 31, 2019. This analysis indicated that the merger is expected to be accretive to BOCH’s estimated earnings per share beginning in 2019, after excluding non-recurring transaction-related expenses. The analysis also indicated that the merger is expected to be dilutive to tangible book value per share for BOCH and that BOCH would maintain capital ratios in excess of those required for BOCH to be considered well-capitalized under existing regulations. For all of the above analyses, the actual results achieved by Merchants and BOCH prior to and following the merger will vary from the projected results, and the variations may be material.

Davidson prepared its analyses for purposes of providing its opinion to Merchants Board as to the fairness, from a financial point of view, of the consideration to be paid to the holders of Merchants’ common stock in the proposed merger and to assist Merchants Board in analyzing the proposed merger. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties and their respective advisors, none of Merchants, BOCH, Davidson or any other person assumes responsibility if future results are materially different from those forecasted.

Davidson’s opinion was one of many factors considered by the Merchants Board in its evaluation of the merger and should not be viewed as determinative of the views of the Merchants Board or Merchants’ management with respect to the merger or the merger consideration.

Davidson and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions. Davidson acted as financial advisor to Merchants in connection with, and participated in certain of the negotiations leading to the merger. Davidson is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Davidson and its affiliates may provide such services to Merchants, BOCH and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Merchants and BOCH for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. Merchants selected Davidson as its financial advisor because it is a recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement executed on June 8, 2018, Merchants engaged Davidson as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of the engagement letter, Merchants agreed to pay Davidson a cash fee of $50,000 concurrently with the rendering of its opinion. Merchants will pay to Davidson at the time of closing of the merger a contingent cash fee equal to 1.05% of the aggregate consideration value up to the $33.9 million, plus 2.00% of the aggregate consideration value exceeding $33.9 million. Merchants has also agreed to reimburse Davidson for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify Davidson and certain related persons against specified liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

Davidson has not, in the past, provided investment banking services to Merchants and its affiliates, and has not received compensation for any such services. During the two years preceding the date of Davidson’s letter agreement with Merchants, Davidson provided investment banking and other financial services to BOCH for which Davidson received customary compensation. Such services during such period included serving as a co-managing underwriter for a follow-on offering of common stock for BOCH in May 2017. Davidson may provide investment banking services to the combined company in the future and may receive future compensation.

THE MERGER

The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below but that are contained in the merger agreement. You are being asked to approve the merger in accordance with the terms of the merger agreement, and you are urged to read the merger agreement carefully. The merger agreement is attached to this proxy statement/prospectus as Appendix A.

Basic Terms of the Merger

The merger agreement provides for the merger of Merchants with and into BOCH and, immediately thereafter, the merger of Merchants Bank with and into RBC, BOCH’s wholly-owned subsidiary.

In the merger, Merchants shareholders will have the right, subject to proration and allocation procedures described below, to elect to receive BOCH common stock, cash, or a unit consisting of a mix of BOCH common stock and cash, in exchange for their shares of Merchants common stock.

While BOCH and Merchants believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See “– Conditions to the Merger” and “– Regulatory Requirements.”

Merger Consideration

The total merger consideration payable by BOCH is comprised of 1,834,173 shares of BOCH common stock and $15,300,000 in cash. These amounts reflect a mix of 60% stock/40% cash based on the 10-day weighted average closing price of BOCH common stock as of August 10, 2018 (as negotiated by BOCH and Merchants at the time they entered into a letter of intent), which was $12.51 per share. The total amount of cash and number of shares of BOCH common stock to be issued at closing is subject to reduction as described in “—Adjustments to Merger Consideration,” below.

Merchants Shareholder Election Alternatives

Holders of Merchants common stock will be permitted to elect one of three forms of consideration: cash, shares of BOCH common stock, or a mix of the two. However, all-cash and all-stock elections may be subject to pro rata adjustments, as outlined below, to ensure that the aggregate merger consideration paid by BOCH does not exceed 1,834,173 shares of BOCH common stock and $15,300,000 in cash.

Stock Election

Subject to certain adjustments described below, a Merchants shareholder who makes a valid election to receive 100% BOCH common stock as consideration in the merger will have the right to receive, in exchange for each share of Merchants common stock, 3.8703 shares of BOCH common stock (the “Stock Election Exchange Ratio”).

Merchants shares as to which this election has been made are referred to as “Stock Election Shares.”

Cash Election

Subject to certain adjustments described below, a Merchants shareholder who makes a valid election to receive 100% cash as consideration in the merger will have the right to receive, in exchange for each share of Merchants common stock, $48.4318 in cash (the “Per Share Cash Consideration”).

Merchants shares as to which this election has been made are referred to as “Cash Election Shares.”

Mixed Election

A Merchants shareholder who makes a valid election to receive a unit consisting of BOCH common stock and cash as consideration in the merger will have the right to receive, in exchange for each share of Merchants common stock, 2.3223 shares of BOCH common stock (the “Mixed Election Stock Exchange Ratio”) and $19.3716 in cash (the “Mixed Election Per Share Amount” and, together with the Mixed Election Stock Exchange Ratio, the “Per Share Mixed Consideration”).

Merchants shares as to which this election has been made are referred to as “Mixed Election Shares.”

No Election

Merchants shareholders who make no election to receive cash, shares of BOCH common stock, or a mix of cash and shares of BOCH common stock, or whose elections are not received by the exchange agent by the election deadline, or whose forms of election are improperly completed and/or not signed will be deemed not to have made an election. Such shares are referred to as “No Election Shares.”

For additional details on the election deadline, see “The Merger – Election Statement.”

Allocation Procedures

After the merger, BOCH will cause the exchange agent to allocate the merger consideration as follows:

●	All Mixed Election Shares and No Election Shares will be converted into the right to receive the Per Share Mixed Consideration.

●

Merchants shares as to which a proper notice has been received as to the holder’s intent to assert appraisal rights (“Proposed Dissenting Shares”), if any, will be deemed for the purposes of the allocation procedures to be converted into the right to receive the Per Share Cash Consideration.

●	Stock Election Shares and Cash Election Shares, if any, will be subject to the following possible adjustments:

o

Cash Consideration is Oversubscribed. If, after setting aside the number of shares of BOCH common stock needed to satisfy the conversion of Mixed Election Shares and No Election Shares, the remaining shares of BOCH common stock are more than sufficient to convert all of the Stock Election Shares into shares of BOCH common stock at the Stock Election Exchange Ratio, this suggests that the cash consideration will have been oversubscribed, and the Stock Election Shares and Cash Election Shares will be treated as follows:

■	Each Stock Election Share will be converted into the right to receive a number of shares of BOCH common stock equal to the Stock Election Exchange Ratio.

■

The exchange agent will determine how many Cash Election Shares need to be reclassified as Stock Election Shares to ensure a full subscription of the available shares of BOCH common stock. Those reclassified shares, allocated on a pro rata basis among the holders of Cash Election Shares, will then be converted into the right to receive a number of BOCH common stock equal to the Stock Election Exchange Ratio. This will result in a full subscription of the available shares of BOCH common stock.

■

Each remaining Cash Election Share will be converted into the right to receive the Per Share Cash Consideration. This will result in a full subscription of the available cash portion of the merger consideration (after accounting for Proposed Dissenting Shares, if any).

o

Stock Consideration is Oversubscribed. If, after setting aside the number of shares of available BOCH common stock needed to satisfy the conversion of Mixed Election Shares and No Election Shares, the remaining shares of BOCH common stock are insufficient to convert all of the Stock Election Shares into shares of BOCH common stock at the Stock Election Exchange Ratio, this suggests that the cash consideration will have been undersubscribed, and the Cash Election Shares and Stock Election Shares will be treated as follows:

■	Each Cash Election Share will be converted into the right to receive the Per Share Cash Consideration.

■

The exchange agent will determine how many Stock Election Shares need to be reclassified as Cash Election Shares to avoid oversubscribing the stock portion of the merger consideration. Those shares, allocated on a pro rata basis among the holders of Stock Election Shares, will then be converted into the right to receive the Per Share Cash Consideration. This will result in a full subscription of the available cash portion of the merger consideration (after accounting for Proposed Dissenting Shares, if any).

■

Each remaining Stock Election Share will be converted into the right to receive a number of shares of BOCH common stock equal to the Stock Election Exchange Ratio. This will result in a full subscription of the available shares of BOCH common stock.

o

No Type of Consideration is Oversubscribed. If, after setting aside the number of shares of available BOCH common stock needed to satisfy the Mixed Election Shares and the No Election Shares, the remaining shares of BOCH common stock equals the number of shares of BOCH common stock needed to convert all of the Stock Election Shares into shares of BOCH common stock at the Stock Election Exchange Ratio, this suggests that the stock and cash consideration amounts will each be fully subscribed (after accounting for Proposed Dissenting Shares, if any), and the Cash Election Shares and Stock Election Shares will be treated as follows:

■	Each Cash Election Share will be converted into the right to receive the Per Share Cash Consideration.

■	Each Stock Election Share will be converted into the right to receive a number of shares of BOCH common stock equal to the Stock Election Exchange Ratio.

The merger agreement provides that the pro rata selection processes described above will consist of such equitable procedures as are determined in good faith by the exchange agent and reasonably satisfactory to Merchants.

Adjustments to Merger Consideration

The total amount of cash and number of shares of BOCH common stock to be issued at closing will be reduced if “Merchants Core Deposits” are less than $139,750,922. “Merchants Core Deposits” are defined as Merchants’ average daily balance of deposits (other than maturity deposits and public funds), calculated in the same manner in which Merchants calculated total deposits as of June 30, 2018, and in accordance with applicable regulatory principles, for the 30-day period ending on the day preceding the fifth business day immediately preceding the effective date of the merger.

All reductions in merger consideration will be based on a pricing schedule set forth in Exhibit B of the merger agreement. For each increment of $250,000 that the Merchants Core Deposits are less than $139,750,922, the aggregate available cash consideration will be reduced by approximately $11,860 and the aggregate available stock consideration will be reduced by approximately 1,422 shares of BOCH common stock. The pricing schedule reflects these aggregate changes as incremental reductions in the Per Share Cash Consideration, the Per Share Mixed Consideration components, and the Stock Election Exchange Ratio. If the Merchants Core Deposits at closing are less than $128,419,766, however, BOCH may terminate the merger agreement.

For convenience, a copy of the pricing schedule is included below. If the Merchants Core Deposits fall between pricing tiers, the amount of such deposits will be deemed to be rounded up to the next pricing tier on the schedule, and the Per Share Cash Consideration, the Per Share Mixed Consideration components, and the Stock Election Exchange Ratio will each be adjusted to match the amounts set forth on that pricing tier.

Tier	Core Deposit Balance	% of Initial Core Deposits	Per Share Cash Consideration	Mixed Election Per Share Amount	Mixed Election Stock Exchange Ratio	Stock Election Exchange Ratio
1	$139,750,922	92.50%	$48.4318	$19.3716	2.3223	3.8703
2	$139,582,078	92.39%	$48.4064	$19.3615	2.3211	3.8683
3	$139,332,078	92.22%	$48.3689	$19.3465	2.3193	3.8653
4	$139,082,078	92.06%	$48.3314	$19.3315	2.3175	3.8623
5	$138,832,078	91.89%	$48.2938	$19.3165	2.3157	3.8593
6	$138,582,078	91.73%	$48.2563	$19.3014	2.3139	3.8563
7	$138,332,078	91.56%	$48.2187	$19.2864	2.3121	3.8533
8	$138,082,078	91.40%	$48.1812	$19.2714	2.3103	3.8503
9	$137,832,078	91.23%	$48.1436	$19.2564	2.3085	3.8473
10	$137,582,078	91.06%	$48.1061	$19.2414	2.3067	3.8443
11	$137,332,078	90.90%	$48.0686	$19.2264	2.3049	3.8413
12	$137,082,078	90.73%	$48.0310	$19.2113	2.3031	3.8383
13	$136,832,078	90.57%	$47.9935	$19.1963	2.3013	3.8353
14	$136,582,078	90.40%	$47.9559	$19.1813	2.2995	3.8323
15	$136,332,078	90.24%	$47.9184	$19.1663	2.2977	3.8293
16	$136,082,078	90.07%	$47.8808	$19.1513	2.2959	3.8263
17	$135,832,078	89.91%	$47.8433	$19.1363	2.2941	3.8233
18	$135,582,078	89.74%	$47.8058	$19.1212	2.2923	3.8203
19	$135,332,078	89.58%	$47.7682	$19.1062	2.2905	3.8173
20	$135,082,078	89.41%	$47.7307	$19.0912	2.2887	3.8143
21	$134,832,078	89.24%	$47.6931	$19.0762	2.2869	3.8113
22	$134,582,078	89.08%	$47.6556	$19.0612	2.2851	3.8083
23	$134,332,078	88.91%	$47.6180	$19.0461	2.2833	3.8053
24	$134,082,078	88.75%	$47.5805	$19.0311	2.2815	3.8023
25	$133,832,078	88.58%	$47.5430	$19.0161	2.2797	3.7993
26	$133,582,078	88.42%	$47.5054	$19.0011	2.2779	3.7963
27	$133,332,078	88.25%	$47.4679	$18.9861	2.2761	3.7933
28	$133,082,078	88.09%	$47.4303	$18.9711	2.2743	3.7903
29	$132,832,078	87.92%	$47.3928	$18.9560	2.2725	3.7873
30	$132,582,078	87.76%	$47.3552	$18.9410	2.2707	3.7843
31	$132,332,078	87.59%	$47.3177	$18.9260	2.2689	3.7813
32	$132,082,078	87.42%	$47.2802	$18.9110	2.2671	3.7783
33	$131,832,078	87.26%	$47.2426	$18.8960	2.2653	3.7753
34	$131,582,078	87.09%	$47.2051	$18.8810	2.2635	3.7723
35	$131,332,078	86.93%	$47.1675	$18.8659	2.2617	3.7693
36	$131,082,078	86.76%	$47.1300	$18.8509	2.2599	3.7663
37	$130,832,078	86.60%	$47.0924	$18.8359	2.2581	3.7633
38	$130,582,078	86.43%	$47.0549	$18.8209	2.2563	3.7603
39	$130,332,078	86.27%	$47.0174	$18.8059	2.2545	3.7573
40	$130,082,078	86.10%	$46.9798	$18.7909	2.2527	3.7543
41	$129,832,078	85.93%	$46.9423	$18.7758	2.2509	3.7513
42	$129,582,078	85.77%	$46.9047	$18.7608	2.2491	3.7483
43	$129,332,078	85.60%	$46.8672	$18.7458	2.2473	3.7453
44	$129,082,078	85.44%	$46.8296	$18.7308	2.2455	3.7423
45	$128,832,078	85.27%	$46.7921	$18.7158	2.2437	3.7393
46	$128,582,078	85.11%	$46.7546	$18.7008	2.2419	3.7363
47	$128,419,766	85.00%	$46.7302	$18.6910	2.2407	3.7344

Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration.

The conversion of Merchants common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, the exchange agent will exchange certificates representing shares of Merchants common stock for merger consideration to be received in the merger pursuant to the terms of the merger agreement.

Election Statement

An election statement is being distributed with this proxy statement/prospectus to each holder of record of Merchants common stock as of the record date for determining the holders of shares of Merchants common stock entitled to notice of and to vote at the special meeting. The election statement permits holders of Merchants common stock to make a cash, stock or mixed election or to make no election with respect to the type of merger consideration they wish to receive.

Holders of Merchants common stock who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the election statement. Merchants’ shareholders who hold their shares in “street name” should follow their broker’s instructions for making an election with respect to such shares. All election statements must be received by the exchange agent by 5:00 p.m., Pacific Time, on the date three business days prior to the completion of the merger (or such other date as BOCH and Merchants may mutually agree). This date is referred to as the “election deadline.” Shares of Merchants common stock as to which the holder has not made a valid election prior to the election deadline will be treated as No Election Shares.

NOTE: The actual election deadline is not currently known. BOCH and Merchants will issue a press release announcing the date of the election deadline at least five business days prior to the election deadline. Additionally, BOCH and Merchants will post the date of the election deadline on their respective websites (the Merchants Bank website, in the case of Merchants), also at least five business days before that deadline.

To make an election, a holder of Merchants common stock must submit a properly completed election statement so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the election statement. Neither BOCH nor Merchants is under any obligation to notify any holder of Merchants common stock of defects in such holder’s election statement.

Generally, an election statement may be revoked or changed, but only by written notice received by the exchange agent at or prior to the election deadline. If an election is revoked and unless a subsequent properly executed election is actually received by the exchange agent prior to the election deadline, the holder having revoked the election will be deemed to have made no election with respect to his, her or its shares of Merchants common stock. Holders will not be entitled to revoke or change their elections following the election deadline.

Shares of Merchants common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed to have made no election. If it is determined that any purported cash election, stock election or mixed election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Fractional Shares

No fractional shares of BOCH common stock will be issued to any holder of Merchants common stock in the merger. For each fractional share that would otherwise be issued, BOCH will pay cash in an amount equal to the fraction multiplied by the BOCH average closing price calculated as provided in the merger agreement. No interest will be paid or accrued on cash payable in lieu of fractional shares of BOCH common stock.

Effective Date of the Merger

Subject to the satisfaction or waiver of conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will be the date the merger becomes effective under the CGCL, which is expected to occur on the date of closing. It is currently anticipated that the merger will be consummated during the first quarter of 2019.

Either BOCH or Merchants may terminate the merger agreement if the effective date does not occur on or before April 30, 2019, unless extended under certain circumstances as described under “—Termination of the Merger Agreement” below.

Letter of Transmittal

Promptly following the effective date of the merger, BOCH’s exchange agent will send a letter of transmittal to each holder of record of Merchants common stock. This mailing will contain instructions on how to surrender Merchants common stock certificates or other evidence of ownership in exchange for the merger consideration that the holder is entitled to receive under the merger agreement.

All shares of BOCH common stock issued to the holders of Merchants common stock pursuant to the merger agreement will be deemed issued as of the effective date of the merger. Until you surrender your Merchants stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective date of the merger with respect to BOCH common stock into which your shares have been converted. When you surrender your certificates, BOCH will pay any unpaid dividends or other distributions that you are entitled to receive, as well as any merger consideration payable in cash, without interest.

Lost, Stolen or Destroyed Certificates

If a certificate for Merchants common stock has been lost, stolen or destroyed, the exchange agent will be authorized to issue or pay the holder’s merger consideration, if the holder provides the exchange agent with (i) satisfactory evidence that the holder owns the Merchants common stock and that the certificate is lost, stolen or destroyed, (ii) any affidavit or security the exchange agent may require (including any bond that may be required by the exchange agent in accordance with its policies), and (iii) any reasonable additional assurances that BOCH or BOCH’s exchange agent may require, which may include indemnification of BOCH if the lost, stolen or destroyed certificates are subsequently presented.

Voting Agreements

Merchants’ directors, certain executive officers and Susan Gray, Successor Trustee of the Sara Bolton Survivors Trust, a substantial shareholder, have entered into voting agreements, dated as of October 4, 2018 and October 31, 2018, respectively. In the voting agreements, each person agrees, among other things, to vote the shares of Merchants common stock that he or she is entitled to vote and that he or she owns or controls in favor of the merger agreement. The voting agreements also grant an irrevocable proxy for the voting of such Merchants shares, appointing Stephen A. Meyers as proxy holder and George Myers as substitute proxy holder. Additionally, the voting agreements require Merchants’ directors to recommend approval of the merger agreement, subject to fiduciary duty considerations, and refrain from any actions or omissions inconsistent with such recommendation. As of the date hereof, the persons who have entered into voting agreements are entitled to vote a total of 448,503 shares of Merchants common stock, representing approximately 56.8% of all outstanding shares of Merchants common stock.

Dissenters’ Rights of Appraisal

Under California law, Merchants shareholders who do not vote in favor of the merger, who properly make a demand for appraisal of their shares of Merchants common stock, and who otherwise comply strictly with the provisions of the CGCL with respect to dissenters’ rights, will be entitled to exercise dissenters’ rights and to obtain payment in cash for the fair market value of their shares of Merchants’ common stock.

Under California law, each Merchants shareholder has the right to dissent from the merger and to have the fair market value of such shareholder’s shares of Merchants common stock paid in cash if:

●	such shareholder’s shares were outstanding on the record date for the determination of Merchants shareholders entitled to vote on the merger;

●	the merger is completed;

●	such shareholder complies with Sections 1300 through 1304 of the CGCL; and

●	such shareholder’s shares do not otherwise lose their status as dissenting shares under Section 1309 of the CGCL.

In such event, the fair market value of such shares shall be determined as of October 4, 2018, which is the day of, and immediately prior to the first public announcement of, the terms of the proposed merger.

Relevant portions of the CGCL, which include the procedures required to exercise dissenters’ rights, are attached to this proxy statement/prospectus as Appendix B. The description of dissenters’ rights contained in this joint proxy statement/prospectus is qualified in its entirety by reference to Chapter 13, commencing with Section 1300, of the CGCL.

A beneficial owner of shares, whose shares of common stock of Merchants are held of record in the name of another person, such as a broker, bank or other nominee, must act promptly to cause the record holder to follow the requirements of Chapter 13 of the CGCL in a timely manner if such person elects to exercise dissenters’ rights with respect to such interests.

For a Merchants shareholder to exercise dissenters’ rights, he, she or it must:

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make a timely written demand upon Merchants for the purchase of his, her or its shares and the payment to such shareholder in cash of their fair market value as of October 4, 2018, which demand includes:

o	the number of shares held of record by such shareholder that he, she or it demands that Merchants purchase, and

o	what such shareholder claims to be the fair market value of such shares as of October 4, 2018, as determined by Section 1300(a) of the CGCL;

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have his, her or its demand received by Merchants within 30 days after the date on which the notice of the approval of the principal terms of the merger agreement and the merger by Merchants shareholders was mailed to such shareholder;

●	have not voted the shares such shareholder is demanding be purchased in favor of the principal terms of the merger agreement and merger;

●	submit certificates representing the shares such shareholder is demanding be purchased for endorsement in accordance with Section 1302 of the CGCL; and

●	comply with such other procedures as are required by the CGCL.

Failure to follow the procedures set forth in the CGCL will result in the loss or waiver of dissenters’ rights. Further, if a shareholder returns his, her or its proxy without instructions, which will result in a vote for the approval of the principal terms of the merger, he, she or it will not be entitled to dissenters’ rights.

The statement of fair market value as of October 4, 2018 by a dissenting Merchants shareholder constitutes an offer to sell his, her or its shares at that price. A demand may not be withdrawn without the consent of Merchants. A proxy or vote against the approval of the principal terms of the merger agreement and the merger does not in and of itself constitute a proper demand.

Merchants will mail a notice of the approval of the principal terms of the merger agreement and the merger to its shareholders who have shares representing common stock of Merchants that were not voted in favor of the principal terms of the merger agreement and the merger. Merchants will mail such notice within 10 days after the principal terms of the merger agreement and the merger are approved by its shareholders. Such notice will be accompanied by:

●	a copy of Sections 1300, 1301, 1302, 1303 and 1304 of the CGCL;

●	a statement of the price determined by Merchants or its transfer agent to represent the fair market value as of October 4, 2018 of the dissenting shares; and

●	a brief description of the procedure to be followed if such shareholder desires to exercise his, her or its dissenters’ rights under Sections 1300, 1301, 1302, 1303 and 1304 of the CGCL.

The statement of price will constitute an offer by Merchants to purchase such dissenting shares at the price stated, unless such shares lose their status as dissenting shares pursuant to Section 1309 of the CGCL.

As mentioned above, a shareholder who wishes to exercise dissenters’ rights must submit to Merchants, at its principal office, the certificates representing any shares that he, she or it is demanding that Merchants purchase, to be stamped or endorsed with a statement that the shares are dissenting shares. Such certificates must be submitted within 30 days after the date on which notice of approval of the principal terms of the merger agreement and the merger by Merchants’ shareholders was mailed to him or her. If a shareholder transfers his, her or its shares of common stock of Merchants prior to the submission of the certificates representing such stock for the required endorsement, such shares will lose their status as dissenting shares.

If Merchants agrees that a shareholder’s shares qualify as dissenting shares, and Merchants and such shareholder agree upon the fair market value of such shares, such shareholder will be entitled to the agreed upon price, plus any interest that may accrue at the legal rate on judgments from the date of such agreement.

If Merchants denies that shares submitted to it as dissenting shares are dissenting shares, or if Merchants and a shareholder fail to agree on the fair market value of such shareholder’s dissenting shares, then such shareholder or Merchants may file a complaint in the superior court of the proper county in California requesting that the court determine such issue. Such complaint must be filed within six months after the date on which notice of the approval of the principal terms of the merger agreement and merger is mailed to such dissenting shareholder. If neither Merchants nor the shareholder files a complaint or intervenes in a pending action as provided in Section 1304 of the CGCL within six months after the date on which notice of the approval of the principal terms of the merger agreement and merger was mailed, the shares will lose their status as dissenting shares. On trial of the action, the court will, if the status of the shares as dissenting shares is an issue, first determine if the shares are dissenting shares, and if so determined, the court will either determine the fair market value of such shares or appoint one or more impartial appraisers to do so.

Failure to take any step required under Chapter 13 of the CGCL will result in a loss or waiver of dissenters’ rights.

IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF CALIFORNIA LAW RELATING TO DISSENTERS’ RIGHTS, ALL SHAREHOLDERS THAT WISH TO EXERCISE DISSENTERS’ RIGHTS OR THAT WISH TO PRESERVE THEIR RIGHT TO DO SO SHOULD CAREFULLY REVIEW CHAPTER 13 OF THE CGCL. THOSE WISHING TO DISSENT SHOULD CONSULT WITH THEIR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER CHAPTER 13 OF THE CGCL.

Conditions to the Merger

Consummation of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

Certain conditions must be satisfied or events must occur before the parties will be obligated to complete the merger. Each party’s obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them. Some of these conditions, applicable to the respective obligations of both BOCH and Merchants, are as follows:

●	the accuracy of the other party’s representations and warranties in the merger agreement and any certificate or other instrument delivered in connection with the merger agreement;

●	material compliance by the other party of all terms, covenants, and conditions of the merger agreement;

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that there shall have been no material damage, destruction, or loss, or other event, individually or in the aggregate, constituting a Material Adverse Effect (as defined in the merger agreement) with respect to the other party or the commencement of any proceeding against the other party that, individually or in the aggregate, is reasonably expected to have a Material Adverse Effect with respect to such party;

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that each party shall have obtained from legal counsel an opinion addressed to such party (subject to reasonable limitations, conditions and assumptions) to the effect that each of the merger of Merchants with and into BOCH and the merger of Merchants Bank with and into RBC will be a reorganization within the meaning of Internal Revenue Code Section 368(a);

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that (i) the Merchants Board, (ii) the shareholders of Merchants and (iii) the board of directors of BOCH shall each have approved or ratified the merger, and such approvals or ratifications continue in full force and effect; and

●	that no action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the merger.

In addition to the above, the obligations of BOCH under the merger agreement are subject to conditions that:

●	Merchants Core Deposits must be equal to or greater than $128,419,766.

●	Not more than 7% of the outstanding Merchants shares shall have properly given notice of their intent to assert dissenters’ rights under the CGCL.

Additionally, either BOCH or Merchants may terminate the merger agreement if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under “Termination of the Merger Agreement.”

Either BOCH or Merchants may waive any conditions applicable to its obligations, except those that are required by law (such as receipt of regulatory approvals and Merchants shareholder approval). Either BOCH or Merchants may also grant extended time to the other party to complete an obligation or condition.

Amendment of the Merger Agreement

The merger agreement may be amended upon authorization of the boards of directors of the parties, whether before or after the special meeting of the shareholders of Merchants. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of Merchants shareholders. However, after Merchants shareholder approval, any amendment that would change the form or reduce the amount of consideration that Merchants shareholders will receive in the merger would require further approval from Merchants shareholders.

Termination of the Merger Agreement

The merger agreement contains several provisions entitling either BOCH or Merchants to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:

Lapse of Time. If the merger has not been consummated on or before April 30, 2019, then at any time after that date, either BOCH or Merchants may terminate the merger agreement and the merger if (i) the terminating party’s board of directors decides to terminate by a majority vote of all of its members, and (ii) the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination. However, if as of April 30, 2019, all required regulatory approvals have not been obtained, then the deadline for consummation of the merger will be extended to on or before July 1, 2019, if BOCH notifies Merchants in writing on or prior to April 30, 2019 of its election to extend such date.

Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by Merchants shareholders, by mutual consent if the board of directors of each party agrees to terminate by a majority vote of all of its members.

No Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is conditioned on a substantial deviation from the transactions contemplated by the merger agreement, subject to certain rights granted in the merger agreement to appeal the denial of such regulatory approval.

Breach of Representation or Covenant. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the merger agreement by the other party, which is not cured within 20 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger.

Failure to Recommend or Obtain Shareholder Approval. BOCH may terminate the merger agreement if the Merchants Board (i) fails to recommend to its shareholders approval of the merger, or (ii) modifies, withdraws or changes in a manner adverse to BOCH its recommendation to shareholders to approve the merger. Additionally, regardless of whether or not the Merchants Board recommends approval of the merger to its shareholders, BOCH may terminate the merger agreement if Merchants shareholders elect not to approve the merger.

Merchants Deposits. BOCH may unilaterally terminate the merger agreement if Merchants Core Deposits are less than $128,419,766.

Impracticability. Either party may terminate the merger agreement upon written notice to the other party if the board of directors of the party seeking termination has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the merger has become inadvisable or impracticable by reason of actions taken by the federal government or the government of the State of California to restrain or invalidate the merger or the merger agreement.

Dissenting Shares. BOCH may terminate the merger agreement if holders of 7% or more of the outstanding Merchants shares have properly given notice of their intent to assert dissenters’ rights under California law.

Superior Proposal – Termination by Merchants. Merchants may terminate the merger agreement if the Merchants Board determines in good faith that Merchants has received a “Superior Proposal” (as defined in the merger agreement). This right is subject to the requirement that Merchants may not terminate the merger agreement unless (i) Merchants has not breached its covenants regarding the initiation or solicitation of acquisition proposals from third parties and submission of the merger agreement to Merchants shareholders; (ii) immediately subsequent to delivering the notice of termination to BOCH, Merchants enters into a definitive acquisition agreement relating to such Superior Proposal, (iii) Merchants has provided BOCH with at least five days’ prior written notice that the Merchants Board is prepared to accept a Superior Proposal and has given BOCH, if it so elects, an opportunity to amend the terms of the merger agreement (and negotiated with BOCH in good faith with respect to such terms) in such a manner as would enable the Merchants Board to proceed with the merger and (iv) simultaneously upon entering into such definitive acquisition agreement relating to the Superior Proposal, Merchants delivers to BOCH the termination fee described below.

Superior Proposal – Termination by BOCH. BOCH may terminate the merger agreement if (i) an “Acquisition Event” (as defined in the merger agreement) has occurred or (ii) a third party has made a proposal to Merchants or its shareholders to engage in, or enter into an agreement with respect to, an Acquisition Event, and the merger agreement and the merger are not approved by Merchants shareholders at the special meeting.

Termination Fee

If the merger agreement is terminated because (i) the Merchants Board fails to recommend shareholder approval of the merger agreement or modifies, or withdraws or changes its recommendation in a manner adverse to BOCH; or (ii) regardless of whether the Merchants Board recommends the approval of the merger agreement, Merchants shareholders do not approve the merger agreement at the special meeting; or (iii) Merchants terminates the merger agreement after receiving a Superior Proposal and BOCH declines the opportunity to amend the terms of the merger agreement to enable the Merchants Board to proceed with the merger; or (iv) BOCH terminates the merger agreement if an Acquisition Event has occurred, then Merchants will immediately pay BOCH a termination fee of $1,340,000.

Allocation of Costs Upon Termination

If the merger agreement is terminated (except under circumstances that would require the payment of the termination fee) BOCH and Merchants will each pay their own out-of-pocket expenses incurred in connection with the transaction.

Conduct Pending the Merger

The merger agreement provides that, until the merger is effective, Merchants will conduct its business only in the ordinary and usual course. The merger agreement also provides that, unless BOCH otherwise consents in writing, and except as required by applicable regulatory authorities, Merchants and Merchants Bank will refrain from engaging, among other things, in the following activities:

●	effecting any stock split or other recapitalization with respect to Merchants or Merchants Bank stock;

●	issuing, selling, or otherwise permitting to become outstanding, or redeeming, pledging disposing of, or encumbering in any way any shares of Merchants or Merchant Bank’s capital stock;

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authorizing or causing additional shares of Merchants common stock to become subject to new options, warrants, convertible securities of any kind, or other rights of any nature to acquire or receive Merchants stock;

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declaring or paying any dividend, or setting a record date for any dividend, other than regular semiannual dividends declared and paid in the ordinary course of business consistent with past practice and at a rate not in excess of $0.30 per share, or make any other distribution, directly or indirectly, with respect to Merchants stock;

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acquiring (other than by way of foreclosure in the ordinary course of business), selling, transferring, assigning, encumbering or otherwise disposing of any material assets having a value greater than $25,000, or making any material commitment other than in the ordinary and usual course of business;

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making, renewing or otherwise modifying any loan, loan commitment, letter of credit, or other extension of credit other than in the ordinary course of business, in excess of $500,000 individually (except upon prior notice to, and non-objection by, BOCH), or taking any action that would result in any discretionary release of collateral or guarantee or otherwise restructuring any loans, or entering into any loan securitization or creating any special purpose funding entity, or purchasing any consumer loan, or entering into any agreement providing for the purchase of a loan participation;

●	making any negative provisions to Merchants Bank’s allowance for loan and lease losses or failing to maintain an adequate reserve for loan and lease losses;

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with specified exceptions, entering into, renewing, amending materially, or terminating any contracts calling for a payment by Merchants or Merchants Bank of more than $50,000 or for a term of one year or more,

●	with specified exceptions, entering into any personal services contract outside the ordinary course of business;

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with specified exceptions, acquiring (other than by way of foreclosure or acquisitions in a fiduciary capacity or in satisfaction of debts previously contracted in good faith and in the ordinary course of business) any debt security, collateralized loan obligation or other equity investment, or disposing of any debt security, collateralized loan obligation or other equity investment;

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other than in accordance with binding commitments existing on the date of execution of the merger agreement, and that have been disclosed to BOCH, making any capital expenditures in excess of $25,000 per project or series of related projects or $50,000 in the aggregate except for emergency repairs or replacements;

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acquiring an ownership interest (except other real estate owned or other ownership interest acquired through foreclosure with a value not exceeding $250,000) or leasehold interest in any real property, and in the case of the acquisition of any interest of any ownership interest in real property, doing so without making an appropriate environmental evaluation in advance of obtaining such interest and providing BOCH with such evaluation at least 30 days in advance of such acquisition; and

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entering into any other material transaction or making any material expenditure other than in the ordinary and usual course of its business except for expenses reasonably related to the completion of the merger.

Merchants Bank Management and Operations after the Merger

Immediately following the merger of Merchants with and into BOCH, Merchants Bank will be merged with and into RBC.

As described below under “Interests of Merchants Directors and Executive Officers in the Merger” certain executive officers of Merchants and/or Merchants Bank have entered into employment agreements with BOCH and/or RBC, effective upon closing of the merger, pursuant to which they will serve as executive officers of RBC.

Employee Benefit Plans

The merger agreement provided that BOCH’s personnel policies will apply to any Merchants Bank employees who remain employed following the closing of the merger. Such employees will be eligible to participate in all of the benefit plans of BOCH that are generally available to similarly situated employees of BOCH and/or RBC. For purposes of such participation, current employees’ prior service with Merchants and/or Merchants Bank will constitute prior service with BOCH for purposes of determining eligibility and vesting under benefit plans of BOCH and RBC.

Interests of Merchants Directors and Executive Officers in the Merger

Certain members of the Merchants Board and/or the Merchants Bank board of directors and executive management may be deemed to have interests in the merger, in addition to their interests as shareholders of Merchants generally. The Merchants Board was aware of these factors and considered them, among other things, in approving the merger agreement.

Employment Agreements with RBC

Steven C. Lim Employment Agreement

RBC has entered into an employment agreement with Steven C. Lim, Senior Vice President of Merchants Bank, which is effective on (and conditioned upon) the closing of the merger and will continue for three years thereafter. Mr. Lim will serve as Senior Vice President of Commercial Banking. The employment agreement provides for a base annual salary of $150,000, subject to subsequent increase in the sole discretion of the President and Chief Executive Officer of RBC. Upon the closing of the merger, Mr. Lim will receive a restricted stock award in an amount equivalent to $50,000, vesting in 1/5 increments over a five-year period on the anniversary of the grant date. Mr. Lim will be eligible to participate in the RBC Sales Incentive Program and all other employee benefits and plans that RBC may have in effect from time to time for similarly situated employees. Additionally, Mr. Lim will be eligible to receive an incentive payment for the retention and growth of the former core deposits of Merchants Bank, calculated as of September 30, 2019 and measured against the amount of such core deposits as of September 30, 2018 (the “Deposit Retention Incentive”). The maximum amount payable to Mr. Lim under the Deposit Retention Incentive (assuming an increase of 5% of core deposits over the measured period) would be $35,000.

If Mr. Lim’s employment is terminated for “Cause” as defined in the employment agreement or Mr. Lim terminates his employment before the end of the term of the employment agreement, RBC will pay him salary earned, any accrued but unused vacation and expenses reimbursable incurred through the date of termination.

RBC retains the right to terminate Mr. Lim’s employment upon a determination by its board of directors, in its sole discretion for any reason or no reason. If RBC terminates Mr. Lim’s employment without Cause (other than for reasons of death or disability), before the term of the employment agreement, RBC will pay Mr. Lim severance payments equivalent to six months’ base salary.

The employment agreement provides that in the event there is a “Change in Control” of BOCH or RBC as defined in the agreement and Mr. Lim’s employments is terminated without Cause within 12 months of such Change in Control, Mr. Lim will be entitled to be paid, in a single lump sum, severance equal to six months of his then annual base salary.

The employment agreement provides that following the termination of the offer letter, Mr. Lim will not use, disclose or make reference to RBC’s confidential information or trade secrets to call on, or take away, or attempt to call on, solicit or take away on behalf of any person, firm or corporation that is in competition with RBC, any existing customers of RBC or individuals or entities with whom RBC is negotiating for the bank’s services. Additionally, for a period of six months after the termination of the employment agreement, Mr. Lim is prohibited from directly or indirectly persuading or enticing, or attempting to persuade or entice, any employee of RBC to terminate his or her employment with RBC.

James Pons Offer Letter

RBC has entered into an offer letter with James Pons, Senior Vice President, Operations of Merchants Bank, which is effective on (and conditioned upon) the closing of the merger. Mr. Pons’ employment with RBC may be terminated by either Mr. Pons or RBC at any time, with or without cause or advance notice, but the parties anticipate that his employment with RBC will extend until his anticipated retirement on October 31, 2019. Mr. Pons will serve as Senior Vice President. The offer letter provides for an annual base salary of $212,000. If RBC terminates Mr. Pons’ employment without “Cause” as defined in the offer letter before October 31, 2019, RBC will pay Mr. Pons a severance payment equivalent to 90 days’ base salary, paid in equal payments over the regular pay periods established by RBC. Mr. Pons will be eligible to participate in all employee benefits and plans that RBC may have in effect from time to time for similarly situated employees. Mr. Pons will also be eligible to receive a Deposit Retention Incentive payment similar to that described with respect to Mr. Lim above. The maximum payable to Mr. Pons under the Deposit Retention Incentive (assuming an increase of 5% of core deposits over the measured period) would be $35,000.

The offer letter contains provisions prohibiting the use of confidential information or trade secrets to solicit customers following termination of employment and a six-month prohibition of solicitation of RBC employees similar to those described above with respect to Mr. Lim’s employment agreement.

Ed Costa Offer Letter

RBC has entered into an offer letter with Ed Costa, Vice President, Operations of Merchant Bank, which is effective on (and conditioned upon) the closing of the merger. Mr. Costa’s employment with RBC may be terminated by either Mr. Costa or RBC at any time, with or without cause or advance notice. Mr. Costa will serve as Vice President, Operations. The offer letter provides for an annual base salary of $125,000. Upon the closing of the merger, Mr. Costa will receive a restricted stock award in an amount equivalent to $30,000, vesting in 1/5 increments over a five-year period on the anniversary of the grant date. Mr. Costa will be eligible to participate in RBC’s Tier 3 Profit Sharing Program, which currently targets incentive compensation at 4% to 10% of annual base salary based on individual, BOCH and RBC performance. Mr. Costa will be eligible to participate in all employee benefits and plans that RBC may have in effect from time to time for similarly situated employees. Mr. Costa will also be eligible to receive a Deposit Retention Incentive payment similar to that described with respect to Mr. Lim above. The maximum payable to Mr. Costa under the Deposit Retention Incentive (assuming an increase of 5% of core deposits over the measured period) would be $20,000.

The offer letter contains provisions prohibiting the use of confidential information or trade secrets to solicit customers following termination of employment and a six-month prohibition of solicitation of RBC employees similar to those described above with respect to Mr. Lim’s employment agreement.

Discussions with Stephen A. Meyers - Employment

In addition, RBC and Stephen A. Meyers, President and Chief Executive Officer of Merchants and Merchants Bank, have held discussions whereby Mr. Meyers will serve as Special Assistant to the President and Chief Executive Officer. This proposed agreement with Mr. Meyers will be subject to (and conditioned upon) the closing of the merger and will continue for three months thereafter. The proposed employment agreement provides for a monthly salary of $25,000. No assurance can be given that RBC and Mr. Meyers will enter into an agreement. However, Mr. Meyers has indicated that he will assist the transition.

Change-in-Control Agreements

Merchants Bank previously entered into an Amended and Restated Executive Employment Agreement effective May 3, 2007, with Stephen A. Meyers, President and Chief Executive Officer of Merchants and Merchants Bank and Chief Financial Officer of Merchants (the “Meyers Agreement”). Under the Meyers Agreement, in the event that Mr. Meyers’ employment is terminated as a result of a change in control of Merchants Bank (which is referred to and defined as a “Sales Event” in the Meyers Agreement), Mr. Meyers will be paid in installments an amount equal to 12 months of his then-existing salary plus a pro rata bonus as of the date of termination, based upon the higher of (i) the highest bonus amount paid to Mr. Meyers during the preceding three years, or (ii) the bonus amount that Mr. Meyers would have received for the current year if the Meyers Agreement had not been terminated.

Mr. Meyers’ employment will be deemed to be terminated as a result of a Sales Event if at any time within 12 months of the Sales Event, the surviving entity (i) proposes to make or makes any material change to Mr. Meyers’ title, duties, or responsibilities; (ii) proposes to reduce or reduces Mr. Meyers’ benefits in any material respect; (iii) proposes to change or changes the level of participation in any group benefits or policies in any material respect; (iv) requires Mr. Meyers to relocate his employment officer to a location which is more than 30 miles from Merchants Bank headquarters; or (v) terminates Mr. Meyers’ employment without “Cause” (as defined in the Meyers Agreement) prior to the scheduled termination date of the Meyers Agreement.

The aggregate amount payable to Mr. Meyers pursuant to the provisions described above is estimated to be $363,904.

Merchants Bank has also entered into Amended and Restated Executive Employment Agreements, each effective May 3, 2007, with James Pons, Executive Vice President and Chief Credit Administrator of Merchants Bank (the “Pons Agreement”), and Steven C. Lim, Senior Vice President of Merchants Bank (the “Lim Agreement”). The terms of the Pons Agreement and the Lim Agreement are substantially identical to those described above with respect to the Meyers Agreement, except that they provide for payment in installments of an amount equal to six months of salary (plus pro rata bonus payment), as opposed to 12 months of salary in the Meyers Agreement.

The aggregate amount payable to Mr. Pons pursuant to the change-in-control provisions of the Pons Agreement is estimated to be $123,094.

The change-in-control payment provisions of the Lim Agreement will not be triggered in connection with the merger. However, in the event that his employment with Merchants Bank is terminated without Cause or any other event that would be deemed a termination of employment occurs within 12 months of the closing of the merger, Mr. Lim will be entitled to receive the change-in-control payment described above.

Salary Continuation Agreements

During 1996, Merchants Bank entered into salary continuation agreements with Stephen A. Meyers, President and Chief Executive Officer, and James R. Pons, Executive Vice President and Credit Administrator. Under the terms of the agreements, as amended, the specified employees or their beneficiaries are entitled to receive an annual benefit for a period of 10 years beginning at the earlier of the employee’s death, retirement at age 65 or time of disability. Under Mr. Meyers’ and Mr. Pons’ salary continuation agreements, upon retirement they will receive $80,000 per year and $40,000 per year, respectively, for a period of 10 years. On November 5, 2018, Merchants Bank and Mr. Meyers, who is 64, amended Mr. Meyers’ salary continuation agreement to clarify that he will receive $80,000 per annum upon achieving the age of 65 in the event that he voluntarily terminates his employment or his employment is involuntarily terminated even if such termination occurs prior to reaching the age of 65.

Appointment of Merchants Director to BOCH Board

The merger agreement provides that BOCH will appoint or elect, effective as of the closing of the merger, one person currently serving as a director of Merchants as a director of each of BOCH and RBC. Such person will serve until the first annual meeting of shareholders of BOCH following the closing of the merger, at which time, subject to the fiduciary duties of the BOCH board of directors and compliance with applicable corporate governance and director nomination policies of BOCH, BOCH will include such person on the list of nominees for directors of BOCH. The person to be appointed to the BOCH board of directors under these provisions has not been finally identified as of the date of this proxy statement/prospectus and will be determined at closing.

Stock Ownership

As of the record date of the special meeting, Merchants directors, executive officers and their spouses beneficially own 359,403 shares of Merchants common stock. The directors and executive officers of Merchants will receive the same consideration in the merger for their shares as will other shareholders of Merchants.

Indemnification of Directors and Officers; Insurance

The merger agreement provides that BOCH will, for a period of six years following the closing of the merger, indemnify and defend (and also advance expenses as incurred to) the present and former directors and officers of Merchants and Merchants Bank against liabilities or costs that may arise in the future, incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger. The scope of this indemnification is to the fullest extent that such persons would have been permitted to be indemnified and receive advancement of expenses under applicable law, Merchants’ articles of incorporation or Merchants Bank’s articles of incorporation or Merchants’ bylaws or Merchants Bank’s bylaws, as applicable. BOCH also acknowledges that it is assuming certain existing indemnity agreements in respect of Merchants directors and officers and agrees to be bound by such agreements.

The merger agreement also provides that, prior to the closing of the merger, Merchants will, in collaboration with BOCH, take all commercially reasonable steps to obtain “Tail Coverage” (an extension of the claims period on existing insurance policies with respect to liability insurance, fiduciary liability, and cyber liability insurance) for a period of six years following the effective date of the merger, subject to the limitation that the premium for such insurance will be not more than 250% of the annual premiums paid by Merchants for such insurance. If Merchants is unable to obtain such coverage prior to the closing of the merger, BOCH will use reasonable best efforts to obtain and pay for such Tail Coverage, subject to the foregoing limitation on the amount of the premium.

Additional Agreements

Voting Agreements

As described above under “—Voting Agreements,” the directors and certain executive officers of Merchants and/or Merchants Bank and a substantial shareholder have entered into voting agreements. Pursuant to the voting agreements, among other things, each signing person has agreed to vote the shares of Merchants common stock that he or she is entitled to vote and that he or she owns or controls in favor of the merger agreement.

Merchants Director and Executive Officer Non-Competition Agreements

Each Merchants director (except Mr. Meyers as discussed below) has entered into a Non-Competition, Non-Solicitation and Confidentiality Agreement with BOCH, RBC, Merchants and Merchants Bank. Except under certain limited circumstances, these agreements generally prohibit such directors and executive officers from becoming involved in a business that competes with BOCH or any of BOCH’s subsidiaries, divisions or affiliates within the counties of Sacramento, Yolo and Placer in California. The agreements also prohibit the solicitation of (i) BOCH’s or RBC’s employees or independent contractors to participate in a Competing Business (as defined in the agreement); (ii) any customers (through the use of confidential information) or any business partners of BOCH or RBC to transfer their business to a Competing Business or to reduce such customers’ or business partners’ business or cease doing business with BOCH or RBC; or (iii) the termination of an employment or contractual relationship between BOCH or RBC and any employee, independent contractor, customer, business partner, or joint venturer. The terms of the agreements commence upon the effective date of the merger and continue for two years.

Messrs. Meyers and Pons have each entered into a Non-Competition, Non-Solicitation and Confidentiality Agreement with BOCH, RBC, Merchants and Merchants Bank. These agreements are substantially identical to those described immediately above except that they clarify that the restrictions set forth in such agreements are in addition to such executives’ obligations and restrictive covenants contained in their respective existing employment agreements with Merchants Bank, regarding confidentiality, non-interference and non-solicitation.

Regulatory Requirements

Closing of the merger is subject to approval by the appropriate banking regulatory authorities, including the Federal Reserve, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency and the California Department of Business Oversight – Division of Financial Institutions.

Material U.S. Federal Income Tax Consequences of the Merger

This section describes the material U.S. federal income tax consequences of the merger of Merchants with and into BOCH, to U.S. holders (as defined below) of Merchants common stock who exchange their shares of Merchants common stock for a combination of shares of BOCH common stock and cash pursuant to the merger. The summary is based upon the Internal Revenue Code, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not address any tax consequences of the merger under state, local or foreign laws, or any federal laws other than those pertaining to income tax.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Merchants common stock who for U.S. federal income tax purposes is:

●	an individual citizen or resident of the U.S.;

●	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state or political subdivision thereof;

●

a trust that (1) is subject to (A) the primary supervision of a court within the U.S. and (B) the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; or

●	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds Merchants common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Merchants common stock, you should consult your tax advisor.

This discussion addresses only those Merchants shareholders that hold their Merchants common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, and does not address all the U.S. federal income tax consequences that may be relevant to particular Merchants shareholders in light of their individual circumstances or to Merchants shareholders that are subject to special rules, such as:

●	banks and other financial institutions;

●	pass-through entities or investors in pass-through entities;

●	persons who are subject to alternative minimum tax;

●	insurance companies;

●	tax-exempt organizations;

●	dealers or brokers in securities, commodities, or currencies;

●	traders in securities that elect to use a mark to market method of accounting;

●	persons who exercise their dissenters’ rights;

●	persons who hold Merchants common stock as part of a straddle, hedge, constructive sale or conversion transaction;

●	certain expatriates or persons that have a functional currency other than the U.S. dollar;

●	retirement plans, individual retirement accounts, or other tax deferred accounts;

●	mutual funds;

●	regulated investment companies;

●	real estate investment trusts;

●	foreign persons; and

●	shareholders who acquired their shares of Merchants common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger.

MERCHANTS SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL (INCLUDING THE ALTERNATIVE MINIMUM TAX), STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND OF CHANGES IN THOSE LAWS.

Tax Consequences of the Merger. It is a condition to the obligation of BOCH to complete the merger that BOCH receives an opinion from its outside counsel, Miller Nash Graham & Dunn LLP, dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition of the obligation of Merchants to complete the merger that Merchants receives an opinion from its outside counsel, Lewis Brisbois Bisgaard & Smith, LLP, dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. The opinions will assume that the merger will be completed according to the terms of the merger agreement and that the parties will report the transaction in a manner consistent with the opinions. The opinions will rely on the facts as stated in the merger agreement, the Registration Statement on Form S-4 (of which this proxy statement/prospectus is a part) and certain other documents. These opinions will be based on facts and representations contained in representation letters provided by BOCH and Merchants and on customary factual assumptions (and will assume that any such representation that is qualified by belief, knowledge or materiality is true, correct and complete without such qualification). If any such assumption or representation is or becomes inaccurate, the U.S. federal income tax consequences of the merger could be adversely affected. The opinions will be based on statutory, regulatory and judicial authority existing as of the date of the opinions, any of which may be changed at any time with retroactive effect.

An opinion of counsel represents counsel’s best legal judgment but is not binding on the United States Internal Revenue Service (the “IRS”) or on any court. BOCH and Merchants have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which these opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

If the merger is a reorganization within the meaning of Section 368(a) of the Code, each of Merchants and BOCH will be a party to such reorganization. Based upon the foregoing, the material U.S. federal income tax consequences of the merger will be as described below:

●	No gain or loss will be recognized by Merchants or BOCH as a result of the merger;

●

Merchants’ shareholders will exchange all of their Merchants common stock for a combination of BOCH common stock and cash in the merger. Accordingly, holders of Merchants common stock will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the BOCH common stock and cash received by a holder of Merchants common stock exceeds such holder’s cost basis in its Merchants common stock, and (2) the amount of cash received by such holder of Merchants common stock in exchange for such holder's Merchants common stock (except with respect to any cash received instead of fractional share interests in BOCH common stock, as discussed in the section entitled “Cash Received Instead of a Fractional Share of BOCH Common Stock”);

●

a Merchants shareholder’s aggregate tax basis in the BOCH common stock received in the merger will be equal to the shareholder’s aggregate tax basis in such shareholder’s Merchants common stock surrendered, decreased by the amount of any cash received and increased by the amount of any gain recognized; and

●	the holding period of BOCH common stock received in exchange for shares of Merchants common stock will include the holding period of the Merchants common stock for which it is exchanged.

If a U.S. holder of Merchants common stock acquired different blocks of Merchants common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Merchants common stock and such holder’s basis and holding period in their shares of BOCH common stock may be determined with reference to each block of Merchants common stock. Any such U.S. holders should consult their tax advisors regarding the manner in which cash and BOCH common stock received in the exchange should be allocated among different blocks of Merchants common stock and with respect to identifying the bases or holding periods of the particular shares of BOCH common stock received in the merger.

Gain that holders of Merchants common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such holders have held (or are treated as having held) their Merchants common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of Merchants common stock is generally taxed at preferential rates. In addition such gain may be subject to the 3.8% Unearned Income Medicare Contribution Tax on net investment income. In some cases, if a holder actually or constructively owns BOCH stock other than BOCH stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Internal Revenue Code Section 302, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of the constructive ownership rules, holders of Merchants common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash Received Instead of a Fractional Share of BOCH Common Stock. A U.S. holder of Merchants common stock who receives cash instead of a fractional share of BOCH common stock will generally be treated as having received the fractional share pursuant to the merger and then as having that fractional share of BOCH common stock redeemed for cash. As a result, a U.S. holder of Merchants common stock will generally recognize gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the basis in his, her or its fractional share interest as set forth above. Except as described above, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting. Payments of cash to a U.S. holder of Merchants common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption satisfactory to BOCH and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Reporting Requirements. Merchants shareholders who are “significant holders” are required to file a statement with their U.S. federal income tax return setting forth certain information, including, but not limited to, their tax basis (determined immediately before the merger) in the Merchants common stock exchanged in the merger and the fair market value (determined immediately before the merger) of the Merchants common stock exchanged in the merger. For these purposes a “significant holder” is a holder of Merchants common stock who immediately before the merger (i) owned at least 1% of the total outstanding stock of Merchants by vote or value or (ii) owned stock of Merchants with a tax basis of at least $1 million. All Merchants shareholders will be required to retain permanent tax records of the basis of Merchants common stock exchanged and the BOCH common stock and cash received in the merger.

The Merchants Cash Dividend. Under the terms of the merger agreement, Merchants may pay its regular cash dividend. The cash dividend will be paid from the assets of Merchants prior to the merger and is not merger consideration. Each recipient of a cash dividend will have taxable income to the extent of that shareholder’s ratable share of the current or accumulated earnings and profits of Merchants.

The preceding discussion is intended only as a summary of material U.S. federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment of the Merger

The acquisition of Merchants will be accounted for using the acquisition method of accounting by BOCH under accounting principles generally accepted in the United States of America. Accordingly, using the acquisition method of accounting, the assets and liabilities of Merchants will be recorded by BOCH at their respective fair values at the time of the merger. The excess of BOCH’s purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed will be recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of Merchants will be included in BOCH’s consolidated statement of operations after the date of the merger. The identifiable intangible assets with finite lives, other than goodwill, will be amortized against the combined company’s earnings following completion of the merger.

The Board of Directors of Merchants recommends a vote “FOR” Proposal 1.

INFORMATION CONCERNING Merchants HOLDING COMPANY

General

Merchants is a California corporation formed in 1994 for the purpose of acquiring the stock of Merchants Bank and becoming the holding company for Merchants Bank. Merchants has no substantial operations separate or apart from Merchants Bank.

The offices of Merchants are located at 1015 Seventh Street, Sacramento, California 95814.

Merchants Bank is a national banking association which commenced operations in 1921. Merchants Bank operates it main branch located at 1015 Seventh Street, Sacramento, California 95814 which also includes its headquarters office. In addition, Merchants Bank provides limited banking services such as check deposit, check cashing, and cashier’s checks services at an office located in the Eskaton Village Carmichael at 3939 Walnut Avenue, Carmichael, California 95608. Further, Merchants Bank provides limited services once a week at the River’s Edge senior community, 601 Feature Drive, Sacramento, California 95825.

As of September 30, 2018, Merchants had total assets of approximately $213,387,000, total gross loans of approximately $88,003,000, total deposits of approximately $192,241,000 and approximately $19,945,000 of shareholders’ equity.

Market Area

Merchants’ principal market area consists of Sacramento and surrounding counties in California.

Lending Activities

Merchants’ principal business is to accept deposits from the public and to make loans and other investments. To develop business, Merchants relies to a great extent on the personalized approach of its officers and directors, who have extensive business and personal contacts in the communities served by Merchants. Merchants offers a variety of traditional loan products to its customers, primarily individual consumers and small to medium-sized businesses. For businesses, Merchants provides term loans, lines of credit, loans for working capital, loans for business expansion and the purchase of equipment and machinery, construction and land development loans for builders and developers, and commercial real estate loans. Merchants also offers automobile loans and various other consumer installment loans.

At September 30, 2018, Merchants Bank’s total gross loan portfolio was approximately $88.259 million, representing approximately 41.37% of its total assets. As of such date, Merchants Bank’s loan portfolio consisted of 41.99% 1-4 family real estate secured loans, 47.71% commercial real estate secured loans (excluding construction and land development loans), 5.17% real estate construction and land development loans, 4.68% commercial loans, 0.19% installment or consumer loans, 0.18% loans to finance agricultural production and 0.88% loans to municipalities and other borrowers.

Deposit and Banking Services

Customers of Merchants Bank are provided with a full complement of traditional banking and deposit products. Merchants Bank is engaged in substantially all of the business operations customarily conducted by independent financial institutions in California, including the acceptance of checking accounts, savings accounts, money market accounts and a variety of certificates of deposit accounts.

Merchants Bank does a substantial amount of business with individuals, as well as with customers in small to medium-sized businesses. The primary sources of core deposits are residents of Merchants Bank’s primary market area and businesses and their employees located in that area. Merchants Bank also obtains deposits through personal solicitation by Merchants Bank’s officers and directors and through local advertising. For the convenience of its customers, Merchants Bank offers internet and mobile banking, check/ATM cards, direct deposit, safe deposit boxes, personalized checks, and merchant bank card processing. Merchants Bank’s services also include cashier’s checks, travelers’ checks, domestic and international wire transfers, account research, stop payments, and telephone and internet based transfers between accounts.

Competition

Merchants experiences competition in both lending and attracting funds from other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based non-bank lenders, government agencies and certain other non-financial institutions, including retail stores, which may offer more favorable financing alternatives than Merchants.

Merchants also competes with companies located outside of its primary market that provide financial services to persons within its primary market. Some of Merchants’ current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than Merchants and some of them are not subject to the same degree of regulation as Merchants.

Employees

As of September 30, 2018, Merchants had 17 full-time and two part-time employees. Merchants believes that it has a good relationship with its employees and the employees are not represented by a collective bargaining agreement.

Properties

Merchants’ principal location, which houses its headquarters office, Merchants Bank’s main branch, and is the official address of the mobile branch, is at 1015 Seventh Street in Sacramento, California. The office building, which is owned by Merchants, is a two-story building (with a finished basement) containing approximately 7,200 square feet of gross leasable area. Merchants Bank also maintains an office at the Eskaton Village Carmichael located at 3939 Walnut Avenue, Carmichael, California 95608. There is no lease, and Merchants Bank pays no rent for the office located in Eskaton Village Carmichael.

Legal Proceedings

From time to time, litigation arises in the normal conduct of Merchants’ business. Merchants, however, is not currently involved in any litigation that management of Merchants believes, either individually or in the aggregate, could reasonably be expected to have a material adverse effect on its business, financial condition or results of operations.

Share Ownership of Principal Shareholders, Management and Directors of Merchants

The following table shows, as of September 30, 2018, the beneficial ownership of Merchants common stock by (i) each person known by Merchants to be the beneficial owner of more than 5% of Merchants’ outstanding common stock, (ii) each of Merchants’ directors and executive officers; and (iii) all of Merchants’ directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

Name and Position	Number of Shares	Percentage Ownership
Sara C. Bolton, Director	108,900	13.79%
Thomas J. Bolton, Director	198,000	25.07%
John Drury, Jr., Director	1,000	*
Frederick Harrold, Director	1,095(1)	*
David J. Inderkum, Director	11,200	1.42%
Stephen A. Meyers, Director, President and CEO	525	*
George E. Myers, Director	12,800(1)	1.62%
Ross A. Robinson, Director	23,233(1)	2.94%
Harold B. Strauch	2,400(1)	*
H. Wesley Yee, Director	50(1)	*
James Pons, Executive Vice President and Chief Credit Administrator	200	*
Total Directors and Officers as a group (11 persons)	359,403	45.50%

Owner of Five Percent (5%) or more
Susan Gray, Successor Trustee of the Sara Bolton Survivors Trust 1320 Torrey Street Davis, CA 95618	89,100	11.28%
Ojai Ranch and Investment Company, Inc. Milagro de Ladera, LP 160 Common Wealth Boston, MA 02116	82,462(2)	10.44%

*	Represents less than 1% ownership.
(1)	Includes shares held in trust in which the named person serves as a trustee.
(2)	Includes 56,462 shares owned by Ojai Ranch and Investment Company and 26,000 shares owned by Milagro de Ladera because they are under common control.

DESCRIPTION OF BOCH’S CAPITAL STOCK

BOCH’s authorized capital stock consists of 50,000,000 shares of common stock, no par value per share, and 2,000,000 shares of preferred stock, no par value per share. As of the date of this proxy statement/prospectus, BOCH had no shares of preferred stock issued. The BOCH board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the BOCH board of directors may determine.

BOCH common stock is listed for trading on the NASDAQ Global Market under the symbol “BOCH.”

BOCH shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of BOCH common stock has the same relative rights and is identical in all respects to every other share of BOCH common stock. If BOCH is liquidated, the holders of BOCH common stock are entitled to share, on a pro rata basis, BOCH’s remaining assets after provision for liabilities.

For additional information concerning BOCH’s capital stock, see “Comparison of Certain Rights of Holders of BOCH and Merchants Common Stock” below.

COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF
BOCH AND Merchants COMMON STOCK

California law, BOCH’s restated articles of incorporation and BOCH’s amended and restated bylaws govern the rights of BOCH’s shareholders and will govern the rights of those Merchants shareholders who will become shareholders of BOCH as a result of the merger. The rights of Merchants’ shareholders are currently governed by California law, Merchants’ articles of incorporation and Merchants’ bylaws. The following is a brief summary of certain differences between the rights of BOCH and Merchants shareholders. This summary is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified by the documents referenced and the laws of California. See also “Where You Can Find More Information.”

General

Under BOCH’s restated articles of incorporation, BOCH’s authorized capital stock consists of 50,000,000 shares of common stock, no par value per share, and 2,000,000 shares of preferred stock, no par value per share. No shares of preferred stock are currently outstanding.

Under Merchants’ articles of incorporation, Merchants’ authorized capital stock consists of 10,000,000 shares of common stock, no par value per share.

The following is a more detailed description of BOCH’s and Merchants’ capital stock.

Common Stock

As of September 30, 2018, there were 16,329,902 shares of BOCH common stock issued and outstanding, in addition to 101,000 shares reserved for issuance upon exercise of outstanding stock options.

As of September 30, 2018, there were 789,814 shares of Merchants common stock issued and outstanding.

Preferred Stock

As of the date of this proxy statement/prospectus, BOCH had no shares of preferred stock issued. The BOCH board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the BOCH board of directors may determine.

Merchants’ articles of incorporation do not provide for the authorization and issuance of preferred stock.

Dividend Rights

Dividends may be paid on BOCH common stock as and when declared by the BOCH board of directors out of funds legally available for the payment of dividends. The BOCH board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends.

The ability of BOCH to pay dividends depends on the amount of dividends paid to it by its subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. California law also limits a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on the subsidiaries by statute or regulation effectively may limit the amount of dividends BOCH can pay.

The ability of Merchants to pay dividends to its shareholders, and the ability of Merchants Bank to pay dividends to Merchants, is limited under state and federal laws applicable to banks and bank holding companies, substantially as described above with respect to BOCH’s ability to pay dividends on its common stock.

Voting Rights

BOCH shareholders are entitled to one vote, in person or by proxy, for each share of common stock held. However, under BOCH’s amended and restated bylaws, if any shareholder gives notice at a meeting at which directors are to be elected, prior to the voting, of an intention to cumulate the shareholder’s votes in the election of directors, then all shareholders entitled to vote at the meeting may cumulate their votes in the election of directors. Cumulative voting means that a shareholder has the right to give any one candidate who has properly been placed in nomination a number of votes equal to the number of directors to be elected multiplied by the number of shares the shareholder is entitled to vote, or to distribute such votes on the same principle among as many properly nominated candidates (up to the number of persons to be elected) as the shareholder may wish.

Merchants shareholders are entitled to one vote, in person or by proxy, for each share of common stock held. California law provides that shareholders of non-public corporations such as Merchants are entitled to exercise cumulative voting in the election of directors in the manner described above with respect to BOCH.

Preemptive Rights

Neither BOCH’s nor Merchants’ shareholders have preemptive rights to subscribe to any additional securities that may be issued.

Liquidation Rights

If BOCH is liquidated, the holders of BOCH common stock are entitled to share, on a pro rata basis, BOCH’s remaining assets after provision for liabilities. The BOCH board of directors is authorized to determine the liquidation rights of any preferred stock that may be issued.

If Merchants is liquidated, the holders of Merchants common stock are entitled to share, on a pro rata basis, Merchants’ remaining assets after provision for liabilities.

Assessments

All outstanding shares of BOCH common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable. All outstanding shares of Merchants common stock are fully paid and nonassessable.

Amendment of Articles of Incorporation and Bylaws

The CGCL authorizes a corporation’s board of directors to make specified changes to its articles of incorporation without shareholder approval. Other amendments to a corporation’s articles of incorporation must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment.

The BOCH board of directors may, by a majority vote, amend BOCH’s amended and restated bylaws. BOCH’s amended and restated bylaws also may be amended by the vote or written consent of the holders of a majority of the outstanding shares entitled to vote.

With the exception of a bylaw amendment that would change the number of directors serving on the board of directors, the Merchants Board may amend, repeal or adopt Merchants’ bylaws. Merchants’ bylaws also provide that Merchants’ shareholders may alter or amend the bylaws by a majority vote or written consent.

Board of Directors - Number of Directors

BOCH’s amended and restated bylaws provide that the number of directors may not be fewer than 7 nor more than 13. BOCH’s board currently consists of 9 members, all of whom serve annual terms.

Merchants’ bylaws provide that the number of directors may not be fewer than 6 nor more than 11. The Merchants Board currently consists of 10 members, all of whom serve annual terms.

Indemnification and Limitation of Liability

BOCH’s restated articles of incorporation limit the liability of directors of BOCH to the fullest extent permissible under the CGCL. BOCH’s restated articles of incorporation further provide that the BOCH board of directors may by bylaw, agreement or otherwise provide for the indemnification of agents to the fullest extent permissible under the CGCL. BOCH’s amended and restated bylaws provide for such rights of indemnification. BOCH has entered into indemnification agreements with each of its directors, and has entered into employment agreements with certain of its executive officers that provide that BOCH and RBC shall indemnify each such executive to the maximum extent permitted under the CGCL and BOCH’s amended and restated bylaws.

Merchants’ articles of incorporation provide that the liability of directors to the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. Merchants’ articles of incorporation also provide that the corporation is authorized to provide indemnification of agents through bylaw provision or through agreements with agents or both, in excess of the indemnification otherwise permitted under California law, subject to limits on such excess indemnification set forth in applicable California law. Merchants’ bylaws provide for indemnification of agents to the fullest extent permitted under the CGCL.

Potential “Anti-Takeover” Provisions

BOCH’s restated articles of incorporation contain a provision requiring that a “Business Combination” (as defined in the restated articles of incorporation) be approved by the affirmative vote of not less than 66 2/3% of the total shares attributable to persons other than an “Interested Stockholder” (as defined in the restated articles of incorporation) unless certain conditions are met. This requirement does not apply if the Business Combination has been approved by 66 2/3% of the “Disinterested Directors” (as defined in the restated articles of incorporation).

In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by the board of directors of BOCH to make more difficult uninvited attempts to acquire control of BOCH, as it could be issued easily and quickly, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control of BOCH or make removal of the members of its board of directors or management more difficult.

The “supermajority” approval requirement for certain business transactions and the availability of BOCH’s preferred stock for issuance without shareholder approval, may have the effect of lengthening the time required for a person to acquire control of BOCH through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of BOCH. This could deprive BOCH shareholders of opportunities to realize a premium for their BOCH common stock, even in circumstances where such action is favored by a majority of BOCH’s shareholders.

Merchants’ articles of incorporation do not provide for “anti-takeover” or similar limitations.

CERTAIN LEGAL MATTERS

The validity of the BOCH common stock to be issued in the merger will be passed upon for BOCH by its California counsel, Boutin Jones Inc., Sacramento, California.

EXPERTS

The consolidated financial statements of BOCH as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, have been incorporated by reference herein and in the registration statement in reliance upon the report of Moss Adams LLP, independent registered public accounting firm, and upon the authority of such firm as experts in accounting and auditing.

PROPOSAL 2 - ADJOURNMENT

The Merchants Board is requesting its shareholders to approve a proposal to grant discretionary authority to adjourn the special shareholders’ meeting on one or more occasions, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting, or any adjournment or postponement of the meeting, to approve the principal terms of the merger agreement and the merger.

Even though a quorum may be present at the Merchants shareholders’ meeting, it is possible that Merchants may not have received sufficient votes to approve the principal terms of the merger agreement and the merger by the time of its shareholders’ meeting. In that event, Merchants would need to adjourn its meeting in order to solicit additional proxies. The adjournment proposal relates only to an adjournment of the Merchants shareholders’ meeting for purposes of soliciting additional proxies to obtain the requisite approval of the principal terms of the merger agreement and the merger. Any other adjournment of the meeting (e.g., an adjournment required because of the absence of a quorum) would be voted upon pursuant to the discretionary authority granted by proxy.

The Merchants Board retains full authority to the extent as set forth in its bylaws and California law to adjourn the special meeting for any other purpose, or to postpone the special meeting before it is convened, without the consent of any Merchants shareholders.

The affirmative vote of a majority of the shares represented and voting at the meeting at which a quorum is present is required to approve the proposal to grant discretionary authority to adjourn the meeting on one or more occasions, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Merchants shareholders’ meeting, or any adjournment or postponement of that meeting, to approve the principal terms of the merger agreement and the merger.

The Board of Directors of Merchants recommends a vote “FOR” Proposal 2.

where you can find more information

BOCH

The SEC allows BOCH to “incorporate by reference” information into this proxy statement/prospectus, which means that BOCH can disclose important information to you by referring you to another document filed separately by BOCH with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that BOCH has previously filed with the SEC. These documents contain important information about BOCH and its finances:

●	Annual Report on Form 10-K for the year ended December 31, 2017;

●	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018; June 30, 2018; and September 30, 2018;

●	Proxy Statement for BOCH’s 2018 Annual Meeting of Shareholders;

●	Current Reports on Form 8-K filed March 21, 2018; May 23, 2018; June 20, 2018; September 19, 2018; October 5, 2018; and [___] (other than the portions of those documents not deemed to be filed); and

●

The description of BOCH’s common stock contained in its registration statement on Form S-1 originally filed with the SEC on February 11, 2010 (File No. 333-164863), and any amendments or reports filed for the purpose of updating such description.

In addition, BOCH is incorporating by reference additional documents that BOCH files with the SEC between the date of this proxy statement/prospectus and the date of the special meeting of Merchants, provided, however, that BOCH is not incorporating by reference any information furnished (but not filed), except as otherwise specified therein.

BOCH files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials BOCH may file with the SEC without charge by following the instructions in the section entitled “References to Additional Information” in the forepart of this document.

Merchants

Merchants does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents or reports with the SEC.

If you have questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus, would like copies of Merchants’ articles of incorporation or bylaws, or would like copies of Merchants’ historical consolidated financial statements or need help voting your shares of Merchants, please contact:

Merchants Holding Company 1015 Seventh Street Sacramento, California 95814 ATTN: Stephen A. Meyers, Chairman, Chief Executive Officer and President (916) 442-3883

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated [___], 2018. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to Merchants shareholders nor the issuance of BOCH common stock in the merger will create any implication to the contrary.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

BANK OF COMMERCE HOLDINGS

AND

MERCHANTS HOLDING COMPANY

Dated as of October 4, 2018

Appendix A-1

Page

DEFINITIONS		1
Article 1	THE MERGER	13
1.1	The Merger	13
1.2	Effective Date and Effective Time; Closing	13
1.3	Surviving Corporation	13
1.4	Bank Merger	14
Article 2	MERGER CONSIDERATION; ELECTION; EXCHANGE PROCEDURES	14
2.1	Conversion of Shares	14
2.2	Election and Proration Procedures	17
2.3	No Fractional Shares	19
2.4	Dissenting Shares	20
2.5	Exchange	20
Article 3	REPRESENTATIONS AND WARRANTIES	22
3.1	Disclosure Schedule	22
3.2	Representations and Warranties of Merchants	22
3.3	Representations and Warranties of Holdings	35
Article 4	ADDITIONAL AGREEMENTS	38
4.1	Availability of Books, Records and Properties	38
4.2	Conduct of Businesses Prior to Effective Time	39
4.3	Forbearances of Merchants	39
4.4	Pre-Closing Actions	41
4.5	Compensation	42
4.6	Acquisition Proposal	42
4.7	Directors' and Officers' Liability	43
4.8	Review of Loans	43
4.9	Update of Financial Statements	43
4.10	Update Disclosure Schedule	43
4.11	Continuing Representations and Warranties	43
4.12	Registration Statement; Merchants Shareholder Meeting; Regulatory Applications	44

Appendix A-2

(continued)

Page

4.13	Public Announcements	46
4.14	Transition	46
4.15	Notice	46
4.16	Confidentiality	46
4.17	Tax Treatment	47
4.18	Listing	47
4.19	Alternative Structure	47
4.20	Appointment of Director	47
4.21	Further Actions	47
Article 5	APPROVALS AND CONDITIONS	47
5.1	Required Approvals	47
5.2	Conditions to Obligations of Holdings	48
5.3	Conditions to Obligations of Merchants	49
Article 6	DIRECTORS, OFFICERS AND EMPLOYEES	50
6.1	Employment Agreements; Change in Control Obligations	50
6.2	Employees and Employee Benefits	50
6.3	Indemnification of Directors and Executive Officers	51
Article 7	TERMINATION OF AGREEMENT AND ABANDONMENT OF MERGER	52
7.1	Termination by Reason of Lapse of Time	52
7.2	Other Grounds for Termination	52
7.3	Termination Fee Payable by Merchants	54
7.4	Cost Allocation Upon Termination	54
Article 8	MISCELLANEOUS	54
8.1	Notices	54
8.2	Waivers and Extensions	55
8.3	Construction and Execution in Counterparts	55
8.4	Survival of Representations, Warranties, and Covenants	56
8.5	Attorneys' Fees and Costs	56
8.6	Expenses	56
8.7	Governing Law and Venue	56
8.8	Severability	56
8.9	Specific Performance	57
8.10	No Assignment	57
8.11	Time of the Essence	57
8.12	Amendments	57

Appendix A-3

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of October 4, 2018, is by and between Bank of Commerce Holdings, a California corporation ("Holdings"), and Merchants Holding Company, a California corporation ("Merchants").

RECITALS

A.     The respective boards of directors of Holdings and Merchants have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for in this Agreement in which Merchants will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Holdings (the "Merger"), with Holdings as the surviving corporation in the Merger (sometimes referred to herein as the "Surviving Corporation").

B.     Holdings has required, as a condition to its willingness to enter into this Agreement, that each director and certain executive officers of Merchants enter into agreements pursuant to which, among other things, each agrees to vote all shares of Merchants Stock beneficially owned by such individual in favor of the actions contemplated by this Agreement, each director agrees to refrain from competing with Holdings and its businesses for a period of time, and each director and certain executive officers agree to refrain from soliciting the former customers and employees of Merchants, and each such director and executive officer has entered into such agreements.

C.     The parties intend that the transaction shall qualify, for federal income tax purposes, as a tax-free reorganization under Section 368(a) of the IRC (defined below), and that this Agreement shall constitute a "plan of reorganization" for purposes of Section 368 of the IRC.

D.     The Parties desire to make certain representations, warranties and agreements in connection with the Merger and to prescribe certain conditions to the Merger.

AGREEMENT

In consideration of the mutual covenants, representations, warranties and agreements set forth in this Agreement, Holdings and Merchants agree as follows:

DEFINITIONS

The following capitalized terms used in this Agreement are used with the meanings given below:

"Acquisition Event" means any of the following: (a) a merger, consolidation share exchange, or similar transaction involving Merchants or any of its Subsidiaries, (b) a purchase or other acquisition in one or a series of related transactions of assets of Merchants or any of its Subsidiaries representing twenty percent (20%) or more of the consolidated assets of Merchants and its Subsidiaries, or twenty percent (20%) or more of any class of equity or voting securities of Merchants or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of Merchants, or (c) a tender offer, exchange offer or other acquisition of equity or voting securities that, if consummated, would result in a third party beneficially owning twenty percent (20%) or more of the voting power of Merchants or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of Merchants, in each case with or by a Person or entity other than Holdings.

Appendix A-4

"Acquisition Proposal" has the meaning set forth in Section 4.6.

"Agreement" means this Agreement and Plan of Merger, as amended or modified in accordance with its terms.

"ALLL" means allowance for loan and lease losses.

"Anticipated Closing Date" has the meaning set forth in Section 2.1.4(a).

"Applications" has the meaning set forth in Section 4.12.3.

"Asset Classification" has the meaning set forth in Section 3.2.16(a).

"Bank Merger" has the meaning set forth in Section 1.4.

"Bank Merger Agreement" has the meaning set forth in Section 1.4.

"BHC Act" means the Bank Holding Company Act of 1956, as amended.

"Book-Entry Merchants Stock" has the meaning set forth in Section 2.1.7.

"Business Day" means any day other than a Saturday, Sunday, legal holiday, or a day on which banking institutions located in the State of California are authorized or required by law to remain closed.

"Cash Designated Shares" has the meaning set forth in Section 2.2.3(d)(ii).

"Cash Election" and "Cash Election Shares" have the meanings set forth in Section 2.2.2(a).

"CDBO" means the California Department of Business Oversight—Division of Financial Institutions.

"CFC" means the California Financial Code, as amended.

"CGCL" means the California General Corporation Law, as amended.

"Change in Control Obligations" means all change in control, severance, or similar obligations under any employment or similar agreement or Merchants or Merchants Bank employee policy between Merchants or Merchants Bank and an officer or employees of either company as described in Section 6.1 of the Merchants Disclosure Schedule.

Appendix A-5

"Closing" means the closing of the Merger, as more fully specified in Section 1.2.1.

"Closing Date" has the meaning set forth in Section 1.2.2.

"Compensation Plans" has the meaning set forth in Section 3.2.20(b).

"Confidentiality Agreement" means that certain confidentiality agreement executed by Holdings and Merchants dated July 9, 2018.

"Determination Date" means the fifth Business Day immediately preceding the Effective Date.

"Disclosure Schedules" has the meaning set forth in Section 3.1.

"Dissenting Shares" has the meaning set forth in Section 2.4.

"Effective Date" has the meaning set forth in Section 1.2.1.

"Effective Time" has the meaning set forth in Section 1.2.1.

"Election Deadline" has the meaning set forth in Section 2.2.2(a).

"Election Statement" has the meaning set forth in Section 2.2.1.

"Environmental Laws" means all federal, state and local environmental, health, and safety laws, regulations, orders, authorizations, common law and agency requirements relating to: (a) the protection or restoration of the environment, health and safety as it relates to exposures to Hazardous Substances or natural resource damages, (b) the handling, use, transportation, treatment, storage, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance, or (c) noise, odor, wetlands, indoor air quality, pollution, contamination or any injury or threat of injury to persons or property from exposure to any Hazardous Substance, including without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, and the Federal Clean Air Act, each as amended, and including their respective state counterparts.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

"ERISA Affiliate" means with respect to any Person any other entity that is considered one employer with such Person under Section 4001 of ERISA or IRC Section 414.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

"Exchange Agent" means Broadridge Corporate Issuer Solutions, Inc.

"Exchange Fund" has the meaning set forth in Section 2.5.1.

Appendix A-6

"Execution Date" means the date of this Agreement.

"Executive Officers" means, (a) with respect to Merchants, Stephen A. Meyers, James R. Pons, Edward Costa, and Steven Lim, and (b) with respect to Holdings, Randall S. Eslick, James A. Sundquist, and Samuel D. Jimenez.

"Fairness Opinion" has the meaning set forth in Section 5.2.7.

"Final Closing Deposits Certificate" has the meaning set forth in Section 2.1.4(a).

"FDIC" means the Federal Deposit Insurance Corporation.

"GAAP" means United States generally accepted accounting principles.

"Governmental Authority" means any court, administrative agency or commission, or other federal, state, or local governmental or regulatory authority or instrumentality, and includes all Regulatory Authorities.

"Hazardous Substances" means any substance, material or waste that is (a) defined as a "hazardous substance," "pollutant or contaminant," or "hazardous waste" or otherwise regulated pursuant to any Environmental Law, or (b) petroleum or a petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, or any other substance defined as "hazardous," "dangerous," or "toxic" under any Environmental Law.

"Holdings" has the meaning set forth in the opening paragraph of this Agreement.

"Holdings Average Closing Price" means the average daily closing price of Holdings Common Stock on NASDAQ for the ten (10) consecutive Trading Days immediately preceding the Determination Date as reported by www.nasdaq.com.

"Holdings Common Stock" means the shares of common stock, no par value per share, of Holdings.

"Holdings Contracts" has the meaning set forth in Section 3.3.2.

"Holdings Disclosure Schedule" has the meaning set forth in Section 3.1.

"Holdings Reports" has the meaning set forth in Section 3.3.5.

"Holdings SEC Reports" has the meaning set forth in Section 3.3.4(a).

"Holdings Shares" means the shares of Holdings Common Stock to be issued to the holders of Merchants Stock as Merger Consideration in connection with the Merger.

"IRC" means the Internal Revenue Code of 1986, as amended.

"Indemnified Parties" has the meaning set forth in Section 6.3.1.

"Independent Accounting Firm" has the meaning set forth in Section 2.1.4(d).

Appendix A-7

"Intellectual Property" means (a) all inventions (whether or not patentable and whether or not reduced to practice), all improvements thereon, and all patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisions, extensions and re-examinations thereof; (b) all trademarks whether registered or unregistered, service marks, domain names, corporate names and all combinations thereof, and associated therewith; (c) all copyrights whether registered or unregistered, and all applications, registrations and renewals in connection therewith; (d) all datasets, databases and related documentation; and (e) all other intellectual property and proprietary rights.

"Knowledge" has the following meanings: (a) Merchants will be deemed to have "Knowledge" of a particular fact or matter if any Executive Officer of Merchants has actual knowledge of such fact or matter or if any such Person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of Merchants' business that are under such individual's general area of responsibility; and (b) Holdings will be deemed to have "Knowledge" of a particular fact or matter if any Executive Officer of Holdings has actual knowledge of such fact or matter or if any such Person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of Holdings' business that are under such individual's general area of responsibility.

"Laws" means any federal, state, local, or foreign law, common law, statute, code, ordinance, rule or regulation issued, promulgated, entered, or authorized by any Governmental Authority.

"Letter of Transmittal" has the meaning set forth in Section 2.5.2.

"Liens" means, collectively, liens, pledges, charges, security interests, claims, title defects, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

"Loans" has the meaning set forth in Section 4.3.11.

"Material Adverse Effect" with respect to a Person means an effect that: (a) is materially adverse to the business, financial condition, results of operations or prospects of the Person and its Subsidiaries taken as a whole; (b) significantly and adversely affects the ability of the Person to consummate the Merger on or by the Termination Date or to perform its material obligations under this Agreement; or (c) enables any Person to prevent the consummation of the Merger on or by the Termination Date; provided, however, that Material Adverse Effect shall not be deemed to include the impact of any (i) changes in banking and similar laws of general applicability or interpretations thereof by Regulatory Authorities or other changes affecting depository institutions generally that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies, including changes in general economic conditions and changes in prevailing interest and deposit rates that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies; (ii) acts of terrorism or war; (iii) any modifications or changes to valuation policies and practices in connection with the Transaction or restructuring charges taken in connection with the Transaction, in each case in accordance with GAAP; (iv) any modifications or changes made to Merchants' general business practices or policies at the request of Holdings so as to be consistent with the practices or policies of Holdings; or (v) actions or omissions of a party taken with the prior consent of the other, in contemplation of the Transaction as required or permitted hereunder, as required under any regulatory approval received in connection with the Transaction or which have been waived in writing by the other party.

Appendix A-8

"Merchants" has the meaning set forth in the opening paragraph of this Agreement.

"Merchants 401(k) Plan" means The Merchants National Bank of Sacramento 401(k) Plan & Trust.

"Merchants Bank" means The Merchants National Bank of Sacramento, an OCC-chartered national banking association and a wholly owned subsidiary of Merchants that has its principal place of business in Sacramento, California.

"Merchants Bank Stock" has the meaning set forth in Section 3.2.3(b).

"Merchants Certificate" has the meaning set forth in Section 2.1.7.

"Merchants Core Deposits" means Merchant's average daily balance of all deposits other than maturity deposits and public funds, calculated in the same manner in which Merchants calculated total deposits as of June 30, 2018, and in accordance with applicable regulatory principles, for the 30-day period ending on the day preceding the Determination Date.

"Merchants Disclosure Schedule" has the meaning set forth in Section 3.1.

"Merchants Employees" has the meaning set forth in Section 3.2.20(b).

"Merchants Financial Statements" has the meaning set forth in Section 3.2.5(a).

"Merchants IT Systems" has the meaning set forth in Section 3.2.9(b).

"Merchants Material Contract" has the meaning set forth in Section 3.2.13(a).

"Merchants Meeting" has the meaning set forth in Section 4.12.2.

"Merchants Owned Real Property" has the meaning set forth in Section 3.2.8(a).

"Merchants Reports" has the meaning set forth in Section 3.2.6(a).

"Merchants Stock" means the shares of common stock, without par value per share, of Merchants.

"Merger" means the merger of Merchants with and into Holdings as contemplated by this Agreement and described in Section 1.1.

"Merger Consideration" has the meaning set forth in Section 2.1.2.

Appendix A-9

"Mixed Election" and "Mixed Election Shares" have the meanings set forth in Section 2.2.2(a).

"Mixed Election Per Share Cash Amount" has the meaning set forth in Section 2.1.3.

"Mixed Election Stock Exchange Ratio" has the meaning given in Section 2.1.3.

"NASDAQ" means the NASDAQ Stock Market.

"Negotiation Period" has the meaning set forth in Section 2.1.4(d).

"No Election Shares" has the meaning set forth in Section 2.2.2(a).

"OCC" means the Office of the Comptroller of the Currency.

"Objection Notice" has the meaning set forth in Section 2.1.4(c).

"Outside Date" has the meaning set forth in Section 7.1.

"Pension Plan" has the meaning set forth in Section 3.2.20(c).

"Per Share Cash Consideration" has the meaning set forth in Section 2.1.2.

"Per Share Mixed Consideration" has the meaning set forth in Section 2.1.2.

"Per Share Stock Consideration" has the meaning set forth in Section 2.1.2.

"Permitted Encumbrances" means (a) statutory Liens securing payments not yet delinquent (or being contested in good faith and for which adequate reserves have been established), (b) Liens for real property Taxes not yet delinquent, or (c) easements, rights of way, restrictive covenants, imperfections or irregularities of title, and other similar encumbrances or Liens that do not materially affect the value or prohibit the current use of the property or asset subject thereto.

"Person" includes an individual, corporation, partnership, association, limited liability company, trust or unincorporated organization.

"Plan" has the meaning set forth in Section 3.2.20(a).

"Properties" with respect to any party to this Agreement, means properties or other assets owned or leased by such party or any of its Subsidiaries.

"Proposed Dissenting Shares" means those shares of Merchants Stock as to which shareholders have properly given notice of their intent to assert appraisal rights pursuant to Chapter 13 of the CGCL.

Appendix A-10

"Prospectus/Proxy Statement" means the Prospectus/Proxy Statement referred to in Section 4.12.1(a), to be provided to all shareholders of Merchants in connection with their consideration and approval of the Merger.

"Record Date" has the meaning set forth in Section 2.2.1.

"Redding Bank" means Redding Bank of Commerce, a California state-chartered commercial bank and a wholly owned subsidiary of Holdings.

"Redding Bank Stock" has the meaning set forth in Section 3.3.3(b).

"Registration Statement" has the meaning set forth in Section 4.12.1(a).

"Regulatory Authority" means any federal, state, or local governmental agency or authority charged with the supervision or regulation of financial institutions and their subsidiaries (and including their holding companies) or issuers of securities (including, without limitation, the Federal Reserve, the FDIC, the OCC, and the CDBO, and with respect to Holdings, the SEC).

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

"Stock Conversion Number" has the meaning set forth in Section 2.2.3(c).

"Stock Designated Shares" has the meaning set forth in Section 2.2.3(c)(ii).

"Stock Election" and "Stock Election Shares" have the meanings set forth in Section 2.2.2(a).

"Stock Election Exchange Ratio" has the meaning set forth in Section 2.1.3.

"Subject Property" means, with respect to Merchants or Holdings, as the case may be, (a) all real property at which its business has been conducted, and any property where under any Environmental Law it is deemed to be the present or past owner or operator of the property; (b) any facility in which it is or was the owner or operator of the facility; and (c) all other real property that, for purposes of any Environmental Law, it otherwise could be deemed to be a present or past owner or operator of or as otherwise having control over.

"Subsequent Financial Statements" means Merchants' consolidated unaudited balance sheets and related statements of income and shareholders' equity for each month after the Execution Date and before Closing or the Termination Date, as the case may be, prepared in accordance with Section 4.9.

"Subsidiary" with respect to any party to this Agreement means any corporation, partnership, limited liability company, bank, trust, association, joint venture or other organization, whether incorporated or unincorporated, or other Person of which (a) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first person is or directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions.

Appendix A-11

"Superior Proposal" means an unsolicited, bona fide written Acquisition Proposal made by a Person other than Holdings (a) that is for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving Merchants, (ii) a sale, lease, exchange, transfer, or other disposition of at least twenty-five percent (25%) of the assets of Merchants, taken as a whole, in a single transaction or a series of related transactions, or (iii) the acquisition, directly or indirectly, by a Person of beneficial ownership of fifty percent (50%) or more of the Merchants Stock or Merchants' outstanding shares whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (b) that is otherwise on terms which the board of directors of Merchants in good faith concludes (after consultation with its financial advisors and outside counsel), and taking into account the terms and conditions of such Acquisition Proposal and this Agreement (as it may be proposed to be amended by Holdings, and all legal, financial, timing, regulatory, and other aspects of such Acquisition Proposal and the Person making the proposal, (x) would, if consummated, result in a transaction that is more favorable to Merchants shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement (as it may be proposed to be amended by Holdings), and (y) is reasonably probable of being completed on a timely basis on the terms proposed.

"Surviving Corporation" has the meaning set forth in Recital A.

"Tail Coverage" means a "tail" or extension of the claims period on existing insurance policies of up to six (6) years from and after the Effective Time with respect to directors' and officers' liability insurance, fiduciary liability, and cyber liability insurance.

"Taxes" means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments, or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

"Tax Returns" means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with or provided to any taxing authority in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"Termination Date" means any date on which termination of this Agreement takes place under Article 7.

"Total Number of Shares" has the meaning set forth in Section 2.1.3.

Appendix A-12

"Trading Day" means a day on which NASDAQ is open for trading.

"Transaction" means the Merger and the Bank Merger, together.

Article 1
THE MERGER

1.1     The Merger. On the terms and subject to conditions of this Agreement, Merchants will be merged with and into Holdings in accordance with the CGCL, the separate corporate existence of Merchants will cease, and Holdings will survive and continue to exist as the Surviving Corporation (such transaction, the "Merger").

1.2     Effective Date and Effective Time; Closing.

1.2.1     Subject to the satisfaction or waiver of the conditions set forth in Article 5 (other than those conditions that by their nature are to be satisfied at the closing of the Merger (the "Closing"), but subject to the waiver or satisfaction of those conditions), the parties shall cause a copy of this Agreement, with an officers' certificate of each party, to be filed with the Secretary of State of the State of California pursuant to Section 1103 of the CGCL on the Closing Date (as defined below). The Merger shall become effective as of the filing of a copy of this Agreement and the officers' certificates required by Section 1103 of the CGCL with the Secretary of State of the State of California, or such later date and time as may be set forth in such filing (the time the Merger becomes effective being referred to as the "Effective Time" and the date of such effectiveness, the "Effective Date").

1.2.2     Unless otherwise mutually agreed in writing between Holdings and Merchants, the Closing shall take place by electronic exchange of documents on a date (the "Closing Date") designated by Holdings, which shall be on or after January 31, 2019, and shall be no later than the first Business Day of the month that begins not less than five (5) Business Days after the last to be satisfied or waived of the conditions set forth in Article 5 (other than those conditions that by their nature are to be satisfied at the Closing), or at such other place and time as the parties may mutually agree in writing. At the Closing, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document at the Closing or otherwise defaults under this Agreement prior to the Effective Time, then the Merger will not occur unless the party adversely affected by the default waives the default.

1.3     Surviving Corporation.

1.3.1     Articles of Incorporation and Bylaws. As of the Effective Time, the articles of incorporation and bylaws of Holdings in effect immediately before the Effective Time shall be the articles of incorporation and bylaws of the Surviving Corporation.

1.3.2     Directors and Officers. The directors and officers of Holdings at and as of the Effective Time shall be the directors and officers of the Surviving Corporation, each of whom shall serve until such time as their successors shall be duly elected and qualified.

Appendix A-13

1.3.3     Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in accordance with the CGCL. Without limiting the foregoing and subject thereto, from and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, and restrictions of Holdings and Merchants.

1.3.4     Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect, record or otherwise confirm the Surviving Corporation's right, title or interest in, to or under any of the rights, properties or assets of Merchants acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or (b) otherwise carry out the purposes of this Agreement, Merchants, and its proper officers and directors, acting in such corporate capacity and not individually, shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of the Surviving Corporation are fully authorized in the name of the Surviving Corporation or otherwise to take any and all such action.

1.4     Bank Merger. As soon as practicable after the execution of this Agreement, or on such later date as Holdings shall specify in writing, Holdings and Merchants shall cause Redding Bank and Merchants Bank, respectively, to enter into a Bank Merger Agreement in substantially the form attached hereto as Exhibit A, which provides for the Bank Merger (the "Bank Merger Agreement"). Immediately following the Merger, Merchants Bank will merge with and into Redding Bank (the "Bank Merger") in accordance with applicable laws and regulations and the terms of the Bank Merger Agreement. Redding Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Merchants Bank shall cease. Merchants shall cause Merchants Bank, and Holdings shall cause Redding Bank, to execute, and, if necessary, file, the Bank Merger Agreement and other documents and certificates as are necessary to make the Bank Merger effective immediately following the Effective Time.

Article 2
MERGER CONSIDERATION; ELECTION; EXCHANGE PROCEDURES

2.1     Conversion of Shares. Subject to the provisions of this Agreement, at and as of the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

2.1.1     Holdings Stock. Each share of Holdings Common Stock issued and outstanding immediately prior to the Effective Time will, on and after the Effective Date, remain as issued and outstanding as shares of the Surviving Corporation and shall be unaffected by the Merger.

Appendix A-14

2.1.2     Merchants Stock. Each share of Merchants Stock (other than Dissenting Shares and shares cancelled in accordance with Section 2.1.6 below) issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 2.1.5 and Section 2.2, without interest:

(a)     a number of shares of Holdings Common Stock equal to the Stock Election Exchange Ratio (the "Per Share Stock Consideration"); or

(b)     cash in an amount equal to $48.4318 (the "Per Share Cash Consideration"); or

(c)     a unit consisting of (i) a number of shares of Holdings Common Stock equal to the Mixed Election Stock Exchange Ratio and (ii) cash in an amount equal to the Mixed Election Per Share Cash Amount (such unit, the "Per Share Mixed Consideration" and together with the Per Share Stock Consideration and the Per Share Cash Consideration, the "Merger Consideration").

2.1.3     Additional Definitions. For purposes of this Agreement, the following terms have the following meanings, in each case subject to adjustment in accordance with Section 2.1.5:

"Mixed Election Per Share Cash Amount" means $19.3716.

"Mixed Election Stock Exchange Ratio" means 2.3223.

"Stock Election Exchange Ratio" means 3.8703.

"Total Number of Shares" means 1,834,173 shares of Holdings Common Stock.

2.1.4     Determination of Merchants Core Deposits.

(a)     As soon as practicable but in any event no later than the Business Day following the Determination Date, which shall be determined based on the Anticipated Closing Date (as defined below), Merchants shall prepare and deliver to Holdings its calculation of Merchants Core Deposits as of the day preceding the Determination Date (such statement as it may be adjusted in accordance with this Section 2.1.4, the "Final Closing Deposits Certificate"). As part of the Final Closing Deposits Certificate, Merchants shall also deliver to Holdings a certification of its chief financial officer to the effect that the calculation of Merchants Core Deposits reflects accurately the balance of Merchants Core Deposits as of such date. For purposes of this Agreement, "Anticipated Closing Date" means the date on which the Closing is expected to occur based on the provisions of Section 1.2, as reasonably agreed and confirmed in writing by Merchants and Holdings.

(b)     Holdings shall have the right to review, and shall have reasonable access to, all relevant books and records, work papers, schedules, and other documents prepared by or on behalf of Merchants in connection with its preparation of the Final Closing Deposits Certificate, as well as to executive finance and accounting personnel of Merchants and its Subsidiaries and any other information which Holdings may reasonably request. Merchants will, and will cause its Subsidiaries and other representatives to, cooperate with and assist Holdings in its reviews.

Appendix A-15

(c)     In the event Holdings disputes the Final Closing Deposits Certificate, Holdings shall, no later than 5:00 p.m. Pacific time on the date two (2) days prior to the Anticipated Closing Date, give Merchants written notice of its objections (the "Objection Notice"), describing the nature of its objections in reasonable detail. If Holdings does not timely deliver an Objection Notice, Merchants Core Deposits as set forth in the Final Closing Deposits Certificate delivered by Merchants shall be utilized for the calculation of the adjustments to the Merger Consideration pursuant to Section 2.1.5, if any, and shall be final and binding on all the parties.

(d)     If Holdings timely delivers an Objection Notice, Holdings and Merchants shall cooperate to resolve such dispute, and if resolved, the Final Closing Statement and Merchants Core Deposits as determined by Holdings and Merchants in writing shall be utilized for calculation of the adjustments to the Merger Consideration pursuant to Section 2.1.5. If Holdings and Merchants cannot resolve the dispute within five (5) days after the date of the Objection Notice (the "Negotiation Period"), Holdings and Merchants shall appoint a mutually acceptable independent accounting firm of regional reputation (the "Independent Accounting Firm") to promptly review the disputed items in the Objection Notice and determine the Final Closing Statement and Merchants Core Deposits in accordance with this Agreement. The Independent Accounting Firm shall be given reasonable access to all records, work papers, schedules, and other documents relevant to such dispute and the related calculations. The Independent Accounting Firm shall be limited to addressing only the particular disputes referred to in the Objection Notice that have not been resolved. Upon reaching its determination, the Independent Accounting Firm shall deliver a copy of its calculation of Merchants Core Deposits to Holdings and Merchants. The determination of the Independent Accounting Firm shall be made within twenty (20) days after its engagement and shall be final and binding on all the parties. The aggregate fees, expenses and costs of the Independent Accounting Firm shall be borne equally by Holdings and by Merchants (in the form of a reduction to Merchants Core Deposits for purposes of calculating the adjustments to the Merger Consideration pursuant to Section 2.1.5).

2.1.5     Adjustments to Merger Consideration.

(a)     If Merchants Core Deposits, as finally determined pursuant to Section 2.1.4, are greater than or equal to $139,750,922, there shall be no adjustment to the Merger Consideration under Section 2.1.2.

(b)     Notwithstanding any other provisions of this Agreement and subject to Section 7.2.8 in the event the condition in Section 5.2.8 cannot be satisfied, in the event Merchants Core Deposits, as finally determined pursuant to Section 2.1.4, are less than $139,750,922, certain components of the Merger Consideration, namely, the Per Share Cash Consideration, the Stock Election Exchange Ratio, the Mixed Election Per Share Cash Amount, and the Mixed Election Stock Exchange Ratio, will each be adjusted as set forth on Exhibit B to this Agreement.

Appendix A-16

2.1.6     Cancellation of Excluded Shares. Any shares of Merchants Stock owned by Merchants as treasury stock or owned, directly or indirectly, by Merchants, Merchants Bank, or any Subsidiaries of Merchants (other than those held in a fiduciary capacity or as a result of debts previously contracted) shall automatically be cancelled and retired and shall cease to exist at the Effective Time and no consideration shall be issued in exchange therefor.

2.1.7     Effect of Conversion. All of the shares of Merchants Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Merchants Stock (each, a "Merchants Certificate") and all non-certificated shares of Merchants Stock represented by book-entry ("Book-Entry Merchants Stock") shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares, into which the shares of Merchants Stock represented by such Merchants Certificate or Book-Entry Share have been converted pursuant to this Section 2.1 and Section 2.3, as well as any dividends to which holders of Holdings Common Stock become entitled in accordance with Section 2.5.6.

2.1.8     Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Holdings Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, an appropriate and proportionate adjustments shall be made to the Stock Election Exchange Ratio and the Mixed Election Stock Exchange Ratio.

2.2     Election and Proration Procedures.

2.2.1     Election Statement. An election statement in a form prepared by Holdings and reasonably acceptable to Merchants permitting each holder of Merchants Stock the ability to elect consideration pursuant to Section 2.2.2 and subject to Section 2.2.3 (the "Election Statement") will be mailed with the Proxy Statement on the date of mailing of the Proxy Statement to each holder of record of Merchants Stock as of the record date for the Merchants Meeting (the "Record Date").

2.2.2     Election Procedures.

(a)     Each Election Statement will permit the holder to elect to receive in respect of all shares of Merchants Stock covered thereby (i) the Per Share Stock Consideration (a "Stock Election," and such shares with respect to which a Stock Election is made, collectively, "Stock Election Shares"); (ii) the Per Share Cash Consideration (a "Cash Election," and such shares with respect to which a Cash Election is made, collectively, "Cash Election Shares"); or (iii) the Per Share Mixed Consideration (a "Mixed Election," and such shares with respect to which a Mixed Election is made, collectively, "Mixed Election Shares"). Any Merchants Stock (other than Proposed Dissenting Shares) with respect to which the Exchange Agent has not received an effective, properly completed Election Statement on or before 5:00 p.m., Pacific Time, on the date three (3) Business Days prior to the Effective Date (or such other time as Holdings and Merchants may mutually agree) (the "Election Deadline") will be deemed to be "No Election Shares."

Appendix A-17

(b)     Holdings will make available one or more Election Statements as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of Merchants Stock between the Record Date and the close of business on the Business Day prior to the Election Deadline, and Merchants will provide to the Exchange Agent all information reasonably necessary for it to perform its duties as specified in this Agreement.

(c)     Any such election will be properly made only if the Exchange Agent has actually received a properly completed Election Statement by the Election Deadline. Any Election Statement may be revoked or changed by the Person submitting such Election Statement at or prior to the Election Deadline. Subject to the terms of this Agreement and of the Election Statement, the Exchange Agent will have reasonable discretion to determine whether any election, revocation, or change has been properly or timely made and to disregard immaterial defects in the Election Statements, and any good faith decisions by the Exchange Agent or Holdings regarding such matters will be binding and conclusive. Neither Holdings nor the Exchange Agent will be under any obligation to notify any Person of any defect in an Election Statement. To the extent a holder of Proposed Dissenting Shares submits an Election Statement, such holder's election will have no effect, and the Exchange Agent will disregard such Election Statement.

2.2.3     Allocation Procedures. Within ten (10) Business Days after the Election Deadline, unless the Effective Date has not yet occurred, in which case as soon thereafter as reasonably practicable, Holdings will cause the Exchange Agent to effect the allocation among the holders of Merchants Stock of rights to receive shares of Holdings Common Stock or cash in the Merger in accordance with the Election Statements and as follows:

(a)     All Mixed Election Shares and No Election Shares will be, as of the Effective Time, converted into the right to receive the Per Share Mixed Consideration;

(b)     Proposed Dissenting Shares, if any, will be deemed for purposes of this Section 2.2.3 to be converted into the right to receive the Per Share Cash Consideration;

(c)     If after application of Section 2.2.3(a) with respect to Mixed Election Shares and No Election Shares, and then Section 2.2.3(b) with respect to Proposed Dissenting Shares, the aggregate number of Stock Election Shares is less than an amount equal to the quotient of (i)(A) the Total Number of Shares less (B) the product of (x) the Mixed Election Stock Exchange Ratio multiplied by (y) the aggregate number of Mixed Election Shares and Non-Election Shares, divided by (ii) the Per Share Stock Consideration (the "Stock Conversion Number"), then:

(i)     all Stock Election Shares will be converted into the right to receive the Per Share Stock Consideration;

(ii)     the Exchange Agent will then allocate from among the Cash Election Shares, pro rata to the holders of such Cash Election Shares in accordance with their respective number of Cash Election Shares, a sufficient number of Cash Election Shares (such shares, the "Stock Designated Shares") so that the sum of the number of Stock Designated Shares and Stock Election Shares equals as closely as practicable the Stock Conversion Number, and all such Stock Designated Shares will be converted into the right to receive the Per Share Stock Consideration; and

Appendix A-18

(iii)     the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

(d)     If after application of Section 2.2.3(a) with respect to Mixed Election Shares and No-Election Shares, and then Section 2.2.3(b) with respect to Proposed Dissenting Shares, the aggregate number of Stock Election Shares is greater than the Stock Conversion Number, then:

(i)     all Cash Election Shares will be converted into the right to receive the Per Share Cash Consideration;

(ii)     the Exchange Agent will then allocate from among the Stock Election Shares, pro rata to the holders of such Stock Election Shares in accordance with their respective number of Stock Election Shares, a sufficient number of Stock Election Shares (such shares, the "Cash Designated Shares") so that the difference between (A) the number of Stock Election Shares minus (B) the number of the Cash Designated Shares equals as closely as practicable the Stock Conversion Number, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration; and

(iii)     the Stock Election Shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.

(e)     If after application of Section 2.2.3(a) with respect to Mixed Election Shares and No-Election Shares, and then Section 2.2.3(b) with respect to Proposed Dissenting Shares, the aggregate number of Stock Election Shares is equal to the Stock Conversion Number, then all Cash Election Shares will be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares will be converted into the right to receive the Per Share Stock Consideration.

(f)     The pro rata selection process used by the Exchange Agent under subparagraph (c), (d), and (e) above shall consist of such equitable proration processes consistent with the foregoing as shall be determined in good faith by Holdings and reasonably satisfactory to Merchants. For the avoidance of doubt, but subject to Section 2.3 and Section 2.4, in no instance shall Holdings be obligated to pay more under this Section 2.2 (either in shares of Holdings Common Stock or cash, respectively) than the Total Number of Shares and an amount in cash equal to $15,300,000.

2.3     No Fractional Shares. No fractional shares of Holdings Common Stock will be issued. In lieu of fractional shares, if any, each holder of Merchants Stock who is otherwise entitled to receive a fractional share of Holdings Common Stock will receive an amount of cash equal to the product of such fractional share times the Holdings Average Closing Price, rounded to the nearest whole cent. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

Appendix A-19

2.4     Dissenting Shares. Each outstanding share of Merchants Stock the holder of which has perfected her, his or its right to dissent pursuant to Chapter 13 of the CGCL, including making a demand of Merchants to purchase her, his or its shares pursuant to Section 1301 of the CGCL and submitting her, his or its shares for endorsement pursuant to Section 1302 of the CGCL, and has not effectively withdrawn or lost such right as of the Effective Time (the "Dissenting Shares") shall not be converted into or represent a right to receive the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by the CGCL. Merchants shall give Holdings prompt notice upon receipt by Merchants of any such written demands for payment of the fair value of such shares of Merchants Stock and of withdrawals of such demands and any other instruments provided pursuant to the CGCL. If any holder of Dissenting Shares shall have effectively withdrawn or lost the right to dissent (through failure to perfect or otherwise), the Dissenting Shares held by such holder shall be converted on a share by share basis into the right to receive the Merger Consideration in accordance with the applicable provisions of this Agreement. Any payments made in respect of Dissenting Shares shall be made by or at the direction of Holdings within the time period set forth in the CGCL.

2.5     Exchange.

2.5.1     Deposit of Cash and Shares. On or before the Effective Date, Holdings will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates representing Merchants Stock, for exchange in accordance with this Section 2.5.1, (a) certificates or, at Holdings' option, evidence of shares in book entry form, representing the Holdings Shares issuable pursuant to Section 2.1.2; (b) an amount in cash to make the cash payments pursuant to Section 2.1.2; and (c) to the extent determinable, the cash in lieu of fractional shares to be paid in accordance with Section 2.3. Such cash and Holdings Shares, the "Exchange Fund." The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Holdings Shares held by it from time to time.

2.5.2     Letter of Transmittal. As soon as reasonably practicable after the Effective Time, but in any event within five (5) Business Days thereafter, Holdings will cause to be mailed to each record holder of (a) a Merchants Certificate or (b) Book-Entry Merchants Stock, a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Merchants Certificates will pass, only upon delivery of the Merchants Certificates or Book-Entry Merchants Stock to the Exchange Agent in accordance with Section 2.5.3) advising such holder of the procedure for surrendering to the Exchange Agent the Merchants Certificates or the Book-Entry Merchants Stock in exchange for the consideration to which such holder may be entitled pursuant to this Agreement ("Letter of Transmittal").

2.5.3     Surrender of Certificates. Subject to Section 2.4, each Merchants Certificate and the Book-Entry Merchants Stock will, from and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive the portion of the Merger Consideration (and cash for fractional shares) payable with respect to such Merchants Certificate or Book-Entry Merchants Stock. Following the Effective Date, holders of Merchants Certificates or Book-Entry Merchants Stock will, in accordance with instructions provided in the Letter of Transmittal, provide a properly completed and executed Letter of Transmittal and properly surrender their Merchants Certificates or Book-Entry Merchants Stock in exchange for, as applicable, (a) evidence of issuance in book entry form, or upon request of such holder, certificates representing Holdings Common Stock; (b) a check or, at the election of a Merchants shareholder, a wire transfer (but only if the amount of cash included in that shareholder's Merger Consideration exceeds $100,000), representing the cash consideration to be received pursuant to Section 2.1.2; and/or (c) a check representing the amount of cash in lieu of fractional shares, if any. Until a Merchants Certificate or Book-Entry Merchants Stock is surrendered and a properly completed and executed Letter of Transmittal is delivered to the Exchange Agent, the holder thereof will not be entitled to receive his, her or its portion of the Merger Consideration with respect to the Merchants Stock represented by such Merchants Certificate or such Book-Entry Merchants Stock.

Appendix A-20

2.5.4     Issuance of Certificates in Other Names. Any Person requesting that any certificate evidencing Holdings Shares be issued in a name other than the name in which the surrendered Merchants Certificate is registered must: (a) establish to the Exchange Agent's satisfaction the right to receive the certificate evidencing Holdings Shares and (b) either pay to the Exchange Agent any applicable transfer or other taxes or establish to the Exchange Agent's satisfaction that all applicable taxes have been paid or are not required.

2.5.5     Lost, Stolen, and Destroyed Certificates. With respect to a Merchants Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue or pay the holder's portion of the Merger Consideration in exchange thereof, if the holder provides the Exchange Agent with: (a) satisfactory evidence that the holder owns Merchants Stock and that the Merchants Certificate representing this ownership is lost, stolen, or destroyed, (b) any affidavit or security the Exchange Agent may require, and (c) any reasonable assurances that the Exchange Agent or Holdings may require.

2.5.6     Rights to Dividends and Distributions. After the Effective Date, no holder of any Merchants Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of Holdings Common Stock on any date on or after the Effective Date, unless and until the holder (a) is entitled by this Agreement to receive a certificate representing Holdings Common Stock and (b) has surrendered in accordance with this Agreement his, her or its Merchants Certificates (or has met the requirements of Section 2.5.5) in exchange for certificates representing Holdings Shares. Surrender of Merchants Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of Merchants Stock on a date before the Effective Date. When the holder surrenders his, her or its Merchants Certificates in exchange for Holdings Shares, the holder shall become a shareholder of record of Holdings and shall receive the amount, without interest, of any cash dividends and any other distributions distributed on or after the Effective Date on the whole number of Holdings Shares into which the holder's Merchants Stock was converted at the Effective Time.

2.5.7     Checks in Other Names. Any Person requesting that a check for cash to be received in the Merger or cash in lieu of fractional shares be issued in a name other than the name in which the Merchants Certificate surrendered in exchange for the cash is registered, must establish to the Exchange Agent's satisfaction the right to receive this cash.

Appendix A-21

2.5.8     Undelivered Certificates. Any portion of the Exchange Fund that remains unclaimed by shareholders of Merchants on a date that is six (6) months after the Effective Date may be released to Holdings. To the extent so released, holders of Merchants Stock who have not, prior to such time, complied with the provisions of this Section 2.5 will, from such time forward, look only to Holdings for payment of the Merger Consideration, the cash in lieu of fractional shares, and/or unpaid dividends and distributions on the Holdings Shares deliverable with respect to each share of Merchants Stock held by such holders as determined pursuant to this Agreement, in each case, without any interest. Holdings will not be liable to any holder of Merchants Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. In the event of a dispute with respect to ownership of Merchants Stock, Holdings and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved of any responsibility with respect to any claims thereto.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1     Disclosure Schedule. On or prior to the Execution Date, Merchants has delivered to Holdings a disclosure schedule (the "Merchants Disclosure Schedule") and Holdings has delivered to Merchants a disclosure schedule (the "Holdings Disclosure Schedule" and together with the Merchants Disclosure Schedule, the "Disclosure Schedules") setting forth, among other things, items the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in this Agreement or as an exception to one or more representations or warranties contained in Section 3.2 or Section 3.3 or to one or more of its respective covenants contained in Article 4. The Disclosure Schedules shall be subject to the confidentiality requirements of the Confidentiality Agreement.

3.2     Representations and Warranties of Merchants. Merchants represents and warrants to Holdings that, except as disclosed in the Merchants Disclosure Schedule:

3.2.1     Organization; Good Standing; Qualification. Merchants is a corporation, duly organized, validly existing and in good standing under the laws of the State of California, is a registered bank holding company pursuant to the BHC Act, and has all requisite corporate power and authority to own, lease, and operate all its Properties and assets and carry on its business in the manner now being conducted. Merchants is qualified to do business and is in good standing in every jurisdiction in which such qualification is required except where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Merchants Bank is a national banking association, duly organized and validly existing under the federal laws of the United States of America and a wholly owned subsidiary of Merchants and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. The locations of all offices, including approved and unopened offices of Merchants and Merchants Bank are listed in Section 3.2.1 of the Merchants Disclosure Schedule.

Appendix A-22

3.2.2     Authority. The execution, delivery, and performance (assuming all required consents, approvals, filings, and clearances referred to in this Agreement are duly made and/or obtained) of this Agreement does not and will not, and the consummation (assuming all required consents, approvals, filings, and clearances referred to in this Agreement are duly made and/or obtained) of the Transaction will not, constitute or result in: (a) a breach or violation of, or a default under, its articles of incorporation or bylaws; (b) other than as disclosed in Section 3.2.2 of the Merchants Disclosure Schedule, a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under, any lease, Merchants Material Contract, note, mortgage, indenture, arrangement or other obligation by which it, or any of its Subsidiaries, is bound or to which it, or any of its Subsidiaries, is a party; (c) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it, or any of its Subsidiaries, is subject; or (d) any material change in the rights or obligations of any party under any of the Merchants Material Contracts. Section 3.2.2 of the Merchants Disclosure Schedule contains a list of all consents and notices that Merchants must obtain and give to third parties under any Merchants Material Contracts before consummation of the Merger.

3.2.3     Capital Stock.

(a)     The authorized capital stock of Merchants consists of 10,000,000 shares of Merchants Stock. A total of 789,814 shares of Merchants Stock are issued and outstanding as of the Execution Date, all of which shares of Merchants Stock have been duly authorized, are validly issued, fully paid and non-assessable, and are not subject to any preemptive rights and were not issued in violation of any preemptive rights. Merchants does not own any shares of Merchants Stock as treasury stock.

(b)     The authorized capital stock of Merchants Bank consists of 20,000,000 shares of common stock, $0.25 par value per share ("Merchants Bank Stock"). A total of 1,000,000 shares of Merchants Bank Stock are issued and outstanding as of the date of this Agreement, all of which are validly issued, fully paid and nonassessable and owned by Merchants free and clear of all Liens, other than the restrictions imposed by applicable federal and state securities laws and Liens and assessments as disclosed in Section 3.2.3 of the Merchants Disclosure Schedule.

(c)     Except as set forth in Section 3.2.3 of the Merchants Disclosure Schedule, (i) there are no shares of Merchants Stock reserved for issuance, (ii) Merchants does not have outstanding or authorized any options, stock appreciation, phantom stock, profit participation or similar rights, (iii) there are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the shares of Merchants Stock, and (iv) there are no preemptive rights or any outstanding subscriptions, warrants, options, conversion privileges, rights or commitments of Merchants or any of its Subsidiaries of any character, kind or nature (including those relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of such stock or securities), and neither Merchants nor Merchants Bank has issued or is obligated to issue any additional shares of common stock or any other security to any other Person.

Appendix A-23

3.2.4     Subsidiaries; Investments.

(a)     Merchants has no direct or indirect Subsidiaries other than Merchants Bank, and Merchants Bank has no Subsidiaries.

(b)     Section 3.2.4(b) of the Merchants Disclosure Schedule lists all investments in the equity or debt securities or similar instruments of any Persons other than Merchants Bank (except investments in securities issued by federal, state or local government or any subdivision or agency thereof) owned or made by Merchants or any of its Subsidiaries as of June 30, 2018. All such investments comply with all applicable Laws and regulations, including without limitation the BHC Act.

(c)     Merchants does not own, or control, or have an economic interest in, directly or indirectly, any special purpose entities, limited purpose entities, or qualified special purpose entities. There are no transactions, arrangements, or other relationships between Merchants and any executive officer or director of Merchants or its Subsidiaries or any of their respective affiliates that are not reflected in the Merchants Financial Statements.

3.2.5     Financial Statements.

(a)     Merchants has previously delivered to Holdings true, correct and complete copies of Merchants' audited consolidated balance sheets as of December 31, 2015, 2016, and 2017, and the related audited consolidated statements of income, shareholders' equity, and cash flows for the fiscal years then ended, including the footnotes thereto, additional or supplemental information supplied therewith and the report of Merchants' independent accounting firm prepared in connection therewith, and Merchant's unaudited consolidated balance sheets as of June 30, 2018, and the related unaudited consolidated statements of income for the fiscal period then ended (collectively, the "Merchants Financial Statements"). The Merchants Financial Statements (i) are true, complete and correct in all material respects; (ii) have been prepared in accordance with the books and records of Merchants and present fairly and accurately in all material respects the assets, liabilities, shareholders' equity, revenues, expenses, cash flows and financial condition of Merchants as of the dates thereof, and the results of operations for the periods then ended (subject, in the case of unaudited statements, to recurring year-end audit adjustments normal in nature and amount) and (iii) have been prepared in accordance with GAAP (or in accordance with regulatory accounting principles to the extent different from GAAP and required by any Regulatory Authority to which Merchants is subject) consistently applied during the periods involved.

(b)     Merchants has no liabilities (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Merchants at June 30, 2018 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2018, which would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect, or (iii) liabilities in connection with this Agreement and the transactions contemplated hereby.

Appendix A-24

3.2.6     Reports.

(a)     Since January 1, 2015, each of Merchants and Merchants Bank has timely filed or furnished all material reports, registrations, documents, filings, statements and submissions, together with any amendments thereto, that it was required to file with or furnish to any Governmental Authority, including without limitation the Federal Reserve, the OCC and any other applicable federal or state banking, insurance, securities, or other regulatory authorities (the foregoing, collectively, the "Merchants Reports") and has paid all material fees and assessments due and payable in connection therewith. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(b)     As of their respective dates of filing or furnishing, or, if amended, as of the date of the last such amendment prior to the date of this Agreement, the Merchants Reports complied in all material respects with all statutes and applicable rules and regulations of the applicable Governmental Authority and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except for normal examinations conducted by a Governmental Authority in the regular course of the business of Merchants or Merchants Bank, no Governmental Authority has initiated any proceeding or, to the Knowledge of Merchants, investigation into the business or operations of Merchants since January 1, 2015. Except as set forth on Section 3.2.6(b) of the Merchants Disclosure Schedule, there is no material unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examination of Merchants or Merchants Bank, or a Merchants Report.

(c)     Merchants is not required to file periodic reports with the SEC pursuant to Sections 13 or 15(d) of the Exchange Act.

3.2.7     Books and Records. The books and records of Merchants have been accurately maintained in all material respects, and in accordance with the business practices customary in the banking industry, and they fairly reflect the substance of events and transactions included therein. Such books and records comply in all material respects with applicable legal, regulatory, accounting and banking requirements.

3.2.8     Real Property; Assets.

(a)     Section 3.2.8(a) of the Merchants Disclosure Schedule sets forth all of the real property owned by Merchants or any of its Subsidiaries (such real property, together with all of the buildings, structures and other improvements thereon, the "Merchants Owned Real Property"). Merchants has good and valid fee simple title to all Merchants Owned Real Property, free and clear of all Liens, other than Permitted Encumbrances. There are no pending, or, to the Knowledge of Merchants, threatened in writing, appropriation, condemnation eminent domain or like proceedings relating to any Merchants Owned Real Property. To the Knowledge of Merchants, all buildings and structures on the Merchants Owned Real Property, including fixtures, and the equipment located thereon are in all material respects in good operating condition and repair (ordinary wear and tear excepted).

Appendix A-25

(b)     Merchants and its Subsidiaries are not a party to or bound by any real property lease, whether as landlord, tenant, guarantor or otherwise.

(c)     Merchants or its Subsidiaries owns and has good marketable title or a valid leasehold interest in all other assets that are reflected in Merchant's unaudited consolidated balance sheets as of June 30, 2018, as being owned by Merchants (except Properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of any Liens, except as set forth in Section 3.2.8(c) of the Merchants Disclosure Schedule, and such assets include all such other assets as are material to the business of Merchants and its Subsidiaries.

(d)     Merchants has delivered to Holdings true, accurate and complete copies of each of the following to the extent in the possession or control of Merchants or Merchants Bank and in any way related to the Merchants Owned Real Property listed in Section 3.2.8(a) of the Merchants Disclosure Schedule: (i) title policies together with legible copies of all underlying exceptions, (ii) zoning reports and zoning letters, and (iii) licenses and permits necessary for the use and occupancy of such real property for its current use. To the Knowledge of Merchants, no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies that would interfere with the current use and occupancy of the Merchants Owned Real Property (other than Liens for Taxes not yet delinquent).

3.2.9     Intellectual Property.

(a)     Each of Merchants and its Subsidiaries owns or possesses valid and binding licenses and other rights to use all Intellectual Property used by Merchants and its Subsidiaries in the conduct of its business as currently conducted, and neither Merchants nor any of its Subsidiaries has received any notice of conflict or allegation of invalidity with respect thereto that asserts the right of others. Section 3.2.9(a) of the Merchants Disclosure Schedule lists all registered Intellectual Property owned by Merchants and its Subsidiaries, and all contracts to which Merchants and its Subsidiaries has licensed Intellectual Property from third parties that is material to the operation of Merchants and its Subsidiaries (other than commercially available "shrink wrap" or "click wrap" licenses). Each of Merchants and its Subsidiaries owns or has a valid right to use or license such Intellectual Property, free and clear of all Liens (except any restrictions set forth in any licensed Intellectual Property), and has performed all the obligations required to be performed by it and is not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing nor does the conduct of Merchants' or its Subsidiaries' respective businesses as currently conducted infringe on or otherwise violate the legal rights of any Person. To the Knowledge of Merchants, such Intellectual Property is valid and enforceable (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

Appendix A-26

(b)     To the Knowledge of Merchants, all information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of Merchants' and its Subsidiaries' respective businesses (collectively, "Merchants IT Systems") have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring and use. The Merchants IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct business as currently conducted. Neither Merchants nor any of its Subsidiaries has experienced within the past three (3) years any material disruption to, or material interruption in, its conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of the Merchants IT Systems. Merchants and its Subsidiaries have taken commercially reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of its business (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of its business. To the Knowledge of Merchants, neither Merchants nor any of its Subsidiaries is in breach of any Merchants Material Contract related to any Merchants IT Systems.

(c)     To the Knowledge of Merchants, since January 1, 2015, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Merchants and its Subsidiaries.

3.2.10     Environmental Matters.

(a)     To Merchants' Knowledge, Merchants and its Subject Property are, and have been, operated in compliance with all applicable Environmental Laws, and no circumstances exist that would result in a material violation of such Environmental Laws.

(b)     None of the following exists, and to Merchants' Knowledge, no reasonable basis for any of the following exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving Merchants or any of its Subject Property, relating to an asserted liability of Merchants or any prior owner, occupier or user of Subject Property under any applicable Environmental Law.

(c)     To Merchants' Knowledge, no Hazardous Substances have been used, handled, stored, discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on or from any of its Subject Property, except in compliance with applicable Environmental Laws.

(d)     To Merchants' Knowledge, no part of its Subject Property has been or is scheduled for investigation, monitoring or other remedial action under any applicable Environmental Laws.

(e)     To Merchants' Knowledge, no condition from, on or under any Subject Property exists with respect to such Subject Property that would require remedial action under applicable Environmental Laws.

Appendix A-27

3.2.11     Taxes.

(a)     Tax Returns and Payment of Taxes. Merchants has duly and timely filed or caused to be filed (taking into account any valid extensions) all Tax Returns required by law to be filed by it or any of its Subsidiaries. Such Tax Returns are true, complete and correct in all material respects. Merchants is not currently the beneficiary of or a party to any extension of time within which to file any Tax Return. All Taxes due and owing by Merchants or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, Merchants has made an adequate provision for such Taxes in the Merchants Financial Statements (in accordance with GAAP). Merchants has not incurred any liability for Taxes since the date of Merchants' most recent financial statements outside the ordinary course of business or otherwise inconsistent with past practice.

(b)     Availability of Tax Returns. Merchants has made available to Holdings complete and accurate copies of all federal, state, local and foreign income, franchise and other Tax Returns filed by or on behalf of Merchants or any of its Subsidiaries for any Tax period ending after January 1, 2015.

(c)     Withholding. Merchants and its Subsidiaries withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any Merchants Employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.

(d)     Liens. There are no Liens for Taxes upon the assets of Merchants or any of its Subsidiaries other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP has been made in Merchants' Financial Statements.

(e)     Tax Deficiencies and Audits. No deficiency for any amount of Taxes which has been proposed, asserted or assessed in writing by any taxing authority against Merchants or any of its Subsidiaries remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of Merchants or any of its Subsidiaries. There are no audits, suits, proceedings, investigations, claims, examinations, or other administrative or judicial proceedings ongoing or pending with respect to any Taxes of Merchants or any of its Subsidiaries. Section 3.2.11(e) of the Merchants Disclosure Schedule lists all federal, state, local and non-U.S. income Tax Returns filed with respect to Merchants or any of its Subsidiaries for taxable periods ended on or after January 1, 2015, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit.

(f)     Tax Jurisdictions. No claim has been made since January 1, 2015, by any taxing authority in a jurisdiction where Merchants or any of its Subsidiaries does not file Tax Returns that Merchants or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.

Appendix A-28

(g)     Change in Accounting Method. Merchants has not agreed to make, nor is it required to make, any adjustment under IRC Section 481(a) or any comparable provision of state, local or foreign Tax Laws by reason of a change in accounting method or otherwise.

(h)     Post-Closing Tax Items. Merchants will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) "closing agreement" as described in IRC Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date or (iv) election under IRC Section 108(i).

(i)     Ownership Changes. Without regard to this Agreement, Merchants has not undergone an "ownership change" within the meaning of IRC Section 382.

(j)     U.S. Real Property Holding Corporation. Merchants is not and has never been a United States real property holding corporation (as defined in IRC Section 897(c)(2)) during the applicable period specified in IRC Section 897(c)(1)(a).

(k)     IRC Section 355. Merchants has not been a "distributing corporation" or a "controlled corporation" in connection with a distribution described in IRC Section 355.

(l)     Reportable Transactions. Merchants has not been a party to, or a promoter of, a "reportable transaction" within the meaning of IRC Section 6707A(c)(1) and Treasury Regulations 1.6011-4(b).

(m)     IRC Section 6662. Merchants has disclosed on its income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of IRC Section 6662.

(n)     Section 280G. Merchants has not made any payments, is not obligated to make any payments, and is not a party to any agreement that could obligate it to make any payments that are not deductible under IRC Section 280G, including in connection with completion of the Transaction.

3.2.12     Absence of Regulatory Actions. Neither Merchants nor any of its Subsidiaries is in material violation of any statute, rule or governmental regulation applicable to it (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers). Except as disclosed in Section 3.2.12 of the Merchants Disclosure Schedule, neither Merchants nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, a Regulatory Authority, nor has either been advised by a Regulatory Authority that it is contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

Appendix A-29

3.2.13     Material Contracts.

(a)     Except (1) for arrangements which may be made after the Execution Date and in accordance with the terms of this Agreement and agreements entered into in the ordinary course of business consistent with past practice involving payments in the aggregate of less than $50,000, and (2) as set forth in Section 3.2.13 of the Merchants Disclosure Schedule, Merchants and its Subsidiaries are not bound by any contract, agreement, or arrangement that is material to operation of its business (each a "Merchants Material Contract"), including, without limitation, any contract, agreement, or arrangement that: (i) is to be performed after the Execution Date; (ii) contains a non-compete or client or customer non-solicit requirement or any other provisions that materially restrict the conduct of, or the manner of conducting, any line of business of Merchants or any of its affiliates; (iii) obligates Merchants or any of its affiliates to conduct business with any third party on an exclusive or preferential basis; (iv) requires referrals of business or requires Merchants or any of its affiliates to make available investment opportunities to any Person on a priority or exclusive basis; (v) grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or Properties of Merchants; (vi) limits the payment of dividends by Merchants; (vii) relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement with any third party, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties; (viii) provides for payments to be made by Merchants upon a change in control thereof; (ix) was not negotiated and entered into on an arm's length basis; (x) provides for indemnification by Merchants of any Person, except for contracts entered into in the ordinary course of business providing for customary and immaterial indemnification; (xi) is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $50,000 per annum (other than any such contracts which are terminable by Merchants on thirty (30) days or less notice without any required payment or other conditions, other than the condition of notice); (xii) to which any affiliate, officer, director, employee, or consultant of Merchants is a party or beneficiary (except with respect to loans to, or deposit or asset management accounts of, directors, officers and employees entered into in the ordinary course of business and in accordance with all applicable regulatory requirements with respect to it); (xiii) would prevent, materially delay or materially impede Merchants' or its Subsidiaries' ability to consummate the Merger or the other transactions contemplated hereby; or (xiv) contains a put, call or similar right pursuant to which Merchants or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets.

(b)     (i) Each Merchants Material Contract is a valid and legally binding agreement of Merchants, as applicable, and, to the Knowledge of Merchants, the counterparty or counterparties thereto, is enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity) and is in full force and effect; (ii) Merchants has duly performed all material obligations required to be performed by it prior to the date hereof under each Merchants Material Contract; (iii) Merchants, and, to the Knowledge of Merchants, any counterparty or counterparties, is not in breach of any material provision of any Merchants Material Contract; and (iv) no event or condition presently exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of Merchants or any of its Subsidiaries under any such Merchants Material Contract or provide any party thereto with the right to terminate such Merchants Material Contract.

Appendix A-30

3.2.14     Compliance With Laws. The business of Merchants and its Subsidiaries has been and is being conducted in accordance in all material respects with all applicable Laws and regulations. Merchants and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit Merchants and its Subsidiaries to carry on its business as presently conducted. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the Knowledge of Merchants, no suspension or cancellation of any of them is threatened.

3.2.15     Shareholder List. Section 3.2.15 of the Merchants Disclosure Schedule includes a list of its shareholders as of the most recent practicable date. To the Knowledge of Merchants, the shareholder list provided is a true and correct list of the names, addresses and holdings of all record holders of the Merchants Stock as of the date thereof.

3.2.16     Asset Classification.

(a)     Section 3.2.16 of the Merchants Disclosure Schedule sets forth a list, accurate and complete, as of June 30, 2018, except as otherwise expressly noted, and separated by category of classification or criticism ("Asset Classification"), of the aggregate amounts of loans, extensions of credit and other assets of Merchants or its Subsidiaries that have been criticized or classified by any internal audit conducted by Merchants or its Subsidiaries, taking into account any assets that have been criticized or classified by any Regulatory Authority.

(b)     Except as shown in Section 3.2.16 of the Merchants Disclosure Schedule, no amounts of its loans, extensions of credit or other assets that have been classified or criticized by any representative of any governmental entity as "Other Assets Especially Mentioned," "Substandard," "Doubtful," "Loss," or words of similar effect as of June 30, 2018, are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by Merchants before the Execution Date.

3.2.17     Litigation. Except as shown in Section 3.2.17 of the Merchants Disclosure Schedule, no litigation, arbitration, claim or other proceeding involving Merchants or any of its Subsidiaries is pending before any court or Governmental Authority (other than routine foreclosure proceedings), and, to the Knowledge of Merchants, no such litigation, arbitration, claim or other proceeding has been threatened and there are no facts or circumstances which could reasonably give rise to litigation, arbitration, claims or other proceeding that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Merchants.

Appendix A-31

3.2.18     Insurance. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Merchants, (a) Merchants is insured with reputable insurers against such risks and in such amounts as the management of Merchants reasonably has determined to be prudent and consistent with industry practice, and Merchants is in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. True, correct, and complete copies of all insurance policies and all written correspondence related to any material claims made under such policies since January 1, 2016, have been made available to Holdings.

3.2.19     Labor Matters.

(a)     Merchants and its Subsidiaries are not a party to, and are not bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization.

(b)     Merchants has made available to Holdings all personnel manuals, handbooks, or material policies, rules or procedures applicable to employees of Merchants and its Subsidiaries and the terms of their employment, and all such applicable materials are listed in Section 3.2.19(b) of the Merchants Disclosure Schedule. Merchants and its Subsidiaries are and have been in compliance in all material respects with all applicable Laws respecting hiring and employment, including but not limited to, discrimination or harassment in employment, retaliation, reasonable accommodation, terms and conditions of employment, termination of employment, wages, overtime classification, hours, leaves of absence, occupational safety and health, employee whistle-blowing, immigration, employee privacy, employment practices and classification of employees, consultants and independent contractors. Except as set forth in Section 3.2.19(b) of the Merchants Disclosure Schedule, no employee has an express or implied contract or agreement that prohibits such person from being dismissed immediately and without prior notice to the employee and without liability to Merchants or its Subsidiaries (other than for salary or wages for time worked and benefits earned prior to the date of such termination). Merchants has provided to Holdings a true and complete list of all independent contractors and consultants to Merchants and its Subsidiaries, including such consultant's name, date of commencement, and rate of compensation payable, and all such consultants can be terminated immediately.

3.2.20     Employee Benefits.

(a)     For purposes of this Agreement, "Plan," or "Plans," individually or collectively, means any "employee benefit plan," as defined in Section 3(3) of ERISA, maintained by Merchants or any of its Subsidiaries. Neither Merchants nor any of its Subsidiaries is now nor has it ever been a contributing employer to or sponsor of a multiemployer plan or a single employer plan subject to Title IV of ERISA.

Appendix A-32

(b)     Section 3.2.20(b) of the Merchants Disclosure Schedule sets forth a list, as of the Execution Date, of (i) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (ii) all other material employee benefit plans, programs, policies, agreements, collective bargaining agreements or other arrangements providing for compensation, severance, performance awards, fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded that is or has been sponsored, maintained, contributed to, or required to be contributed to, by Merchants or any of its Subsidiaries for the benefit of any employees or former employees of Merchants or any of its Subsidiaries (its "Compensation Plans"). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, governmental filings (on Form 5500 series or otherwise), actuarial reports and reports under Financial Accounting Standards Board Statement No. 106 relating to such Compensation Plans) covering current employees (collectively, "Merchants Employees"), including Plans and related amendments, have been made available to Holdings.

(c)     All of its Plans covering Merchants' Employees (other than "multi-employer plans" within the meaning of ERISA Sections 3(37) or 4001(a)(3)), to the extent subject to ERISA, are in compliance (both in form and operation) with ERISA in all material respects. Each of its Plans that is an "employee pension benefit plan" within the meaning of ERISA Section 3(2) ("Pension Plan") and that is intended to be qualified under IRC Section 401(a), has either received a favorable determination letter from the Internal Revenue Service or consists of a master, prototype, or volume submitter plan which has received an opinion or advisory letter from the Internal Revenue Service upon which Merchants may rely, as of the date hereof no such determination letter has been revoked, no revocation has been threatened, and nothing has occurred since the date of such letter that could adversely affect the qualified status of each such Plan. All such Plans have been timely amended for all such requirements and have been submitted to the Internal Revenue Service for a favorable determination letter within the latest applicable remedial amendment period. No litigation relating to its Plans is pending or, to Merchants' Knowledge, threatened. Neither Merchants nor any of its Subsidiaries have engaged in a transaction with respect to any Plan that could subject it to a tax or penalty imposed by either IRC Section 4975 or ERISA Section 502(i) in an amount that would be material.

(d)     All material contributions required to be made by Merchants under the terms of any of its Plans have been timely made or have been reflected in the Merchants Financial Statements. Neither any of its Pension Plans nor any single-employer plan of any of its ERISA Affiliates has an "accumulated funding deficiency" (whether or not waived) within the meaning of IRC Section 412 or ERISA Section 302. Neither Merchants or its ERISA Affiliates has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate under IRC Sections 401(a)(29) or 412(f)(3) or ERISA Sections 306, 307, or 4204.

(e)     Except as disclosed in the Merchants Financial Statements or in Section 3.2.20(b) of the Merchants Disclosure Schedule, Merchants has no obligations for retiree health or life benefits.

(f)     No provision of the documents governing any Plan contains restrictions on the rights of Merchants to amend or terminate any Plan without incurring liability under such Plan other than normal liabilities for benefits.

Appendix A-33

(g)     Except as disclosed in the Merchants Financial Statements or otherwise disclosed in this Agreement or in Section 3.2.20(b) of the Merchants Disclosure Schedule, the Merger, alone or in connection with any other event, will not result in (i) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (ii) any material increase in benefits under any Compensation Plan, (iii) payment of any severance, true-up, change in control or similar payments or compensation under any Compensation Plan, or (iv) an "excess parachute payment" within the meaning of IRC Section 280G(b). All payments set forth in Section 3.2.20(b) of the Merchants Disclosure Schedule have been properly accrued in accordance with GAAP.

(h)     Except as disclosed in Section 3.2.20(b) of the Merchants Disclosure Schedule, neither Merchants nor any of its Subsidiaries maintains a supplemental retirement plan or similar arrangement for any of its current or former officers, directors, or employees.

(i)     All required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the IRC with respect to each Plan. The requirements of COBRA have been met with respect to each applicable Plan.

(j)     Each Compensation Plan that is subject to Section 409A of the IRC has been documented and operated in compliance with such section and all applicable regulatory guidance (including, without limitation, proposed regulations, notices, rulings, and final regulations).

3.2.21     Knowledge as to Conditions. To the Knowledge of Merchants, there is no reason why the approvals, consents and waivers of Governmental Authorities referred to in Section 5.1 cannot be obtained.

3.2.22     No Material Adverse Effect. Since June 30, 2018, (a) Merchants has conducted its business only in the ordinary and usual course of business, and (b) there has not been any change in these consolidated financial condition of Merchants (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on Merchants.

3.2.23     Broker's or Finder's Fees. Except for the fees of D. A. Davidson & Co. relating to its advisory and other services relating to the Merger and this Agreement pursuant to an agreement that has been disclosed to Holdings, no agent, broker, Person or firm acting on behalf of Merchants or any of its Subsidiaries is or will be entitled to any commission, broker's, finder's or financial advisory fee in connection with the Merger and other transactions contemplated by this Agreement.

3.2.24     Required Vote; Antitakeover Provisions.

(a)     The affirmative vote of the holders of a majority of the outstanding shares of Merchants Stock entitled to vote is necessary to approve this Agreement and the Transaction on behalf of Merchants. No other vote of the shareholders of Merchants is required by law, Merchants' articles of incorporation or bylaws, or otherwise to approve this Agreement, the Bank Merger Agreement, and the Transaction.

Appendix A-34

(b)     No "control share acquisition," "business combination moratorium," "fair price," or other form of antitakeover statute or regulation under the CGCL, or any applicable provisions of the takeover laws of any other state (and any comparable provisions of Merchants' articles of incorporation or bylaws), apply or will apply to this Agreement, the Bank Merger Agreement, or the Transaction.

3.2.25     Completeness of Representations. No representation or warranty made by or with respect to Merchants or any of its Subsidiaries in this Agreement (or in the Disclosure Schedules) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Disclosure Schedules) or in such representation or warranty not misleading.

3.3     Representations and Warranties of Holdings. Except as disclosed in a section of the Holdings Disclosure Schedule, Holdings represents and warrants to Merchants that:

3.3.1     Organization; Good Standing; Qualification. Holdings is a corporation duly organized, validly existing and in good standing under the laws of the State of California, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank, a statutory trust or a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted. Redding Bank is a California state-chartered bank, duly organized, validly existing and in good standing under the laws of the State of California and has all requisite power and authority to own, lease, and operate all its Properties and assets and carry on its business in the manner now being conducted. Holdings is qualified to do business and is in good standing in every jurisdiction in which such qualification is required except where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Holdings has no Subsidiaries other than Redding Bank, except as set forth in Section 3.3.1 of the Holdings Disclosure Schedule.

3.3.2     Authority. The execution, delivery, and performance (assuming all required consents, approvals, filings, and clearances referred to in this Agreement are duly made and/or obtained) of this Agreement does not and will not, and its consummation (assuming all required consents, approvals, filings, and clearances referred to in this Agreement are duly made and/or obtained) of the Transaction will not, constitute or result in: (a) a breach or violation of, or a default under, its articles of incorporation or bylaws; (b) other than as disclosed in Section 3.3.2 of the Holdings Disclosure Schedule, a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of material notice, the lapse of time or both) under, any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which it is bound or to which it is a party that is not terminable upon thirty (30) days or less written notice without penalty or premium (collectively, the "Holdings Contracts"); (c) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (d) any material change in the rights or obligations of any party under any of the Holdings Contracts.

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3.3.3     Capital Stock.

(a)     The authorized capital stock of Holdings consists of 50,000,000 shares of Holdings Common Stock and 2,000,000 shares of preferred stock, without par value. A total of 16,329,902 shares of Holdings Common Stock were issued and outstanding as of September 30, 2018, all of which were validly issued and are fully paid and nonassessable. As of September 30, 2018, 101,000 shares of Holdings Common Stock were reserved for issuance upon exercise of outstanding stock options. There are no shares of preferred stock of Holdings issued and outstanding as of the Execution Date.

(b)     The authorized capital stock of Redding Bank consists of 2,000,000 shares of common stock, without par value ("Redding Bank Stock"). A total of 1,000 shares of Redding Bank Stock are issued and outstanding as of the date of this Agreement, all of which are validly issued, fully paid and nonassessable, except as may be provided by Laws applicable to banking institutions generally, and owned by Holdings free and clear of all Liens.

(c)     No unissued shares of Holdings Common Stock or any other securities of Holdings are subject to any warrants, options, restricted stock units, conversion privileges, rights or other commitments to issue of any character, except as described in the Holdings SEC Reports and as disclosed above, and Holdings has not issued and is not obligated to issue any additional shares of common stock or any other security to any other Person.

(d)     All of the Holdings Shares when issued pursuant to the terms of this Agreement shall be duly authorized, validly issued, fully paid, and nonassessable.

3.3.4     Financial Statements.

(a)     Holdings Annual Report on Form 10-K for the year ended December 31, 2017, as amended, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it subsequent to December 31, 2017, under the Securities Act, or under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act in the form filed or to be filed (collectively, "Holdings SEC Reports") with the SEC, as of the date filed or to be filed, (i) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date; and each of the consolidated statements of financial condition contained in or incorporated by reference into any Holdings Financial Report (including the related notes and schedules thereto) fairly presents, or will fairly present, the consolidated financial position of Holdings and its Subsidiaries as of its date, and each of the consolidated statements of operations and shareholders' equity and other comprehensive income (loss) and cash flows or equivalent statements in such Holdings SEC Reports (including any related notes and schedules thereto) fairly presents, or will fairly present, the consolidated results of operations, changes in shareholders' equity and other comprehensive income (loss) and cash flows, as the case may be, of Holdings and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein. Each of such financial statements (including any related notes and schedules thereto) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. The books and records of Holdings and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

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(b)     Except as set forth on the unaudited consolidated balance sheet of Holdings dated as of June 30, 2018, and included in the Holdings SEC Reports filed prior to the date hereof, neither Holdings nor any of its Subsidiaries has any material liability (whether absolute, contingent or accrued or otherwise and whether due or to become due) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, other than liabilities (i) incurred after June 30, 2018, in the ordinary course of business consistent with past practice or (ii) incurred pursuant to or provided for in this Agreement.

3.3.5     Reports. Since January 1, 2015, Holdings and each of its Subsidiaries has timely filed or furnished all material reports, registrations, documents, filings, statements and submissions, together with any amendments thereto, that it was required to file with or furnish to any Regulatory Authority (the foregoing, collectively, the "Holdings Reports") and has paid all material fees and assessments due and payable in connection therewith. As of their respective dates of filing or furnishing, or, if amended, as of the date of the last such amendment prior to the date of this Agreement, the Holdings Reports complied in all material respects with all statutes and applicable rules and regulations of the applicable Regulatory Authority.

3.3.6     Absence of Regulatory Action. Neither Holdings nor any of its Subsidiaries is, to the Knowledge of Holdings, in material violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers). Neither Holdings nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, a Regulatory Authority, nor has it been advised by a Regulatory Authority that it is contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

3.3.7     Litigation. There is no litigation, arbitration, claim or other proceeding against Holdings or any of its Subsidiaries pending before any court or Governmental Authority, and, to the Knowledge of Holdings, no such litigation, has been threatened that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Holdings.

3.3.8     Financing and Shares Available. Holdings has, and at the Effective Time will have, (a) sufficient cash and cash equivalents on hand to pay the cash component of the Merger Consideration and any amounts payable to holders of Proposed Dissenting Shares; and (b) a sufficient number of shares of Holdings Common Stock authorized and available to issue the Holdings Shares.

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3.3.9     Knowledge as to Conditions. To the Knowledge of Holdings, there exists no reason why the approvals, consents and waivers of Regulatory Authorities referred to in Section 5.1 cannot be obtained.

3.3.10     No Material Adverse Effect. Since June 30, 2018, (a) Holdings has conducted its business only in the ordinary and usual course of business, and (b) there has not been any change in the financial condition of Holdings (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on Holdings.

3.3.11     Broker's or Finder's Fees. Except for the fees of Raymond James & Associates for its advisory and other services relating to the Merger and this Agreement pursuant to an agreement that has been disclosed to Merchants, no agent, broker, Person or firm acting on behalf of Holdings is or will be entitled to any commission, broker's, finder's or financial advisory fee in connection with the Merger.

3.3.12     Completeness of Representations. No representation or warranty made by or with respect to Holdings or its Subsidiaries in this Agreement (or in the Disclosure Schedules) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Disclosure Schedules) or in such representation or warranty not misleading. No investigation by Merchants of the business and affairs of Holdings will affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement.

Article 4
ADDITIONAL AGREEMENTS

4.1     Availability of Books, Records and Properties. Upon reasonable prior written notice to Merchants and subject to applicable Law, the books, records, Properties, contracts, and documents of Merchants and its Subsidiaries will be available at all reasonable times to Holdings and its counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as Holdings deems reasonably relevant to the Transaction. No disclosure or access shall be required to be provided where it would jeopardize the attorney-client privilege or contravene any Law. Merchants and its Subsidiaries will cooperate fully in such inspection and audit, and make available all information reasonably requested by or on behalf of Holdings. In addition, upon reasonable request of Holdings, Merchants and its Subsidiaries will request that any third parties involved in the preparation or review of the Merchants Financial Statements or Subsequent Financial Statements disclose to Holdings the work papers or any similar materials related to such financial statements.

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4.2     Conduct of Businesses Prior to Effective Time. Except as required by applicable Law, or with the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned, or delayed), during the period from the Execution Date to the Effective Time, each of Holdings and Merchants will: (a) conduct its businesses in the usual, regular and ordinary course consistent with past practice in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, its rights, franchises, and other authorizations issued by Regulatory Authorities and its current relationships with customers, Regulatory Authorities, employees, and other Persons with which it has beneficial business relationships, (c) maintain its Properties and equipment (and related insurance or its equivalent) in accordance with good business practice in all material respects, and (d) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Holdings or Merchants to obtain any necessary approvals of any Regulatory Authority required for the transactions contemplated by this Agreement or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated by this Agreement.

4.3     Forbearances of Merchants. Except as expressly provided for in this Agreement, from the Execution Date until the earlier of (a) termination of this Agreement, or (b) the Effective Time, Merchants covenants to Holdings that, without first obtaining the written consent of Holdings, Merchants and its Subsidiaries will not:

4.3.1     amend, propose to amend or approve any amendment to its articles of incorporation or bylaws or other formation agreements, or convert its charter or form of entity;

4.3.2     effect any stock split or other recapitalization with respect to Merchants Stock or the shares of Merchants Bank;

4.3.3     issue, sell, or otherwise permit to become outstanding or redeem, pledge, dispose of or encumber in any way any shares of capital stock of Merchants or any of its Subsidiaries;

4.3.4     authorize or cause additional shares of Merchants Stock to become subject to new options, warrants, convertible securities of kind, or other rights of any nature to acquire or receive Merchants Stock;

4.3.5     declare, pay or set a record date for any dividend (other than regular semiannual dividends declared and paid in the ordinary course of business consistent with past practice and at a rate not in excess of $0.30 per share of Merchants Stock), or make any other distribution, either directly or indirectly, with respect to Merchants Stock;

4.3.6     enter into or commit to enter into any employment, severance, change in control, retention, bonus, salary continuation, or similar agreement with any Person;

4.3.7     except as otherwise provided in this Agreement and excluding resignations, make any change with respect to management personnel at the level of assistant vice president or higher;

4.3.8     enter into, establish, adopt, amend or terminate, or make any contributions to (except to satisfy contractual obligations existing as of the date hereof and set forth in Section 4.3.8 of the Merchants Disclosure Schedule), any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer or employee of Merchants or any of its Subsidiaries;

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4.3.9     acquire (other than, for avoidance of doubt, by way of foreclosure in the ordinary course consistent with past practice), or sell, transfer, assign, encumber or otherwise dispose of, any material assets having a value greater than $25,000 or make any material commitment therefor, other than transactions in the ordinary and usual course of business and consistent with past practices;

4.3.10     implement or adopt any change in the book or tax accounting principles, practices or methods of Merchants, other than as may be required by GAAP, and as concurred in by Merchants' independent public accountants, or except as may be required by GAAP, and in the ordinary course of business consistent with past practice, revalue in any material respect any of its assets;

4.3.11     (a) make, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit (collectively, "Loans"), other than Loans made in the ordinary course of business, consistent with past practice, that are not in excess of $500,000 individually; (b) take any action that would result in any discretionary release of collateral or guarantees or otherwise restructure any Loans; (c) enter into any Loan securitization or create any special purpose funding entity; (d) purchase any consumer loan; or (e) enter into any agreement or arrangement providing for the purchase of a Loan participation. Notwithstanding the foregoing, Merchants and its Subsidiaries can make, renew, modify, or enter into Loans that exceed the foregoing dollar limitation to the extent Merchants provides to Holdings in writing a complete Loan package for such Loan and Holdings does not object to such Loan within three (3) Business Days of receipt of such written notice.

4.3.12     make any negative provisions to Merchants' ALLL or fail to maintain an adequate reserve for loan and lease losses (determined in accordance with GAAP and existing regulatory guidance);

4.3.13     enter into, renew, amend materially, or terminate any contracts calling for a payment by it of more than $50,000 (including real property leases and data or item processing agreements) or for a term of one year or more, except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and (a) entered into in the ordinary course of business and consistent with past practices, and (b) providing for not less (in the case of loans) or materially more (in the case of deposits) than prevailing market rates of interest;

4.3.14     enter into any personal services contract with any Person outside the ordinary course of business, except contracts, agreements, or arrangements for legal, accounting, consulting, investment advisory, or tax services entered into to facilitate the Transaction;

4.3.15      (a) acquire (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security, collateralized loan obligation or other equity investment or (b) dispose of any debt security, collateralized loan obligation or other equity investment; provided, however, that in the case of clauses (a) and (b), Merchants and its Subsidiaries may acquire any debt security, collateralized loan obligation or other equity investment if, within three (3) Business Days after Merchants requests in writing (which request shall describe in detail such securities to be purchased and the price thereof) that Holdings consent to the making of any such purchase, and Holdings has approved such request in writing or has not responded in writing to such request;

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4.3.16     other than in accordance with binding commitments existing on the Execution Date and that have been disclosed to Holdings, make any capital expenditures in excess of $25,000 per project or related series of projects or $50,000 in the aggregate except for emergency repairs or replacements;

4.3.17     acquire an ownership interest (except other real estate owned or other ownership interest acquired through foreclosure with a value not exceeding $250,000) or leasehold interest in any real property; provided that, in the case of acquisition of any ownership interest in real property, no such ownership interest shall be acquired without making an appropriate environmental evaluation in advance of obtaining such interest and providing to Holdings such evaluation at least thirty (30) days in advance of such acquisition; or

4.3.18     enter into any other material transaction or make any material expenditure other than in the ordinary and usual course of its business except for expenses reasonably related to completion of the Merger.

4.4     Pre-Closing Actions. Following the Execution Date and prior to Closing, Merchants and its Subsidiaries shall:

4.4.1     Take all action necessary to satisfy any contractual notice or consent requirements under the Merchants Material Contracts arising from the Transaction.

4.4.2     Except as otherwise provided in this Agreement, (a) continue to make on a timely basis all filings with Governmental Authorities required in connection with administration of its Compensation Plans and other Plans, including, without limitation, timely filing of its Form 5500, and (b) terminate by all necessary and appropriate actions of the board of directors of Merchants Plans (including Compensation Plans) maintained by Merchants as may be reasonably requested by Holdings in connection with Closing (after satisfaction or waiver of all Closing conditions). If requested by Holdings, Merchants shall cause benefit accruals and entitlements under such Plans to cease as of the Effective Time and shall cause the cancellation on and after the Effective Time of any contract, arrangement or insurance policy relating to any such Plan for such period as may be requested by Holdings. All resolutions, notices, or other documents issued, adopted or executed by Merchants in connection with the implementation of this Section 4.4.2 shall be subject to Holdings' reasonable prior review and approval, which approval shall not be unreasonably withheld.

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4.4.3     Take such action as may be reasonably requested by Holdings to terminate or modify the Merchants 401(k) Plan as may be necessary or appropriate to facilitate the participation of employees of Merchants who continue employment with Holdings after the Effective Time in the Holdings 401(k) Plan, if legally permissible. Holdings shall review and take all reasonable action consistent with the terms of the Holdings 401(k) Plan and applicable Law as soon as is reasonably practicable in light of administrative considerations to seek to allow such continuing employees to roll over to the Holdings 401(k) Plan an amount equal to the full account balance distributed to any such continuing employee from the Merchants 401(k) Plan, assuming such balances are eligible for roll over.

4.4.4     Satisfy the notice and consent requirements under IRC Section 101(j) with respect to any Bank Owned Life Insurance policies or similar plans and related agreements of Merchants or any of its Subsidiaries.

4.4.5     Cooperate with—and support using commercially reasonable efforts—Holdings in its efforts to secure employment or similar agreements with key employees of Merchants Bank as may be reasonably identified by Holdings on such terms as Holdings and such key employees may agree.

4.5     Compensation. Except as set forth in Section 4.5 of the Merchants Disclosure Schedule with respect to bonus payments to be made, Merchants will not pay any bonus or other incentives or permit any increase in the current or deferred compensation or benefits payable or to become payable by Merchants to any of its directors, officers, employees, agents or consultants, other than normal incremental increases in base compensation in accordance with Merchants' established policies and practices with respect to the timing and amounts of such incremental increases.

4.6     Acquisition Proposal. Merchants will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to an Acquisition Event. Neither Merchants, nor any of Merchants' directors, officers, employees, agents, or representatives (including, without limitation, any investment banker, attorney, accountant, or adviser retained by it, or any affiliate of Merchants or any of the foregoing) shall, directly or indirectly, initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of Merchants) with respect to an Acquisition Event (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; except that, in the event Merchants receives an unsolicited bona fide Acquisition Proposal and the board of directors of Merchants determines prior to approval of the Merger by Merchants' shareholders, in good faith, that (a) such proposal constitutes a Superior Proposal, and (b) fiduciary duties applicable to it require it to engage in negotiations with, or provide confidential information or data to, a Person in connection with such Acquisition Proposal, Merchants may do so to the extent required by its fiduciary duties. In such event, prior to providing any confidential information or data to any such Person, Merchants and such Person shall have executed a confidentiality agreement on terms at least as favorable to Merchants as those contained in its confidentiality agreement with Holdings. Merchants will further notify Holdings in writing immediately (and in any event within two (2) Business Days) if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations are sought to be initiated or continued with Merchants, or if any such inquiry, proposal or request is thereafter materially modified or amended, including providing to Holdings the material terms and conditions of any such proposal or inquiry in connection with each required notice. Merchants shall keep Holdings reasonably and promptly informed of the status and details of any such proposal or inquiry and any developments with respect thereto. Merchants will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence of this section of the obligations undertaken in this Section 4.6.

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4.7     Directors' and Officers' Liability. Before the Effective Date, Merchants will notify its directors' and officers' liability insurers of the Merger and of all pending or, to Merchants' Knowledge, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.3 and known to Merchants, or circumstances reasonably deemed by Holdings to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

4.8     Review of Loans. Merchants will permit Holdings and its respective advisors to conduct an examination of its loans to establish appropriate accounting adjustments under FAS 141R. Holdings and its respective advisors will have continued access to Merchants' loans and related documentation through Closing to update its examination. At Holdings' reasonable request, Merchants will from time to time provide Holdings with current reports updating the information set forth in Section 3.2.16 of the Merchants Disclosure Schedule.

4.9     Update of Financial Statements. Merchants will deliver to Holdings its Subsequent Financial Statements for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within fifteen (15) days after each such month-end and thirty (30) days at any quarter-end. The Subsequent Financial Statements: (a) will be prepared from the books and records of Merchants; (b) will present fairly the financial position and results of operations of Merchants, at the times indicated and for the periods covered; (c) will be prepared in accordance with GAAP (except for the absence of notes) and with the regulations promulgated by applicable Regulatory Authorities, to the extent then applicable; and (d) will reflect all liabilities of Merchants, on the respective dates and for the respective periods covered, except for liabilities not required to be so reflected on the face of a balance sheet in accordance with GAAP.

4.10     Update Disclosure Schedule. From the Execution Date until Closing, Merchants and Holdings will promptly revise and supplement their respective Disclosure Schedule to enable their respective Disclosure Schedule to remain accurate and complete. Notwithstanding anything to the contrary contained herein, supplementation of a Disclosure Schedule following the execution of this Agreement will not be deemed a modification of representations or warranties contained in this Agreement.

4.11     Continuing Representations and Warranties. Neither Merchants nor Holdings will do or cause to be done anything that would cause any representation or warranty made by it in this Agreement to be untrue or inaccurate if made at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by the other party.

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4.12     Registration Statement; Merchants Shareholder Meeting; Regulatory Applications.

4.12.1     Preparation of Registration Statement.

(a)     Holdings will use its reasonable best efforts to prepare and file a Registration Statement on Form S-4 (together with any amendments or supplements, the "Registration Statement") with the SEC within forty-five (45) days after the Execution Date for registration of the Holdings Shares to be issued in the Merger, and the parties will cooperate in preparation of a related prospectus/proxy statement (the "Prospectus/Proxy Statement") to be included as part of the Registration Statement and mailed to Merchants' shareholders for the Merchants Meeting.

(b)     The parties will cooperate with each other in preparing the Registration Statement and the Prospectus/Proxy Statement, and will use their reasonable best efforts (i) to obtain the clearance of the SEC, any appropriate state securities regulators if required, and any other required regulatory approvals, to issue the Prospectus/Proxy Statement, and (ii) to maintain the effectiveness of the Registration Statement.

(c)     Nothing will be included in the Registration Statement, the Prospectus/Proxy Statement, or any additional proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld, conditioned, or delayed. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the Merchants Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of Holdings relating to Holdings and its Subsidiaries or by or on behalf of or relating to Merchants and its Subsidiaries, (i) will comply in all material respects with the provisions of applicable Law, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Applications and the Prospectus/Proxy Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in an Application or the Prospectus/Proxy Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(d)     Holdings will pay all fees and costs associated with the preparation by Holdings' counsel (and other professional advisors) and the filing of the Registration Statement. Merchants will pay all fees and costs associated with its review of the Registration Statement, and the printing and mailing of the Proxy Statement to its shareholders and any other direct costs incurred in connection with the Prospectus/Proxy Statement and the holding of the Merchants Meeting.

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4.12.2     Submission to Shareholders. Merchants will promptly following the date the Registration Statement is declared effective by the SEC take the actions necessary in accordance with applicable Law and its articles of incorporation and bylaws to convene a shareholders' meeting to consider and vote upon the approval of this Agreement and to authorize the transactions contemplated by this Agreement, including the Merger (such meeting and any adjournment or postponement thereof, the "Merchants Meeting"). The Merchants Meeting will be held within a reasonable period after the date the Prospectus/Proxy Statement is finalized and may first be sent to Merchants' shareholders without objection by applicable Regulatory Authorities. The board of directors of Merchants will recommend approval of this Agreement and the Merger to Merchants' shareholders, and it shall not withdraw, modify, or qualify its recommendation unless, subsequent to the date of this Agreement, Merchants (i) has at all times complied with Section 4.6 of this Agreement, (ii) receives a Superior Proposal, and (iii) the board of directors of Merchants determines, in good faith and after consultation with independent legal counsel, that it would be inconsistent with its fiduciary duties not to withdraw, modify, or qualify such recommendation. Merchants shall use its reasonable best efforts to obtain from the shareholders of Merchants approval of this Agreement and the Merger in accordance with the CGCL, including (except as provided in the preceding sentence) by communicating to its shareholders its recommendation (and including such recommendation in the Prospectus/Proxy Statement) that they approve this Agreement and the Merger and recommend that it be approved by Merchants shareholders. Merchants shall adjourn or postpone the Merchants Meeting if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Merchants Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if, on the date of such Merchants Meeting, (a) Merchants has not received proxies representing a sufficient number of shares necessary to obtain the required approval of this Agreement and the Merger by Merchant's shareholders and such approval remains possible to obtain and (b) the shareholders of Merchants have authorized by the requisite vote under the CGCL the adjournment pursuant to the Prospectus/Proxy Statement.

4.12.3     Submission to Governmental Authorities. Holdings will use its reasonable best efforts to prepare and file as promptly as reasonably practicable, all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain all permits, approvals, consents, authorizations, waivers, clearances, and orders of Governmental Authorities necessary or advisable, in the opinion of Holdings' counsel, to consummate the Merger. Holdings will provide copies of all non-confidential portions of the Applications and other submissions for review by or on behalf of Merchants prior to their submission to applicable Governmental Authorities. These applications (collectively, the "Applications") are expected to include: (a) an interagency bank merger application to be filed with the FDIC and the CDBO; (b) a waiver to be sought from the Federal Reserve; (c) a notice to be filed with the OCC; and (d) filings and coordination with the offices of the Secretary of State of the State of California and the CDBO with respect to the Merger and the Bank Merger. Merchants and its Subsidiaries will cooperate and use reasonable best efforts to prepare all documentation, timely effect all filings and obtain, and to assist Holdings in obtaining, all permits, approvals, consents, authorizations, waivers and orders of all third parties and Governmental Authorities necessary to consummate the Merger. Merchants shall, upon request, furnish Holdings with all information concerning itself and its Subsidiaries, their respective directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Holdings to any third party or Governmental Authority in connection with the Transaction.

Appendix A-45

4.13     Public Announcements. Subject to written advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to the subject matter of this Agreement, the timing and content of any announcements, press releases or other public statements concerning the Merger will occur upon, and be determined by, the mutual consent of Holdings and Merchants.

4.14     Transition. During the period from the Execution Date to the Effective Time, Merchants shall cause one or more of its representatives to confer with representatives of Holdings and report the general status of its ongoing operations at such times as Holdings may reasonably request. Representatives of Holdings and Merchants shall also meet as requested by or on behalf of Holdings to discuss and plan for the conversion of Merchants' data processing and related electronic informational systems to those used by Holdings, which planning shall include, but not be limited to, discussion of the possible termination by Merchants of third-party service provider arrangements effective at the Effective Time or at a date thereafter (including any related termination fees), non-renewal of personal property leases and software licenses used by Merchants in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that Merchants shall not be obligated to take any such action prior to the Effective Time.

4.15     Notice. Each party will provide the other with prompt written notice of: (a) Any events that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to them; or (b) the commencement of any investigation, action or proceeding against it by or before any court or Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to any one or more of them. In addition, Merchants shall promptly advise Holdings orally and in writing of any shareholder litigation or community-based protests against Merchants or its directors relating to this Agreement or the Transaction and shall keep Holdings fully informed regarding any such shareholder litigation or protests, including providing all relevant documentation reasonably requested. No settlement shall be agreed to without Holdings' prior written consent (which consent shall not be unreasonably withheld or delayed).

4.16     Confidentiality. Subject to the requirements of law, each party will keep confidential, and will exercise its best efforts to cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement unless such information (a) is required by applicable Law to be disclosed, (b) becomes available to such party from other sources not bound by a confidentiality obligation, (c) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to this Agreement or the Merger, or (d) is or becomes public without fault of the subject party. If this Agreement is terminated or the Merger otherwise fails to be consummated, each party to this Agreement will promptly (y) return to the other all confidential documents obtained from them and (z) not use for commercial purposes or disclose for any reason any nonpublic information obtained under or in connection with this Agreement or in connection with the Merger, except as permitted by clauses (a) or (c) above.

Appendix A-46

4.17     Tax Treatment. Neither Holdings nor Merchants will take or cause to be taken any action that would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the IRC.

4.18     Listing. Holdings will provide the requisite notification to NASDAQ with respect to the Holdings Shares and will use its reasonable best efforts to cause the Holdings Shares to be listed on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

4.19     Alternative Structure. Notwithstanding any provision of this Agreement to the contrary, Holdings may at any time with the consultation and agreement of Merchants modify the structure of the acquisition of Merchants set forth herein, provided that (a) the Merger Consideration to be paid to the holders of Merchants Stock is not thereby changed in kind or reduced in amount as a result of such modification (except that the Merger Consideration may be changed in terms of number of Holdings Shares and cash amount reflecting as close as reasonably practical to Total Number of Shares and cash intended to be issued in the Merger (as adjusted under Section 2.1.5), if necessary to preserve the intended tax treatment of the Merger), (b) such modification will not adversely affect the qualification of the Merger as a tax-free reorganization under Section 368(a) of the Code, and (c) such modification will not materially jeopardize receipt of any required approvals of any Regulatory Authority or delay consummation of the Transaction.

4.20     Appointment of Director. Holdings agrees to take all action necessary to appoint or elect, effective as of the Effective Time, one individual serving as a director of Merchants on the date of this Agreement mutually agreeable to Holdings and Merchants as a director of each of Holdings and Redding Bank, provided such individual is acceptable under Holdings' corporate governance and director nomination policies and procedures. Such individual shall serve until the first annual meeting of shareholders of Holdings following the Effective Time, at which time, subject to the fiduciary duties of the board of directors of Holdings and compliance with applicable corporate governance and director nomination policies and procedures of Holdings, Holdings shall include such individuals on the list of nominees for director presented by the board of directors of Holdings and for which the board of directors of Holdings shall solicit proxies at the first annual meeting of shareholders of Holdings following the Effective Time.

4.21     Further Actions. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to execute and deliver all such certificates, consents, and other instruments and documents as may be reasonably necessary or appropriate, take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable to consummate the Merger promptly.

Article 5
APPROVALS AND CONDITIONS

5.1     Required Approvals. Except as provided in Section 8.4, the obligations of the parties to this Agreement are subject to (i) the approval of this Agreement and the Merger by the shareholders of Merchants and (ii) the approval of the Merger and the Bank Merger by all appropriate Regulatory Agencies having jurisdiction with respect thereto.

Appendix A-47

5.2     Conditions to Obligations of Holdings. All obligations of Holdings pursuant to this Agreement are subject to satisfaction or waiver by Holdings of the following conditions at or before Closing:

5.2.1     Representations and Warranties. The representations and warranties of Merchants contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of Merchants contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). Merchants will have delivered to Holdings a certificate to that effect, executed by a duly authorized officer of Merchants and dated as of Closing Date.

5.2.2     Compliance. Merchants will have performed and complied in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. Merchants will have delivered to Holdings a certificate to that effect, executed by a duly authorized officer of Merchants and dated as of Closing Date.

5.2.3     No Material Adverse Effect. Since the Execution Date, (a) there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to Merchants, or (b) the commencement of any proceeding or proceedings against Merchants that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to Merchants.

5.2.4     No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any Governmental Authority to restrain or prohibit or invalidate the Merger.

5.2.5     Tax Opinion. Holdings will have obtained from Miller Nash Graham & Dunn LLP an opinion addressed to Holdings (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, the Transaction will be a tax-free reorganization within the meaning of IRC Section 368(a).

5.2.6     Corporate and Shareholder Action. Each of the following will have approved or ratified the Agreement and the Merger, as applicable, and such approvals or ratifications shall continue in full force and effect:

(a)     The board of directors of Merchants;

(b)     The shareholders of Merchants, by the requisite vote under the CGCL and Merchants' articles of incorporation, as applicable; and

Appendix A-48

(c)     The board of directors of Holdings.

5.2.7     Fairness Opinion. As of the Execution Date, Merchants received a fairness opinion from D.A. Davidson & Co. (the "Fairness Opinion") to the effect that the Merger Consideration to be received by the Merchants shareholders is fair to such shareholders from a financial point of view, and the Fairness Opinion has not been modified or withdrawn.

5.2.8     Deposits. Merchants Core Deposits must equal or exceed $128,419,766, and Merchants must have delivered to Holdings a certificate to that effect, executed by a duly authorized officer of Merchants and dated as of Closing Date.

5.2.9     Dissenting Shares. Dissenting Shares must not represent seven percent (7%) or more of the outstanding shares of Merchants Stock.

5.3     Conditions to Obligations of Merchants. All obligations of Merchants pursuant to this Agreement are subject to satisfaction or waiver by Merchants of the following conditions at or before Closing:

5.3.1     Representations and Warranties. The representations and warranties of Holdings contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of Holdings contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). Holdings will have delivered to Merchants a certificate to that effect, executed by a duly authorized officer of Holdings and dated as of Closing Date.

5.3.2     Compliance. Holdings will have performed and complied, in all material respects, with all terms, covenants and conditions of this Agreement on or before Closing. Holdings will have delivered to Merchants a certificate to that effect, executed by a duly authorized officer of Holdings and dated as of Closing Date.

5.3.3     No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any Governmental Authority to restrain or prohibit or invalidate the Merger.

5.3.4     No Material Adverse Effect. Since the Execution Date, (a) there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to Holdings, or (b) the commencement of any proceeding against Holdings or any of its Subsidiaries that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to Holdings.

Appendix A-49

5.3.5     Corporate and Shareholder Action. Each of the following will have approved or ratified the Agreement and the Merger, as applicable, and such approvals or ratifications shall continue in full force and effect:

(a)     The board of directors of Merchants;

(b)     The shareholders of Merchants, by the requisite vote under the CGCL and Merchants' articles of incorporation, as applicable; and

(c)     The board of directors of Holdings.

5.3.6     Fairness Opinion. As of the Execution Date, Merchants received the Fairness Opinion to the effect that the Merger Consideration to be received by the Merchants shareholders is fair to such shareholders from a financial point of view, and the Fairness Opinion has not been modified or withdrawn.

5.3.7     Tax Opinion. Merchants will have obtained from Lewis Brisbois Bisgaard & Smith LLP, an opinion addressed to Merchants (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, the Transaction will be a tax-free reorganization within the meaning of Section 368(a) of the IRC.

5.3.8     Payment of Merger Consideration. Holdings shall have delivered the Merger Consideration to the Exchange Agent and the Exchange Agent shall have provided Merchants with a certificate evidencing such delivery.

5.3.9     Appointment of a Merchants Director to the Holdings Board of Directors. Merchants shall be reasonably satisfied that one current member of Merchants' board of directors has or will be appointed to Holdings' board of directors in connection with the Closing.

Article 6
DIRECTORS, OFFICERS AND EMPLOYEES

6.1     Employment Agreements; Change in Control Obligations. At the Effective Time, Holdings will assume the existing employment, change in control, severance and similar agreements between Merchants and Merchants Employees listed in Section 6.1 of the Merchants Disclosure Schedule and related Change in Control Obligations thereunder, subject to any limitations imposed by the IRC.

6.2     Employees and Employee Benefits.

6.2.1     Comparability of Benefits. Holdings' personnel policies will apply to any Merchants Employees who are retained after the Effective Time. Such retained employees will be eligible to participate in all of the benefit plans of Holdings and its Subsidiaries that are generally available to similarly situated employees of Holdings and its Subsidiaries in accordance with and subject to the terms of such plans.

Appendix A-50

6.2.2     Treatment of Past Service. For purposes of such participation, current Merchants Employees (a) will be given credit for prior service with Merchants or its Subsidiaries for purposes of determining eligibility and vesting under benefits plans of Holdings or its Subsidiaries (including but not limited to vacation time and participation and benefits under the Holdings severance plan for employees in effect at the time of any termination) and (b) will be able to transfer any accrued benefits such employee is currently entitled to the extent permitted by the terms of the benefit plans of Holdings or its Subsidiaries.

6.2.3     No Contract Created. Nothing in this Agreement will give any Merchants Employee a right to employment or to continuing employment.

6.2.4     Severance Payments. Merchants Employees who are not entitled to severance under Merchants' Compensation Plans set forth in Section 3.2.20 of the Merchants Disclosure Schedule or agreements set forth in Section 6.1 of the Merchants Disclosure Schedule and who stay with Merchants through Closing but are not offered employment with Holdings following the Closing will receive severance payments determined in accordance with the severance policy described in Section 6.2.4 of the Holdings Disclosure Schedule on the basis of the number of years of prior service with Merchants.

6.3     Indemnification of Directors and Executive Officers.

6.3.1     For a period of six (6) years from and after the Effective Date, Holdings pursuant to this Agreement will indemnify and defend (and shall also advance expenses as incurred to), each present and former director and officer of Merchants ("Indemnified Parties") from and against any and all claims, losses, liabilities, judgments, fines, damages, costs, and expenses (including reasonable attorneys' fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Time, including, without limitation, the Merger, to the fullest extent that Merchants is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable Law, including federal banking law, and under its articles of incorporation or bylaws in effect on the Execution Date, provided that, with respect to any advancement of expenses, the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification by Holdings. Any determination required to be made with respect to whether an officer's or director's conduct complies with the standard set forth under Merchants' articles of incorporation or bylaws will be made by independent counsel (which will not be counsel that provides any services to Holdings or any of its Subsidiaries) selected by Holdings and reasonably acceptable to such officer or director. Holdings acknowledges it is assuming indemnity agreements in respect of Merchants directors and officers as set forth in Section 6.3.1 of the Merchants Disclosure Schedule, and agrees to be bound by such agreements.

6.3.2     Prior to the Effective Date, Merchants shall, in collaboration with Holdings, take all commercially reasonable steps to obtain Tail Coverage for all current and former directors and officers of Merchants for a period of six (6) years from the Effective Date and at a premium cost of not more than two hundred fifty percent (250%) of the annual premiums paid by Merchants for such insurance, provided that, if Merchants is unable to obtain such coverage prior to the Effective Date, Holdings shall use reasonable best efforts to obtain and pay for such Tail Coverage, subject to the foregoing limitation on the premium.

Appendix A-51

6.3.3     The provisions of this Article 6 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party as if he or she was a party to this Agreement.

Article 7
TERMINATION OF AGREEMENT AND ABANDONMENT OF MERGER

7.1     Termination by Reason of Lapse of Time. If Closing does not occur on or before April 30, 2019 (the "Outside Date"), either Holdings or Merchants may terminate this Agreement and the Merger if both of the following conditions are satisfied:

(a)     the terminating party's board of directors decides to terminate by a majority vote of all members of the board of directors; and

(b)     the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination; provided that, if as of such Outside Date, the condition to Closing set forth in Section 5.1 shall not have been satisfied, then the Outside Date will be extended to on or before July 1, 2019, if Holdings notifies Merchants in writing on or prior to the Outside Date of its election to extend the Outside Date; and provided, further that, the right to terminate this Agreement pursuant to this Section 7.1 shall not be available to any party whose failure to perform or observe the covenants and agreements of such party set forth in this Agreement resulted in the failure of the Merger to be completed by the applicable Outside Date.

7.2     Other Grounds for Termination. This Agreement and the Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by the shareholders of Holdings or Merchants, unless otherwise provided) by Holdings or Merchants as follows:

7.2.1     Mutual Consent. By mutual consent of Holdings or Merchants, if the board of directors of each party agrees to terminate by a majority vote of all members of the board of directors.

7.2.2     No Regulatory Approvals. By Holdings or Merchants, if the regulatory approvals required by Section 5.1 are denied (or if any such required approval is conditioned on a substantial deviation from the Merger); provided, however, that either party will have fifteen (15) Business Days following receipt of such denial to appeal the decision, and if such appeal is timely made, either party will have ninety (90) days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.2.2 during such period of time; provided further, however, either party shall be entitled to terminate this Agreement pursuant to Section 7.1 during such period of time.

Appendix A-52

7.2.3     Breach of Representation. By Holdings or Merchants (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the representations or warranties set forth in this Agreement that are not qualified as to materiality or a breach of any of the representations or warranties set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within twenty (20) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 20-day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.2.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1 (in the case of a breach of a representation or warranty by Merchants) or Section 5.3.1 (in the case of a breach of a representation or warranty by Holdings).

7.2.4     Breach of Covenant. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the covenants or agreements set forth in this Agreement that are not qualified as to materiality or a breach of any of the covenants or agreements set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within twenty (20) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 20-day period.

7.2.5     Failure to Recommend or Obtain Shareholder Approval. By Holdings if (a) the board of directors of Merchants (i) fails to recommend to its shareholders the approval of the Merger or (ii) modifies, withdraws, or changes in a manner adverse to Holdings its recommendation to shareholders to approve the Merger; or (b) regardless of whether the board of directors of Merchants recommends to Merchants' shareholders the approval of the Merger, Merchants' shareholders do not approve the Merger at the Merchants Meeting.

7.2.6     Superior Proposal—Termination by Merchants. By the board of directors of Merchants upon written notice to Holdings if such board of directors has in good faith determined that an Acquisition Proposal constitutes a Superior Proposal, and has adopted the Superior Proposal or has indicated in writing an intention to accept a Superior Proposal; provided, however, that Merchants may not terminate this Agreement pursuant to this Section 7.2.6 unless (a) it has not breached Section 4.6 or 4.12.2, (b) immediately subsequent to delivering such notice of termination, it enters into a definitive acquisition agreement or similar agreement relating to such Superior Proposal, (c) it has provided Holdings at least five (5) days' prior written notice advising Holdings that the board of directors of Merchants is prepared to accept a Superior Proposal and has given Holdings, if it so elects, an opportunity to amend the terms of this Agreement (and negotiated with Holdings in good faith with respect to such terms) in such a manner as would enable the board of directors of Merchants to proceed with the Merger, and (d) simultaneously upon entering into such acquisition agreement or similar agreement relating to such Superior Proposal referred to in clause (b), it delivers to Holdings the termination fee described in Section 7.3.

Appendix A-53

7.2.7     Superior Proposal—Termination by Holdings. By Holdings upon written notice to Merchants if (a) an Acquisition Event will have occurred or (b) a third party will have made a proposal to Merchants or its shareholders to engage in or entered into an agreement with respect to an Acquisition Event, and this Agreement and the Merger are not approved at the Merchants Meeting.

7.2.8     Deposits. By Holdings if the closing condition set forth in Section 5.2.8 is not satisfied.

7.2.9     Dissenting Shares. By Holdings if holders of seven percent (7%) or more of the outstanding shares of Merchants Stock are Proposed Dissenting Shares and as a result the condition set forth in Section 5.2.9 is not satisfied.

7.3     Termination Fee Payable by Merchants. Due to expenses, direct and indirect, incurred by Holdings in negotiating and executing this Agreement and in taking steps to effect the Merger, Merchants will pay to Holdings a termination fee of $1,340,000 if Holdings terminates this Agreement pursuant to Sections 7.2.5 (Failure to Recommend or Obtain Shareholder Approval) or 7.2.7 (Superior Proposal—Termination by Holdings) or if Merchants terminates pursuant to Section 7.2.6 (Superior Proposal—Termination by Merchants). If such termination fee becomes payable pursuant to this Section 7.3, it will be payable on Holdings' demand and must be paid by Merchants within two (2) Business Days following the date of Holdings' demand. Late payments will bear interest at a rate of twelve percent (12%) per year, simple interest, until paid.

7.4     Cost Allocation Upon Termination. In connection with the termination of this Agreement under this Article 7, except as provided in Section 7.3, each party will pay its own out-of-pocket costs incurred in connection with this Agreement and will have no other liability to the other parties, except that in the event of a termination under Section 7.2.3 or Section 7.2.4 in a circumstance in which no termination fee is paid pursuant to Section 7.3, no party will be relieved from any liability arising out of the underlying breach by reason of such termination. The parties agree that the agreements herein with respect to termination fees under Section 7.3 are integral parts of the transactions contemplated by this Agreement and constitute reasonable liquidated damages and not a penalty.

Article 8
MISCELLANEOUS

8.1     Notices. Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be deemed to have been given (a) when delivered personally, (b) when receipt is acknowledged by an affirmative act of the party confirmed, if sent by electronic mail or other similar electronic transmission device (including confirmation generated by an electronic transmission device), (c) three (3) Business Days after being mailed, if sent by registered or certified mail, postage prepaid and return receipt requested, or (d) when received, if sent by overnight Federal Express service, return receipt requested, in each case addressed as follows:

Appendix A-54

Holdings:	Bank of Commerce Holdings 1901 Churn Creek Road Redding, California 96002 Attn: Randall S. Eslick, President and CEO Email: randye@bankofcommerceholdings.com with a copy to:

Miller Nash Graham & Dunn LLP
2801 Alaskan Way, Pier 70
Suite 300
Seattle, Washington 98121-1128
Attn:    Stephen M. Klein, Esq.

David G. Post, Esq.
Email:  Stephen.Klein@millernash.com

 David.Post@millernash.com

Merchants:	The Merchants National Bank of Sacramento 1015 Seventh Street Sacramento, California 95814 Attn: Stephen A. Meyers, President and CEO Email: smeyers@merchantsnational.com

with a copy to:	Lewis Brisbois Bisgaard & Smith LLP 333 Bush Street, Suite 1100 San Francisco, California 94101 Attn: Daniel Eng, Esq. Email: Daniel.eng@lewisbrisbois.com or to such other address or Person as any party may designate by written notice to the other given under this section.

8.2     Waivers and Extensions. Subject to Section 8.12, any party may grant waivers or extensions to the other parties, but only through a written instrument executed by the President and CEO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

(a)     any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

(b)     compliance with any of the covenants of any other party; and

(c)     any other party's performance of any obligations under this Agreement and any other condition precedent set out in Article 5.

Appendix A-55

8.3     Construction and Execution in Counterparts. Except as otherwise expressly provided in this Agreement, this Agreement: (a) covers the entire understanding of the parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the parties or their respective duly authorized agents; (b) will not be interpreted by reference to any of the titles or headings to the Sections or Subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (c) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (d) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. References in this Agreement to Recitals, Sections, Subsections, or Schedules are references to the Recitals, Sections, Subsections, and Schedules of and to this Agreement unless expressly stated otherwise.

8.4     Survival of Representations, Warranties, and Covenants. Except as set forth below, the representations, warranties, agreements, and covenants set forth in this Agreement will not survive the Effective Time or termination of this Agreement, except that (a) Section 4.16 (Confidentiality), Section 7.3 (Termination Fee), Section 7.4 (Cost Allocation Upon Termination), and Sections 8.3 through 8.10 will survive termination; and (b) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following the Effective Time, including without limitation, Article 6 (Directors, Officers and Employees), will survive the Effective Time. Except as specifically set forth in the preceding sentences, none of the representations, warranties, agreements or covenants contained in this Agreement shall survive the Effective Time, and neither Holdings, nor Merchants shall have any rights or remedies after Closing with respect to any breach of any such representations, warranties, agreements, or covenants.

8.5     Attorneys' Fees and Costs. In the event of any dispute or litigation with respect to the terms and conditions or enforcement of rights or obligations arising by reason of this Agreement or the Merger, the substantially prevailing party in any such litigation will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys' fees.

8.6     Expenses. Except as otherwise provided for in Section 7.3, each party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel, provided that nothing contained herein shall limit either party's rights to recover any liabilities or damages arising out of the other party's fraud or willful breach of any provision of this Agreement.

8.7     Governing Law and Venue. This Agreement will be governed by and construed in accordance with the Laws of the State of California, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in state or federal courts located in Sacramento County, California. Each party consents to and submits to the jurisdiction of any such court.

8.8     Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable Law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

Appendix A-56

8.9     Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

8.10     No Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any Person other than the parties any rights or remedies under this Agreement.

8.11     Time of the Essence. Time shall be of the essence for the performance of the respective obligations of the parties under this Agreement.

8.12     Amendments. Subject to applicable Law, this Agreement and the form of any attached Exhibit or Schedule may be amended upon authorization of the boards of directors of the parties, whether before or after the Merchants Meeting; provided, however, that after approval by Merchants' shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of Merchants without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension or waiver.

[signatures on next page]

Appendix A-57

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

"HOLDINGS" BANK OF COMMERCE HOLDINGS

By:	/s/ Randall S. Eslick
Randall S. Eslick, President and CEO

"MERCHANTS" MERCHANTS HOLDING COMPANY

By:	/s/ Stephen A. Meyers
Stephen A. Meyers, President and CEO

[Signature Page to Agreement and Plan of Merger]

Appendix A-58

EXHIBIT A

Form of Bank Merger Agreement

Appendix A-59

BANK MERGER AGREEMENT

This Bank Merger Agreement (“Agreement”), dated as of October 4, 2018, is made by and between Redding Bank of Commerce (“Redding Bank”) and The Merchants National Bank of Sacramento (“Merchants Bank”).

RECITALS

A.

Redding Bank, a wholly owned subsidiary of Bank of Commerce Holdings (“Holdings”), is a California state-chartered bank. Redding Bank has authorized capital stock of 2,000,000 shares of common stock with no par value of which 1,000 shares are issued and outstanding. A list of Redding Bank’s office locations is attached as Exhibit A.

B.	Merchants Bank, a wholly owned subsidiary of Merchants Holding Company (“Merchants”), is a national banking association. A list of Merchants Bank’s office locations is attached as Exhibit B.

C.

Holdings and Merchants entered into an Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”) which provides for the merger of Merchants with and into Holdings, with Holdings as the surviving corporation (the “Holding Company Merger”). Immediately following the Holding Company Merger, Merchants Bank will merge with and into Redding Bank, with Redding Bank as the resulting bank (the “Resulting Bank”).

D.	The Boards of Directors of Merchants Bank and Redding Bank have each adopted this Agreement and authorized its execution and delivery.

AGREEMENT

1.	Terms of the Merger.

a.	Merger. Subject to the terms of this Agreement, Merchants Bank will merge with and into Redding Bank (the “Merger”), and after the Merger, Redding Bank will be the Resulting Bank.

b.

Closing. Unless the parties agree otherwise, the closing of the Merger (“Closing”) will take place immediately following the closing of the Holding Company Merger, subject to approval of the Merger in accordance with Section 2 and Section 3 and expiration of all applicable waiting periods. The Merger shall become effective on the date and at the time that this Agreement, as certified by the California Secretary of State, is filed with the California Department of Business Oversight—Division of Financial Institutions, or as set forth in such filing (the “Effective Time”). For the avoidance of doubt, the occurrence of the Holding Company Merger shall be a condition to the obligation of each of the parties hereto to effect the Closing, and neither party shall have any obligation to effect the Closing and consummate the Merger unless the Holding Company Merger has occurred in accordance with the terms of the Merger Agreement.

Appendix A-60

c.

Transaction. At the Effective Time, the effect of the Merger shall be as provided in the General Corporation Law of the State of California. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, the following will occur:

(i)	Merchants Bank Shares. All shares of Merchants Bank capital stock issued and outstanding immediately before the Effective Time will be canceled.

(ii)	Redding Bank Shares. All shares of Redding Bank capital stock issued and outstanding immediately before the Effective Time will continue as issued and outstanding shares of the Resulting Bank.

(iii)

Dissenting Shares. No shares of the Resulting Bank will need to be disposed as the result of dissenting shareholders, since the Merger will not be consummated if the sole shareholder of either Redding Bank or Merchants Bank declines to approve this Agreement.

d.

Resulting Bank. The Resulting Bank’s name will be “Redding Bank of Commerce.” Redding Bank’s charter, articles of incorporation, and bylaws will become the Resulting Bank’s charter, articles of incorporation, and bylaws and are not being amended as part of the Merger. Redding Bank’s principal office will become the Resulting Bank’s principal office, and all other offices of Redding Bank and Merchants Bank will become offices of the Resulting Bank. The Resulting Bank’s principal office and other office locations are set forth on Exhibit C. The Resulting Bank will be a wholly owned subsidiary of Holdings, with the same number of issued and outstanding shares as the issued and outstanding shares of Redding Bank immediately before the Effective Time.

e.

Resulting Bank Directors. The members of the Resulting Bank’s Board of Directors (collectively, “Resulting Directors”) effective at the Effective Time will include the members of the Board of Directors of Redding Bank as constituted immediately prior to the Effective Time. The Resulting Directors’ names and mailing addresses are set forth on Exhibit D. Nothing in this Section 1.e. or this Agreement restricts in any way any rights of the Resulting Bank’s shareholder and directors at any time after the Effective Time to nominate, elect, select, or remove the Resulting Bank’s directors.

f.

Resulting Bank Officers. The names and mailing addresses of the executive officers of the Resulting Bank are listed on Exhibit D. Nothing in this Section 1.f. or this Agreement restricts in any way any rights of the Resulting Bank’s shareholder and directors at any time after the Effective Time to nominate, elect, select, or remove the Resulting Bank’s executive officers.

Appendix A-61

2.

Shareholder Approval. The Merger and this Agreement are subject to approval by Holdings, as Redding Bank’s sole shareholder, and by Merchants, as Merchants Bank’s sole shareholder. If either Holdings or Merchants does not approve the Merger and this Agreement, this Agreement is void, and the parties are relieved of their obligations and responsibilities under this Agreement.

3.

Regulatory Approvals. The Merger and this Agreement are subject to approval by, waiver of application by, or notice to the Federal Deposit Insurance Corporation, the California Department of Business Oversight—Division of Financial Institutions, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, and all other regulatory agencies having jurisdiction with respect to the Merger. If the Merger and this Agreement are not approved by the required agencies, this Agreement is void, and the parties are relieved of their obligations and responsibilities under this Agreement.

4.	Miscellaneous Provisions.

a.	Binding Effect. This Agreement is binding and inures to the benefit of the parties and their respective successors and assigns.

b.	Assignment. No party may assign this Agreement or any rights under this Agreement unless the other party consents in writing to the assignment.

c.

Amendment and Waiver. Except as this Agreement otherwise expressly provides, it contains the parties’ entire understanding. No modification or amendment of its terms or conditions is effective unless in writing and signed by the parties.

d.	Section Headings. The section headings included in this Agreement are for reference and convenience only and are not a substantive part of this Agreement.

e.

Counterparts. This Agreement may be executed in one or more counterparts. Each of these counterparts will be deemed an original, and all counterparts taken together constitute one and the same document.

f.	Governing Law. The parties intend this Agreement to be governed by the laws of the State of California, except to the extent Federal law may govern certain matters.

- Signatures appear on the following page -

Appendix A-62

This Bank Merger Agreement is dated as of the date first written above.

REDDING BANK OF COMMERCE		THE MERCHANTS NATIONAL BANK OF SACRAMENTO

By:	Randall S. Eslick	By:	Stephen A. Meyers
Its:	President and Chief Executive Officer	Its:	President and Chief Executive Officer

[Signature Page to Bank Merger Agreement]

Appendix A-63

EXHIBIT B

Merger Consideration Adjustments

If Merchants Core Deposits, as finally determined pursuant to Section 2.1.4 of the Agreement, are equal to or greater than $128,419,766 but less than $139,750,922, then the amount of such deposits shall be rounded up to the nearest tier in the table below, and the Per Share Cash Consideration, the Mixed Election Per Share Cash Amount, the Mixed Election Stock Exchange Ratio, and the Stock Election Exchange Ratio will each be adjusted to match the amounts set forth for such terms in the same tier. For example, if Merchants Core Deposits as determined pursuant to Section 2.1.4 were to equal $138,835,000, then such amount would be deemed to be rounded up to the closest tier, which is Tier 4, or an amount of $139,082,078. The Per Share Cash Consideration, the Mixed Election Per Share Cash Amount, the Mixed Election Stock Exchange Ratio, and the Stock Election Exchange Ratio would then be adjusted to equal the Tier 4 amounts of $48.3314, $19.3315, 2.3175, and 3.8623, respectively.

Tier	Core Deposit Balance	% of Initial Core Deposits	Per Share Cash Consideration	Mixed Election Per Share Amount	Mixed Election Stock Exchange Ratio	Stock Election Exchange Ratio
1	$139,750,922	92.50%	$48.4318	$19.3716	2.3223	3.8703
2	$139,582,078	92.39%	$48.4064	$19.3615	2.3211	3.8683
3	$139,332,078	92.22%	$48.3689	$19.3465	2.3193	3.8653
4	$139,082,078	92.06%	$48.3314	$19.3315	2.3175	3.8623
5	$138,832,078	91.89%	$48.2938	$19.3165	2.3157	3.8593
6	$138,582,078	91.73%	$48.2563	$19.3014	2.3139	3.8563
7	$138,332,078	91.56%	$48.2187	$19.2864	2.3121	3.8533
8	$138,082,078	91.40%	$48.1812	$19.2714	2.3103	3.8503
9	$137,832,078	91.23%	$48.1436	$19.2564	2.3085	3.8473
10	$137,582,078	91.06%	$48.1061	$19.2414	2.3067	3.8443
11	$137,332,078	90.90%	$48.0686	$19.2264	2.3049	3.8413
12	$137,082,078	90.73%	$48.0310	$19.2113	2.3031	3.8383
13	$136,832,078	90.57%	$47.9935	$19.1963	2.3013	3.8353
14	$136,582,078	90.40%	$47.9559	$19.1813	2.2995	3.8323
15	$136,332,078	90.24%	$47.9184	$19.1663	2.2977	3.8293
16	$136,082,078	90.07%	$47.8808	$19.1513	2.2959	3.8263
17	$135,832,078	89.91%	$47.8433	$19.1363	2.2941	3.8233
18	$135,582,078	89.74%	$47.8058	$19.1212	2.2923	3.8203
19	$135,332,078	89.58%	$47.7682	$19.1062	2.2905	3.8173
20	$135,082,078	89.41%	$47.7307	$19.0912	2.2887	3.8143
21	$134,832,078	89.24%	$47.6931	$19.0762	2.2869	3.8113
22	$134,582,078	89.08%	$47.6556	$19.0612	2.2851	3.8083
23	$134,332,078	88.91%	$47.6180	$19.0461	2.2833	3.8053
24	$134,082,078	88.75%	$47.5805	$19.0311	2.2815	3.8023
25	$133,832,078	88.58%	$47.5430	$19.0161	2.2797	3.7993
26	$133,582,078	88.42%	$47.5054	$19.0011	2.2779	3.7963
27	$133,332,078	88.25%	$47.4679	$18.9861	2.2761	3.7933
28	$133,082,078	88.09%	$47.4303	$18.9711	2.2743	3.7903
29	$132,832,078	87.92%	$47.3928	$18.9560	2.2725	3.7873
30	$132,582,078	87.76%	$47.3552	$18.9410	2.2707	3.7843
31	$132,332,078	87.59%	$47.3177	$18.9260	2.2689	3.7813
32	$132,082,078	87.42%	$47.2802	$18.9110	2.2671	3.7783
33	$131,832,078	87.26%	$47.2426	$18.8960	2.2653	3.7753
34	$131,582,078	87.09%	$47.2051	$18.8810	2.2635	3.7723
35	$131,332,078	86.93%	$47.1675	$18.8659	2.2617	3.7693
36	$131,082,078	86.76%	$47.1300	$18.8509	2.2599	3.7663
37	$130,832,078	86.60%	$47.0924	$18.8359	2.2581	3.7633
38	$130,582,078	86.43%	$47.0549	$18.8209	2.2563	3.7603
39	$130,332,078	86.27%	$47.0174	$18.8059	2.2545	3.7573
40	$130,082,078	86.10%	$46.9798	$18.7909	2.2527	3.7543
41	$129,832,078	85.93%	$46.9423	$18.7758	2.2509	3.7513
42	$129,582,078	85.77%	$46.9047	$18.7608	2.2491	3.7483
43	$129,332,078	85.60%	$46.8672	$18.7458	2.2473	3.7453
44	$129,082,078	85.44%	$46.8296	$18.7308	2.2455	3.7423
45	$128,832,078	85.27%	$46.7921	$18.7158	2.2437	3.7393
46	$128,582,078	85.11%	$46.7546	$18.7008	2.2419	3.7363
47	$128,419,766	85.00%	$46.7302	$18.6910	2.2407	3.7344

Appendix A-64

APPENDIX B

SELECTED SECTIONS OF CHAPTER 13 OF THE
CALIFORNIA GENERAL CORPORATION LAW
(DISSENTERS’ RIGHTS)

CALIFORNIA GENERAL CORPORATION LAW -- CHAPTER 13: DISSENTERS’ RIGHTS

§ 1300. Reorganization or short-form merger; dissenting shares; corporate purchase at fair market value; definitions:

(a)     If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day of, and immediately prior to, the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed reorganization or short-form merger, as adjusted for any stock split, reverse stock split, or share dividend that becomes effective thereafter.

(b)     As used in this chapter, “dissenting shares” means shares to which all of the following apply:

(1)

That were not, immediately prior to the reorganization or short-form merger, listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any shares where the holder of those shares is required, by the terms of the reorganization or short-form merger, to accept for the shares anything except: (A) shares of any other corporation, which shares, at the time of the reorganization or short-form merger is effective, are listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100; (B) cash in lieu of fractional shares described in the foregoing subparagraph (A); or (C) any combination of the shares and cash in lieu of fractional shares described in the foregoing subparagraphs (A) and (B).

(2)

That were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in paragraph (1) were voted against the reorganization, or were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

Appendix B-1

(3)	That the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4)	That the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c)     As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

§ 1301. Notice to holders of dissenting shares in reorganizations; demand for purchase; time; contents

(a)     If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each of those shareholders a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b)     Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in subdivision (b) of Section 1300, not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case, within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder.

(c)     The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what the shareholder claims to be the fair market value of those shares as determined pursuant to subdivision (a) of Section 1300. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

§ 1302. Submission of share certificates for endorsement; uncertificated securities

Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

Appendix B-2

§ 1303. Payment of agreed price with interest; agreement fixing fair market value; filing; time of payment

(a)     If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

(b)     Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

§ 1304. Action to determine whether shares are dissenting shares or fair market value; limitation; joinder; consolidation; determination of issues; appointment of appraisers

(a)     If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b)     Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c)     On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

Appendix B-3

Appendix C

October 3, 2018

Board of Directors

Merchants Holding Company

1015 Seventh Street

Sacramento, CA 95814

Members of the Board:

We understand that Merchants Holding Company (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) with Bank of Commerce Holdings (“Parent”) and Redding Bank of Commerce, a wholly owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Buyer”), pursuant to which, among other things, the Company will merge with and into the Parent (the “Transaction”) and each share of common stock of the Company issued and outstanding immediately prior to the Effective Time (the “Company Common Stock”), other than Dissenting Shares and shares cancelled in accordance with Section 2.1.4 (the “Excluded Holders”), shall be cancelled and converted into the right to receive, at the election of the holder thereof as provided in and subject to the provisions in the Agreement, without interest: (a) 3.8703 shares of Parent Common Stock, or (b) cash in an amount of $48.4318 per share, or (c) a unit consisting of (i) a number of shares of Parent Common Stock equal to the Mixed Election Stock Exchange Ratio and (ii) cash in an amount equal to the Mixed Election Per Share Cash Amount, (collectively, the "Consideration").

You have advised us that the Transaction will qualify as a tax-free reorganization for U.S. federal income tax purposes. The Consideration is subject to adjustments pursuant to Section 2.1.3. and Section 2.2. of the Agreement, as to which adjustments we express no opinion. The terms and conditions of the Transaction are more fully set forth in the Agreement.

Capitalized terms used herein without definition have the respective meanings ascribed to them in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company Common Stock (other than the Excluded Holders) of the Consideration to be paid to such holders in the proposed Transaction.

In connection with preparing our opinion, we have reviewed, among other things:

(i)	a draft of the Agreement, dated October 1, 2018;

(ii)

certain financial statements and other historical financial and business information about the Parent and the Company made available to us from published sources and/or from the internal records of the Parent and the Company that we deemed relevant;

(iii)

certain publicly available analyst earnings estimates for Parent for the years ending December 31, 2018 and December 31, 2019 and estimated long-term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of the Company and Parent;

Investment Banking

611 Anton Boulevard ● Suite 600 ● Costa Mesa, CA 92626 ● (714) 327-8800 ● FAX (714) 327-8700

www.dadavidson.com/Investment-Banking

Appendix C-1

(iv)

financial projections for the Company for the years ending December 31, 2018 and estimated long term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of the Company;

(v)	the current market environment generally and the banking environment in particular;

(vi)	the financial terms of certain other transactions in the financial institutions industry, to the extent publicly available;

(vii)	the market and trading characteristics of selected public companies and selected public bank holding companies in particular;

(viii)	the relative contributions of the Parent and Company to the combined company;

(ix)	the pro forma financial impact of the Transaction, taking into consideration the amounts and timing of the transaction costs, cost savings and revenue enhancements;

(x)	the net present value of the Company with consideration of projected financial results; and

(xi)

such other financial studies, analyses and investigations and financial, economic and market criteria and other information as we considered relevant including discussions with management and other representatives and advisors of the Parent and the Company concerning the business, financial condition, results of operations and prospects of the Parent and the Company.

In arriving at our opinion, we have, with your consent, assumed and relied upon the accuracy and completeness of all information that was publicly available or supplied or otherwise made available to, discussed with or reviewed by or for us. We have not independently verified (nor have we assumed responsibility for independently verifying) such information or its accuracy or completeness. We have relied on the assurances of management of the Company that they are not aware of any facts or circumstances that would make any of such information, forecasts or analyses inaccurate or misleading. We have not undertaken or been provided with any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company, and have not been provided with any reports of such physical inspections. We have assumed that there has been no material change in the Company’s business, assets, financial condition, results of operations, cash flows or prospects since the date of the most recent financial statements provided to us.

With respect to the financial projections and other estimates (including information relating to the amounts and timing of the merger costs, cost savings, and revenue enhancements anticipated to result from, the Transaction) provided to or otherwise reviewed by or for or discussed with us, we have been advised by management of the Company, and have assumed with your consent, that such forecasts and other analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the other matters covered thereby, and that the financial results reflected in such projections and estimates will be realized in the amounts and at the times projected. We assume no responsibility for and express no opinion as to such projections, estimates, or the assumptions on which they were based.

Appendix C-2

We are not experts in the evaluation of loan and lease portfolios, classified loans or other real estate owned or in assessing the adequacy of the allowance for loan losses with respect thereto, and we did not make an independent evaluation or appraisal thereof, or of any other specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company or Buyer or any of their respective subsidiaries. We have not reviewed any individual loan or credit files relating to the Company or Buyer. We have assumed, with your consent, that the respective allowances for loan and lease losses for both the Company and Buyer are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We did not make an independent evaluation of the quality of the Company’s or Buyer’s deposit base, nor have we independently evaluated potential deposit concentrations or the deposit composition of the Company or Buyer. We did not make an independent evaluation of the quality of the Company’s or Buyer’s investment securities portfolio, nor have we independently evaluated potential concentrations in the investment securities portfolio of the Company or Buyer.

We have assumed that all of the representations and warranties contained in the Agreement and all related agreements are true and correct in all respects material to our analysis, and that the Transaction will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to our analysis. We also have assumed that all material governmental, regulatory or other consents, approvals, and waivers necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company or the contemplated benefits of the Transaction. Further, we have assumed that the executed Agreement will not differ in any material respect from the draft Agreement, dated October 1, 2018, reviewed by us.

We have assumed in all respects material to our analysis that the Company and Buyer will remain as a going concern for all periods relevant to our analysis. We express no opinion regarding the liquidation value of the Company, Buyer, or any other entity.

Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock, other than the Excluded Holders, in the proposed Transaction. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction (including, without limitation, the form or structure of the Transaction) or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into in connection with the Transaction, or as to the underlying business decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Company or Buyer, or any class of such persons, relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction, or with respect to the fairness of any such compensation. Our opinion does not take into account individual circumstances of specific holders with respect to control, voting or other rights which may distinguish such holders.

We express no view as to, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business transactions or strategies, or whether such alternative transactions or strategies could be achieved or are available. In addition, our opinion does not address any legal, regulatory, tax or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals.

Appendix C-3

We also express no opinion as to the actual value of Buyer common stock when issued in the Transaction or the prices at which the Buyer common stock will trade following announcement of the Transaction or at any future time.

We have not evaluated the solvency or fair value of the Company or Buyer under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. This opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company or Buyer. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Buyer or the ability of the Company or Buyer to pay their respective obligations when they come due.

We have acted as the Company’s financial advisor in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse our reasonable expenses and indemnify us against certain liabilities arising out of our engagement.

Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company.

During the two years preceding the date of this letter, we have provided investment banking and other financial services to the Parent for which we have received customary compensation. Such services during such period have included serving as a co-managing underwriter for a follow-on offering of common stock for the Parent in May 2017.

In the ordinary course of our business, D.A. Davidson & Co. and its affiliates may actively trade or hold securities of the Company or Buyer for our own accounts or for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities. We may seek to provide investment banking or other financial services to the Company or Parent in the future for which we would expect to receive compensation.

This fairness opinion was reviewed and approved by a D.A. Davidson & Co. Fairness Opinion Committee.

This opinion is solely for the information of the Board of Directors of the Company (solely in its capacity as such) in connection with its consideration of the merger and shall not be relied upon by any other party or disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written consent.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders of the Company Common Stock (other than the Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

D.A. Davidson & Co.

Appendix C-4

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

The CGCL provides a detailed statutory framework covering limitation of liability of directors in certain instances and indemnification of any officer or other agent of a corporation who is made or threatened to be made a party to any legal proceeding by reason of his or her services on behalf of such corporation.

With respect to limitation of liability, the CGCL permits a California corporation to adopt a provision in its articles of incorporation reducing or eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of the fiduciary duty of care, provided that such liability does not arise from certain proscribed conduct (including intentional misconduct and breach of duty of loyalty). The CGCL in this regard relates only to actions brought by shareholders on behalf of the corporation (i.e., “derivative actions”) and does not apply to claims brought by outside parties.

BOCH’s restated articles of incorporation limit the liability of directors of BOCH to the fullest extent permissible under the CGCL. The restated articles of incorporation further provide that the board of directors of BOCH may by bylaw, agreement or otherwise provide for the indemnification of agents to the fullest extent permissible under the CGCL.

BOCH's amended and restated bylaws provide as follows:

“Agent” means any person who is or was a director, officer, employee or other agent of BOCH, or is or was serving at the request of BOCH as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation that was a predecessor corporation of BOCH or of another enterprise at the request of such predecessor company; “proceeding” means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and “expenses” include without limitation attorneys’ fees and any expenses of establishing a right to indemnification.

BOCH shall indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of BOCH to procure a judgment in its favor) by reason of the fact that such person is or was an agent of BOCH, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of BOCH and, in the case of a criminal proceeding, if such person had no reasonable cause to believe that such person’s conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in the best interests of BOCH or that such person had reasonable cause to believe that such person’s conduct was unlawful.

BOCH shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of BOCH to procure a judgment in its favor by reason of the fact that such person is or was an agent of BOCH, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith, in a manner such person believed to be in the best interests of BOCH and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. The board of directors of BOCH will provide for the indemnification of agents to the fullest extent permissible under California law.

No indemnification will be made:

(1)     In respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to BOCH in the performance of such person’s duty to BOCH, unless and only to the extent that the court in which such proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court shall determine;

(2)     Of amounts paid in settling or otherwise disposing of a threatened or pending action, with or without court approval; or

(3)     Of expenses incurred in defending a threatened or pending action, which is settled or otherwise disposed of without court approval.

To the extent that an agent of BOCH has been successful on the merits in defense of any proceeding or in defense of any claim, issue or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith.

Any indemnification shall be made by BOCH only if authorized in the specific case, upon a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct, by:

(1)     A majority vote of a quorum consisting of directors who are not parties to such proceeding;

(2)     Approval or ratification by the affirmative vote of a majority of the shares of BOCH represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) or by the written consent of holders of a majority of the outstanding shares entitled to vote; for such purpose, the shares owned by the person to be indemnified shall not be considered outstanding or entitled to vote thereon; or

(3)     The court in which such proceeding is or was pending, upon application made by BOCH or the agent or the attorney or other person rendering services in connection with the defense, whether or not such application by the agent, attorney or other person, is opposed by BOCH.

Expenses incurred in defending any proceeding may be advanced by BOCH prior to the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the agent to repay such amount unless it shall be determined ultimately that the agent is entitled to be indemnified as authorized.

Nothing shall affect any right to indemnification to which persons other than directors and officers of BOCH or any subsidiary thereof may be entitled by contract or otherwise.

No indemnification or advance shall be made in any circumstance where it appears:

(1)     That it would be inconsistent with a provision of the restated articles of incorporation, a resolution of the shareholders or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(2)     That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

With respect to indemnification, the CGCL provides that to the extent any officer, director or other agent of a corporation is successful “on the merits” in defense of any legal proceeding to which such person is a party or is threatened to be made a party by reason of his or her service on behalf of such corporation or in defense of any claim, issue, or matter therein, such agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith, but does not require indemnification in any other circumstance. The CGCL also provides that a corporation may indemnify any agent of the corporation, including officers and directors, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in a third-party proceeding against such person by reason of his or her services on behalf of the corporation, provided the person acted in good faith and in a manner he or she reasonably believed to be in the best interests of such corporation. The CGCL further provides that in derivative suits a corporation may indemnify such a person against expenses incurred in such a proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and its shareholders. Indemnification is not available in derivative actions (i) for amounts paid or expenses incurred in connection with a matter that is settled or otherwise disposed of without court approval or (ii) with respect to matters for which the agent shall have been adjudged to be liable to the corporation unless the court shall determine that such person is entitled to indemnification.

The CGCL permits the advancing of expenses incurred in defending any proceeding against a corporate agent by reason of his or her service on behalf of the corporation upon the giving of a promise to repay any such sums in the event it is later determined that such person is not entitled to be indemnified. Finally, the CGCL provides that the indemnification provided by the statute is not exclusive of other rights to which those seeking indemnification may be entitled, by bylaw, agreement or otherwise, to the extent additional rights are authorized in a corporation’s articles of incorporation. The law further permits a corporation to procure insurance on behalf of its directors, officers and agents against any liability incurred by any such individual, even if a corporation would not otherwise have the power under applicable law to indemnify the director, officer or agent for such expenses.

BOCH presently maintains a policy of directors’ and officers’ liability insurance that provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

BOCH has entered into Indemnification Agreements with each of its non-employee directors. The Indemnification Agreements codify procedural mechanisms pursuant to which directors may enforce the indemnification rights that such directors are granted under BOCH’s restated articles of incorporation and amended and restated bylaws. The Indemnification Agreements provide that, if so requested by the indemnitee, BOCH shall advance expenses without regard to the indemnitee’s ultimate entitlement to indemnification under the agreement and further provide that the execution and delivery of the agreement shall constitute an undertaking providing that the indemnitee undertakes to the fullest extent permitted by law to repay the advance if and to the extent that it is ultimately determined by a final, non-appealable decision rendered by a court of competent jurisdiction that the indemnitee is not entitled to be indemnified by BOCH.

BOCH has entered into Employment Agreements with certain of its executive officers that provide that BOCH and RBC shall indemnify and hold harmless each such executive, to the maximum extent permitted under applicable law and the amended and restated bylaws of each of BOCH and RBC, in the event that such executive is made a party or threatened to be made a party to any action, suit or proceeding, by reason of the fact that such executive is or was a director or executive officer of BOCH or RBC. Costs and expenses incurred by such executive in defense of such proceeding shall be paid in advance of the final disposition of such litigation upon receipt by BOCH and RBC of: (i) a written request for payment; (ii) appropriate documentation of the costs and expenses for which indemnification is being sought; and (iii) an undertaking by or on behalf of the executive to repay the amounts so paid if it shall be ultimately determined that the executive is not entitled to be indemnified by BOCH or RBC under the Employment Agreement.

Item 21. Exhibits and Financial Statement Schedules

(a)     The exhibits are listed below under the caption “Exhibit Index.”

(b)     Financial Statement Schedules. None.

Item 22. Undertakings

(a)     The undersigned registrant hereby undertakes:

(1)     To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)     Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)     Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)     Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)     To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b)     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether or not such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

2

Agreement and Plan of Merger dated as of October 4, 2018, by and between Bank of Commerce Holdings and Merchants Holding Company (included as Appendix A to the proxy statement/prospectus which is included in the registration statement).

3.1	Restated Articles of Incorporation of Bank of Commerce Holdings (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016).

3.2	Amended and Restated Bylaws of Bank of Commerce Holdings (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed December 20, 2017).

5	Opinion of Boutin Jones Inc. regarding legality of securities.

8.1	Opinion of Miller Nash Graham & Dunn LLP regarding certain federal income tax matters.

8.2	Opinion of Lewis Brisbois Bisgaard & Smith LLP regarding certain federal income tax matters.

10.1	Form of Director and Executive Officer Voting Agreement and Irrevocable Proxy.

10.2	Form of Non-Competition, Non-Solicitation and Confidentiality Agreement.

23.1	Consent of Boutin Jones Inc. (contained in its opinion filed as Exhibit 5).

23.2	Consent of Moss Adams LLP, Bank of Commerce Holding’s independent registered public accounting firm.

23.3	Consent of Miller Nash Graham & Dunn LLP (contained in its opinion filed as Exhibit 8.1).

23.4	Consent of Lewis Brisbois Bisgaard & Smith LLP (contained in its opinion filed as Exhibit 8.2).

23.5	Consent of D. A, Davidson & Co., financial advisor to Merchants Holding Company.

24	Power of Attorney (contained on the signature page of the registration statement).

99.1	Form of proxy to be mailed to shareholders of Merchants Holding Company.

99.2	Form of election statement to be mailed to shareholders of Merchants Holding Company.

99.3	Opinion of D. A Davidson & Co., financial advisor to Merchants Holding Company (included as Appendix C to the proxy statement/prospectus which is included in the registration statement).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sacramento, State of California, on November 7, 2018.

BANK OF COMMERCE HOLDINGS

By:	/s/ Randall S. Eslick
Randall S. Eslick, President and
Chief Executive Officer

Each person whose individual signature appears below hereby authorizes and appoints Randall S. Eslick and James A. Sundquist, and each of them, with full power of substitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated, on the dates indicated.

Signature	Title	Date

/s/ Randall S. Eslick	President and Chief Executive Officer and Director (Principal Executive Officer)	November 7, 2018
Randall S. Eslick

/s/ James A. Sundquist	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 7, 2018
James A. Sundquist

/s/ Lyle L. Tullis	Chairman of the Board and Director	November 7, 2018
Lyle L. Tullis

/s/ Orin N. Bennett	Director	November 7, 2018
Orin N. Bennett

Signature	Title	Date

/s/ Gary R. Burks	Director	November 7, 2018
Gary R. Burks

/s/ Joseph Q. Gibson	Director	November 7, 2018
Joseph Q. Gibson

/s/ Jon W. Halfhide	Director	November 7, 2018
Jon W. Halfhide

/s/ Linda J. Miles	Director	November 7, 2018
Linda J. Miles

/s/ Karl L. Silberstein	Director	November 7, 2018
Karl L. Silberstein

/s/ Terence J. Street	Director	November 7, 2018
Terence J. Street